NOVAGOLD RESOURCES INC.

ANNUAL INFORMATION FORM

FOR THE YEAR ENDED NOVEMBER 30, 2011

February 22, 2012

NOVAGOLD RESOURCES INC.
(the “Company”)

ANNUAL INFORMATION FORM

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Preliminary Notes

Cautionary Statement Regarding Forward-Looking Information

This Annual Information Form for NovaGold Resources Inc. (“NovaGold” or “the Company”) contains statements of forward-looking information. These forward-looking statements may include statements regarding perceived merit of properties, exploration results and budgets, mineral reserves and resource estimates, work programs, capital expenditures, operating costs, cash flow estimates, production estimates and similar statements relating to the economic viability of a project, timelines, strategic plans, including the Company’s plans and expectations relating to its Galore Creek and Ambler projects, completion of transactions, market prices for precious and base metals, or other statements that are not statements of fact. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Statements concerning mineral resource estimates may also be deemed to constitute “forward-looking statements” to the extent that they involve estimates of the mineralization that will be encountered if the property is developed.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, identified by words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential”, “possible” or variations thereof or stating that certain actions, events, conditions or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements.

Forward-looking statements are based on a number of material assumptions, including those listed below, which could prove to be significantly incorrect:

  our ability to achieve production at any of the Company’s mineral exploration and development properties;
  estimated capital costs, operating costs, production and economic returns;
  estimated metal pricing, metallurgy, mineability, marketability and operating and capital costs, together with other assumptions underlying the Company’s resource and reserve estimates;
  our expected ability to develop adequate infrastructure and that the cost of doing so will be reasonable;
  assumptions that all necessary permits and governmental approvals will be obtained;
  assumptions made in the interpretation of drill results, the geology, grade and continuity of the Company’s mineral deposits;
  our expectations regarding demand for equipment, skilled labour and services needed for exploration and development of mineral properties; and
  our activities will not be adversely disrupted or impeded by development, operating or regulatory risks.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation:

  uncertainty of whether there will ever be production at the Company’s mineral exploration and development properties;
  uncertainty of estimates of capital costs, operating costs, production and economic returns;
  uncertainties relating to the assumptions underlying the Company’s resource and reserve estimates, such as metal pricing, metallurgy, mineability, marketability and operating and capital costs;
  risks related to the Company’s ability to commence production and generate material revenues or obtain adequate financing for its planned exploration and development activities;
  risks related to the Company’s ability to finance the development of its mineral properties through external financing, strategic alliances, the sale of property interests or otherwise;
  risks related to the third parties on which the Company depends for its exploration and development activities;
  dependence on cooperation of joint venture partners in exploration and development of properties;
  credit, liquidity, interest rate and currency risks;

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  risks related to market events and general economic conditions;
  uncertainty related to inferred mineral resources;
  risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of the Company’s mineral deposits;
  risks related to lack of infrastructure;
  mining and development risks, including risks related to infrastructure, accidents, equipment breakdowns, labor disputes or other unanticipated difficulties with or interruptions in development, construction or production;
  the risk that permits and governmental approvals necessary to develop and operate mines on the Company’s properties will not be available on a timely basis or at all;
  commodity price fluctuations;
  risks related to governmental regulation and permits, including environmental regulation;
  risks related to the need for reclamation activities on the Company’s properties and uncertainty of cost estimates related thereto;
  uncertainty related to title to the Company’s mineral properties;
  uncertainty related to unsettled aboriginal rights and title in British Columbia;
  the Company’s history of losses and expectation of future losses;
  uncertainty as to the outcome of potential litigation;
  uncertainty inherent in litigation including the effects of discovery of new evidence or advancement of new legal theories, the difficulty of predicting decisions of judges and juries and the possibility that decisions may be reversed on appeal;
  risks related to default under the Company’s unsecured convertible notes;
  risks related to the Company’s majority shareholder;
  risks related to increases in demand for equipment, skilled labor and services needed for exploration and development of mineral properties, and related cost increases;
  increased competition in the mining industry;
  the Company’s need to attract and retain qualified management and technical personnel;
  risks related to the Company’s current practice of not using hedging arrangements;
  uncertainty as to the Company’s ability to acquire additional commercially mineable mineral rights;
  risks related to the integration of potential new acquisitions into the Company’s existing operations;
  risks related to unknown liabilities in connection with acquisitions;
  risks related to conflicts of interests of some of the directors of the Company;
  risks related to global climate change;
  risks related to adverse publicity from non-governmental organizations;
  uncertainty as to the Company’s ability to maintain the adequacy of internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act;
  uncertainty relating to the timing and ability to complete the spin-off of NovaCopper to the Company’s shareholders;
  increased regulatory compliance costs relating to the Dodd-Frank Act; and
  increased regulatory compliance costs related to the Company’s loss of its foreign private issuer status in the event of a disposition of the Galore Creek project.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this Annual Information Form under the heading “Risk Factors” and elsewhere.

The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and the Company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change, except as required by law. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

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Cautionary Note to U.S. Investors – Information Concerning Preparation of Resource and Reserve Estimates

This Annual Information Form has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all resource and reserve estimates included in this Annual Information Form have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining and Metallurgy Classification System. NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (“SEC”), and resource and reserve information contained herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserves”. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC. U.S. investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by the Company in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

Glossary and Defined Terms

The following is a glossary of certain mining terms used in this Annual Information Form.

aggregate

Any of several hard, inert materials, such as sand, gravel, slag or crushed stone, mixed with a cement or bituminous material to form concrete, mortar or plaster, or used alone, as in railroad ballast or graded fill.

alluvial	A placer formed by the action of running water, as in a stream channel or alluvial fan; also said of the valuable mineral (e.g. gold or diamond) associated with an alluvial placer.

arsenopyrite	The common arsenic mineral and principal ore of arsenic; occurs in many sulfide ore deposits, particularly those containing lead, silver and gold.

alteration	Refers to the process of hydrothermal fluids (hot water) changing primary rock minerals (such as quartz, feldspar and hornblende) to secondary minerals (quartz, carbonate and clay minerals).

breccia	A rock in which angular fragments are surrounded by a mass of fine-grained minerals.

CIM	Canadian Institute of Mining, Metallurgy and Petroleum.

contained ounces	Represents ounces in the ground before reduction of ounces not able to be recovered by the applicable metallurgical process.

dike	A tabular igneous intrusion that cuts across the bedding or foliation of the country rock.

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g/t	Grams per metric tonne.

illite	A group of three-layer mica-like clays.

mafic	Igneous rocks composed mostly of dark, iron- and magnesium-rich minerals.

masl	Meters above sea level.

mineral resource, measured mineral resource, indicated mineral resource, inferred mineral resource

Under CIM standards, a mineral resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.

The terms “mineral resource”, “measured mineral resource”, “indicated mineral resource”, and “inferred mineral resource” used in this Annual Information Form are mining terms defined under CIM standards and used in accordance with NI 43-101. They are not defined terms under U.S. standards and generally may not be used in documents filed with the SEC by U.S. companies. See “Cautionary Note to U.S. Investors – Information Concerning Preparation of Resource and Reserve Estimates”.

A mineral resource estimate is based on information on the geology of the deposit and the continuity of mineralization. Assumptions concerning economic and operating parameters, including cut-off grades and economic mining widths, based on factors typical for the type of deposit, may be used if these factors have not been specifically established for the deposit at the time of the mineral resource estimate. A mineral resource is categorized on the basis of the degree of confidence in the estimate of quantity and grade or quality of the deposit, as follows:

Inferred mineral resource: Under CIM standards, an inferred mineral resource is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Indicated mineral resource: Under CIM standards, an indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Measured mineral resource: Under CIM standards, a measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

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mineral reserve, proven mineral reserve, probable mineral reserve

Under CIM standards, a mineral reserve is the economically mineable part of a measured or indicated mineral resource demonstrated by a preliminary feasibility study or feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined.

The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” used in this Annual Information Form are mining terms defined under CIM standards and used in accordance with NI 43-101. Mineral reserves, proven mineral reserves and probable mineral reserves presented under CIM standards may not conform with the definitions of “reserves”, “proven reserves” or “probable reserves” under U.S. standards. See “Cautionary Note to U.S. Investors – Information Concerning Preparation of Resource and Reserve Estimates”.

Mineral reserves under CIM standards are those parts of mineral resources which, after the application of all mining factors, result in an estimated tonnage and grade which, in the opinion of the Qualified Person(s) (as defined in NI 43-101) making the estimates, is the basis of an economically viable project after taking account of all relevant processing, metallurgical, economic, marketing, legal, environment, socio-economic and governmental factors. Mineral reserves are inclusive of diluting material that will be mined in conjunction with the mineral reserves and delivered to the treatment plant or equivalent facility. The term “mineral reserve” need not necessarily signify that extraction facilities are in place or operative or that all governmental approvals have been received. It does signify that there are reasonable expectations of such approvals.

Under CIM standards, mineral reserves are subdivided in order of increasing confidence into probable mineral reserves and proven mineral reserves. A probable mineral reserve has a lower level of confidence than a proven mineral reserve.

Proven mineral reserve: A proven mineral reserve is the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that the economic extraction can be justified.

Probable mineral reserve: A probable mineral reserve is the economically mineable part of an indicated and, in some circumstances, a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that the economic extraction can be justified.

mineralization

An anomalous occurrence of metal or other commodity of value defined by any method of sampling (surface outcrops, drill core, underground channels). Under SEC standards, such a deposit does not qualify as a reserve until comprehensive evaluation, based on unit cost, grade, recoveries and other factors, concludes that the mineralization could be legally and economically produced or extracted at the time the reserve determination is made.

net present value (“NPV”)	The sum of the value on a given date of a series of future cash payments and receipts, discounted to reflect the time value of money and other factors such as investment risk.

ore	Rock containing metallic or non-metallic materials that can be mined and processed at a profit.

patent	The ultimate stage of holding a mineral claim, after which no more assessment work is necessary; determines that all mineral rights, both surface and underground, have been earned.

placer	An alluvial deposit of sand and gravel, which may contain valuable metals.

pyrite	An iron sulfide mineral (FeS2 ), the most common naturally occurring sulfide mineral.

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reverse circulation (“RC”)	A type of drilling using dual-walled drill pipe in which the material drilled, water and mud are circulated up the center pipe while air is blown down the outside pipe.

schist	A medium-to-course grained foliated metamorphic rock, the grains of which have a roughly parallel arrangement; generally developed by shearing.

sill	An intrusive sheet of igneous rock of roughly uniform thickness that has been forced between the bedding planes of existing rock.

stockwork	A three-dimensional network of closely spaced planar to irregular veinlets.

strike	The direction, or bearing from true north, of a vein or rock formation measured on a horizontal surface.

sulfide	A compound of sulfur and some other metallic element.

tpd	Metric tonnes per day.

Currency and Exchange Rates

All dollar amounts in this Annual Information Form are expressed in Canadian dollars unless otherwise indicated. The noon rate of exchange as reported by the Bank of Canada for the conversion of Canadian dollars into U.S. dollars on February 21, 2012 was C$0.9955 per US$1.00 and on November 30, 2011 was C$1.0197 per US$1.00.

The following table sets forth (i) the rate of exchange for the Canadian dollar, expressed in U.S. dollars, in effect at the end of the periods indicated; (ii) the average exchange rates for the Canadian dollar, on the last day of each month during such periods; and (iii) the high and low exchange rates for the Canadian dollar, expressed in U.S. dollars, during such periods, each based on the noon rate of exchange as reported by the Bank of Canada for conversion of Canadian dollars into U.S. dollars:

	2011	2010	2009

Rate at end of period	0.9807	0.9743	0.9457
Average rate based on last day each month	1.0155	0.9673	0.8643
High for period	1.0583	1.0039	0.9716
Low for period	0.9430	0.9278	0.7692

Metric Equivalents

The following table sets forth the factors for converting Imperial measurements into metric equivalents:

To convert from Imperial	To Metric	Multiply By

Acres	Hectares	0.404686
Feet	Meters	0.304800
Miles	Kilometers	1.609344
Tons	Tonnes	0.907185
Ounces (troy)/ton	Grams/Tonne	34.28570

NOVAGOLD RESOURCES INC.
ANNUAL INFORMATION FORM
for its financial year ended November 30, 2011

ITEM 1 CORPORATE STRUCTURE

Name, Address and Incorporation

The Company was incorporated by memorandum of association on December 5, 1984, under the Companies Act (Nova Scotia) as 1562756 Nova Scotia Limited. On January 14, 1985, the Company changed its name to NovaCan Mining Resources (l985) Limited and on March 20, 1987, the Company changed its name to NovaGold Resources Inc. The Company is in good standing under the laws of the Province of Nova Scotia. The registered office of the Company is located at Suite 1300 – 1969 Upper Water Street, Halifax, Nova Scotia, Canada, B3J 3R7. The Company’s principal office is located at Suite 2300, 200 Granville Street, Vancouver, BC, Canada, V6C 1S4.

Intercorporate Relationships

As at the end of its most recently completed financial year, the Company had the following material, direct and indirect, wholly-owned subsidiaries: NovaGold Resources Alaska, Inc., NovaGold (Bermuda) Alaska Limited and NovaGold Resources (Bermuda) Limited and NovaGold Canada Inc.

The following chart depicts the corporate structure of the Company together with the jurisdiction of incorporation of each of the Company’s material subsidiaries and related holding companies. All ownership is 100% unless otherwise indicated.

All of the above companies are sometimes referred to collectively herein as the “Company” or “NovaGold”.

ITEM 2 GENERAL DEVELOPMENT OF THE BUSINESS

Description of the Business

NovaGold is engaged in the exploration and development of mineral properties. NovaGold is focused on advancing its flagship property, Donlin Gold (formerly Donlin Creek). NovaGold has one of the largest mineral reserve/resource bases among junior and mid-tier gold exploration companies. The Company is also committed to maximizing the value of its non-core assets, including its interest in the Galore Creek copper-gold-silver project, which the Company is currently exploring opportunities to sell, in whole or in part. NovaGold has an established track record of expanding deposits through exploration and of forging collaborative partnerships, both with local communities and with major mining companies. The Donlin Gold project in Alaska, one of the world’s largest known undeveloped gold deposits, is held by a limited liability company owned equally by wholly-owned subsidiaries of NovaGold and Barrick Gold Corporation (“Barrick”). The Galore Creek project in British Columbia, a large copper-gold-silver deposit, is held by a partnership owned equally by wholly-owned subsidiaries of NovaGold and Teck Resources Limited (“Teck”). NovaGold holds a 100% interest in the Ambler project, which contains the high-grade Arctic copper-zinc-lead-gold-silver deposit in northern Alaska, subject to a back-in right held by NANA Regional Corporation Inc. (“NANA”). NovaGold also has other earlier-stage exploration properties. The Company’s portfolio of properties includes:

Donlin Gold, one of the world’s largest known undeveloped gold deposits, is held by Donlin Gold LLC (formerly Donlin Creek LLC), a limited liability company that is owned 50% by NovaGold Resources Alaska, Inc. and 50% by Barrick Gold U.S. Inc. On December 5, 2011, NovaGold announced the completion of a Feasibility Study for Donlin Gold (the “Donlin Gold FS”). The Donlin Gold FS was compiled by AMEC Americas Ltd. (“AMEC”) and revises the feasibility study completed in April 2009 (“2009 Feasibility Study”) with updated mineral reserves and resources, capital costs and operating cost estimates. The Study is currently under review by the Board of Directors of Donlin Gold LLC and has not yet been approved pending clarification of certain outstanding issues. The Donlin Gold FS also utilizes natural gas as the primary power source for the project rather than the original diesel option. Donlin Gold is located in southwestern Alaska on private Alaskan native-owned lands and Alaska state mining claims totalling 81,361 acres (32,926 hectares). The property has estimated proven and probable mineral reserves of 505 million tonnes grading 2.09 grams per tonne gold for 33.8 million ounces of gold. This represents an approximate 16% increase from the mineral reserve estimate outlined in the 2009 Feasibility Study and is broadly comparable to the March 2010 mineral reserve and resource update released by NovaGold. The property hosts estimated measured and indicated mineral resources (inclusive of mineral reserves) of 541 million tonnes grading 2.24 grams per tonne gold for 39 million ounces of gold and inferred mineral resources of 92 million tonnes grading 2.02 grams per tonne gold for 6.0 million ounces of gold. The total capital cost estimate for Donlin Gold is US$6.7 billion, including costs related to the natural gas pipeline and a contingency of US$984 million. The project’s estimated after-tax net present value (NPV5% ) is US$547 million using the base case gold price of US$1,200/oz, US$4.58 billion using a gold price of US$1,700/oz and US$6.72 billion using a gold price of US$2,000/oz. The corresponding Internal Rate of Returns (“IRR”) after-tax were estimated at 6.0%, 12.3% and 15.1%, respectively. Donlin Gold, if put into production in accordance with the Donlin Gold FS, would average 1.46 million ounces of gold production in each year of its first five years of operation at an average cash cost of US$409/oz and an average of 1.13 million ounces of gold per year over its projected 27 year mine life with an average cash cost of US$585/oz. Mineral resources that are not mineral reserves do not have demonstrated economic viability. The project is expected to be a conventional truck and shovel open-pit operation. The mine life is estimated to be 27 years based on a nominal processing rate of 53,500 tonnes per day. NovaGold believes that significant exploration potential remains in the Donlin Gold district, with prospects to increase mine life and/or justify future production expansions. NovaGold anticipates that Donlin Gold will commence formal project permitting in the first half of 2012 following approval by the Board of Donlin Gold LLC.

Galore Creek, a large copper-gold-silver project located in northwestern British Columbia, is held by a partnership (the “Galore Creek Partnership”) in which NovaGold Canada Inc. and Teck Metals Ltd. each own a 50% interest and is managed by Galore Creek Mining Corporation (“GCMC”). The 293,837 acre (118,912 hectare) property holds a large, porphyry-related copper-gold-silver deposit. The Pre-feasibility Study (“PFS”) completed in July 2011 for the Galore Creek project estimates that the project has proven and probable mineral reserves of 528 million tonnes grading 0.59% copper, 0.32 grams per tonne gold and 6.02 grams per tonne silver for estimated contained metal of 6.8 billion pounds of copper, 5.45 million ounces of gold and 102.1 million ounces of silver. In addition, the property has estimated measured and indicated mineral resources (exclusive of mineral reserves) of 286.7 million tonnes grading 0.33% copper, 0.27 grams per tonne gold and 3.64 grams per tonne silver, for estimated contained metal of 2.07 billion pounds of copper, 2.53 million ounces of gold and 33.54 million ounces of silver and estimated inferred mineral resources of 346.6 million tonnes grading 0.42% copper, 0.24 grams per tonne gold and 4.28 grams per tonne silver, for estimated contained metal of 3.23 billion pounds of copper, 2.70 million ounces of gold and 47.73 million ounces of silver. The PFS total capital cost estimate for the Galore Creek project is $5.2 billion dollars. The PFS estimated net present value (NPV7% ), using the base case metal price assumptions set forth below, was assessed at $837 million and $137 million on a pre-tax and post-tax basis, respectively. The corresponding post-tax IRR of the project was estimated at 7.4%. Using the July 27, 2011 current price case set forth below, the pre-tax and post-tax NPV7% of the project were estimated at $4.7 billion and $2.7 billion, respectively, with a post-tax IRR estimated at 14%. Base case metal prices used in the PFS were US$2.65/lb copper, US$1,100/oz gold and US$18.50/oz silver with a foreign exchange rate of US$0.91 = Cdn$1.00. The current price case used metal prices on July 27, 2011 of US$4.44/lb copper, US$1,613/oz gold and US$40.34/oz silver with a foreign exchange rate of US$1.05 = Cdn$1.00. Mineral resources that are not mineral reserves do not have demonstrated economic viability. NovaGold announced on November 16, 2011, that it is exploring opportunities to sell all or a part of its interest in the Galore Creek Partnership.

Ambler, which hosts the high-grade copper-zinc-lead-gold-silver Arctic deposit, is, subject to a back-in right held by NANA, 100% owned by a wholly-owned subsidiary of NovaGold. Ambler is an exploration- stage property located in Alaska comprising 90,315 acres (36,549 hectares) of Federal patented mining claims and State of Alaska mining claims, within which volcanogenic massive sulfide (“VMS”) mineralization can be found. A mineral resource estimate for the Arctic deposit shows an indicated mineral resource of 16.8 million tonnes grading 4.1% copper, 6.0% zinc, 0.83 grams/tonne gold and 59.62 grams/tonne silver for estimated contained metal of 1.5 billion pounds of copper, 2.2 billion pounds of zinc, 350.3 million pounds of lead, 447,000 ounces of gold and 32.3 million ounces of silver. In addition, the estimate shows an inferred mineral resource of 12.1 million tonnes grading 3.5% copper, 4.9% zinc, 0.67 grams/tonne gold, and 48.04 grams/tonne silver containing 939.9 million pounds of copper, 1.3 billion pounds of zinc, 211.6 million pounds of lead, 260,000 ounces of gold and 18.7 million ounces of silver. On April 14, 2011, NovaGold announced the results of a preliminary economic assessment (“PEA”) for the Arctic deposit. The project’s net present value (NPV8% ) using the PEA base case metal price assumptions set forth below was estimated at US$718 million and US$505 million on a pre-tax and post-tax basis, respectively. The corresponding IRR were estimated at 30% and 25%. Using the metal prices set forth below, the pre-tax and post-tax NPV8% were estimated at US$2.2 billion and US$1.6 billion, respectively, with corresponding IRRs estimated at 59% and 50%. Base case metal price assumptions used were US$2.50/lb copper, US$1.05/lb zinc, US$1.00/lb lead, US$1,100/oz for gold and US$20/oz silver. The metal price assumptions used were US$4.31/lb copper, US$1.20/lb zinc, US$1.20/lb lead, US$1,425/oz gold and US$36/oz silver. Mineral resources that are not mineral reserves do not have demonstrated economic viability. On November 16, 2011, NovaGold announced that it intends to distribute the shares of NovaCopper Inc. to its shareholders. NovaCopper Inc. owns the Ambler project through its wholly-owned subsidiary, NovaCopper US Inc.

NovaGold also holds earlier-stage exploration projects that have not advanced to the resource definition stage and the Rock Creek project which is in the closure stage. For the purposes of NI 43-101, NovaGold’s material properties are Donlin Gold and Galore Creek.

NovaGold Resources Inc.
Proven and Probable Mineral Reserves, Measured, Indicated and Inferred Mineral Resources for Gold (Au), Silver (Ag), Copper (Cu), Zinc (Zn) and Lead (Pb)
As at December5, 2011

Notes:
a. These resource estimates have been prepared in accordance with NI43-101 and the CIM Definition Standard, unless otherwise noted.
b. See numbered footnotes below on resource information.
c. AuEq - gold equivalent is calculated using gold and silver in the ratio of gold + silver ÷ (US$1023 Au ÷ US$17 Ag) 2008 - 2010 average metal prices.
d. Rounding as required by reporting guidelines may result in apparent summation differences between tonnes, grade and contained metal content
e. Tonnage and grade measurements are in metric units. Contained gold and silver ounces are reported as troy ounces, contained copper, zinc, and lead pounds as imperial pounds

Resource Footnotes:
(1) Mineral Reserves are contained within Measured and Indicated pit designs, and supported by a mine plan, featuring variable throughput rates, stockpiling and cut-off optimization. The pit designs and mine plan were optimized on diluted grades using the following economic and technical parameters: Metal price for gold of US$975/oz; reference mining cost of US$1.67/t incremented US$0.0031/ t/m with depth from the 220 m elevation (equates to an average mining cost of US$2.14/t), variable processing cost based on the formula 2.1874 x (S%) + 10.65 for each US$/t processed; general and administrative cost of US$2.27/t processed; stockpile rehandle costs of US$0.19/t processed assuming that 45% of mill feed is rehandled; variable recoveries by rocktype, ranging from 86.66% in shale to 94.17% in intrusive rocks in the Akivik domain; refining and freight charges of US$1.78/oz gold; royalty considerations of 4.5%; and variable pit slope angles, ranging from 23º to 43º. Mineral Reserves are reported using an optimized net sales return value based on the following equation: Net Sales Return = Au grade * Recovery * (US$975/oz – (1.78 + (US$975/oz – 1.78) * 0.045)) - (10.65 + 2.1874 * (S%) + 2.27 + 0.19) and reported in US$/tonne. The life of mine strip ratio is 5.48. The assumed life-of-mine throughput rate is 53.5 kt/d.

(2) Mineral Reserves are contained within Measured and Indicated pit designs using metal prices for copper, gold and silver of US$2.50/lb, US$1,050/oz, and US$16.85/oz, respectively. Appropriate mining costs, processing costs, metal recoveries and inter ramp pit slope angles varying from 42º to 55º were used to generate the pit phase designs. Mineral Reserves have been calculated using a 'cashflow grade' ($NSR/SAG mill hr) cut-off which was varied from year to year to optimize NPV. The net smelter return (NSR) was calculated as follows: NSR = Recoverable Revenue – TCRC (on a per tonne basis), where: NSR = Net Smelter Return; TCRC = Transportation and Refining Costs; Recoverable Revenue = Revenue in Canadian dollars for recoverable copper, recoverable gold, and recoverable silver using metal prices of US$2.50/lb, US$1,050/oz, and US$16.85/oz for copper, gold, and silver, respectively, at an exchange rate of CDN$1.1 to US$1.0; Cu Recovery = Recovery for copper based on mineral zone and total copper grade; for Mineral Reserves this NSR calculation includes mining dilution. SAG throughputs were modeled by correlation with alteration types. Cashflow grades were calculated as the product of NSR value in $/t and throughput in t/hr. The life of mine strip ratio is 2.16.

(3) Mineral Resources are inclusive of Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. Mineral Resources are contained within a conceptual Measured, Indicated and Inferred optimized pit shell using the following assumptions: gold price of US$1,200/oz; variable process cost based on 2.1874 * (sulphur grade) + 10.65; administration cost of US$2.29/t; refining, freight & marketing (selling costs) of US$1.85/oz recovered; stockpile rehandle costs of US$0.20/t processed assuming that 45% of mill feed is rehandled; variable royalty rate, based on royalty of 4.5% – (Au price – selling cost). Mineral Resources have been estimated using a constant Net Sales Return cut-off of US$0.001/t milled. The Net Sales Return was calculated using the formula: Net Sales Return = Au grade * Recovery * (US$1200/oz – (1.85 + ((US$1200/oz – 1.85) * 0.045))) (10.65 + 2.1874 * (S%) + 2.29 + 0.20) and reported in US$/tonne. See "Cautionary Note Concerning Reserve & Resource Estimates" .

(4) Mineral Resources are inclusive of Mineral Reserves. Mineral resources are contained within a conceptual Measured, Indicated and Inferred optimized pit shell using the same economic and technical parameters as used for Mineral Reserves. Tonnages are assigned based on proportion of the block below topography. The overburden/bedrock boundary has been assigned on a whole block basis. Mineral resources have been estimated using a constant NSR cut-off of C$10.08/t milled. The Net Smelter Return (NSR) was calculated as follows: NSR = Recoverable Revenue – TCRC (on a per tonne basis), where: NSR = Diluted Net Smelter Return; TCRC = Transportation and Refining Costs; Recoverable Revenue = Revenue in Canadian dollars for recoverable copper, recoverable gold, and recoverable silver using silver using the economic and technical parameters mentioned above. The mineral resource includes material within the conceptual M&I pit that is not scheduled for processing in the mine plan but is above cutoff. See "Cautionary Note Concerning Reserve & Resource Estimates" .

(5) The copper-equivalent grade was calculated as follows: CuEq = Recoverable Revenue ÷ 2204.62 * 100 ÷ 1.55. Where: CuEq = Copper equivalent grade; Recoverable Revenue = Revenue in US dollars for recoverable copper, recoverable gold and recoverable silver using metal prices of US$1.55/lb, US$650/oz, and US$11/oz for copper, gold, and silver, respectively; Cu Recovery = 100%. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. Inferred Resources are in addition to Measured and Indicated Resources. Inferred Resources have a great amount of uncertainty as to their existence and whether they can be mined legally or economically. It cannot be assumed that all or any part of the Inferred Resources will ever be upgraded to a higher category. See "Cautionary Note Concerning Reserve & Resource Estimates" .

(6) NovaGold Canada Inc. has agreed to transfer its 60% joint venture interest in the Copper Canyon property to the Galore Creek Partnership, which is equally owned by NovaGold Canada Inc. and a subsidiary of Teck Resources Limited. The remaining 40% joint venture interest in the Copper Canyon property is owned by another wholly owned subsidiary of NovaGold.

(7) Resources stated as contained within a potentially economically minable underground shapes above a US$75.00/t NSR cut-off. NSR calculation is based on assumed metal prices of US$2.50/lb for copper, US$1,000/oz for gold, US$16.00/oz for silver, US$1.00/lb for zinc and US$1.00/lb for lead. A mining cost of US$45.00/t and combined processing and G&A costs of US$31.00 were assumed to form the basis for the resource NSR cut-off determination. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. Inferred Resources are in addition to Measured and Indicated Resources. Inferred Resources have a great amount of uncertainty as to their existence and whether they can be mined legally or economically. It cannot be assumed that all or any part of the Inferred Resources will ever be upgraded to a higher category. See "Cautionary Note Concerning Reserve & Resource Estimates" .

Cautionary Note Concerning Reserve & Resource Estimates

This summary table uses the term “resources”, “measured resources”, “indicated resources” and “inferred resources” . United States investors are advised that, while such terms are recognized and required by Canadian securities laws, the United States Securities and Exchange Commission (the “SEC”) does not recognize them. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Mineral resources that are not mineral reserves do not have demonstrated economic viability. United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher category. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically. Disclosure of “contained ounces” is permitted disclosure under Canadian regulations, however, the SEC normally only permits issuers to report “resources” as in place tonnage and grade without reference to unit measures. Accordingly, information concerning descriptions of mineralization and resources contained in this release may not be comparable to information made public by United States companies subject to the reporting and disclosure requirements of the SEC.

NI 43-101 is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all resource estimates contained in this circular have been prepared in accordance with NI 43-101 and the CIM Definition Standards.

Technical Reports and Qualified Persons

The documents referenced below provide supporting technical information for each of NovaGold's projects.

Project	Qualified Person(s)	Most Recent Disclosure & Filing Date
Donlin Gold	Tony Lipiec, P. Eng., AMEC	Donlin Creek Gold Project
	Gordon Seibel R.M. SME, AMEC	Alaska, USA
	Kirk Hanson P.E., AMEC	NI 43-101 Technical Report on Second Updated Feasibility Study
amended filing on January 23, 2012

Galore Creek	Robert Gill, P.Eng., AMEC	Galore Creek Copper–Gold Project,
	Jay Melnyk, P.Eng., AMEC	British Columbia, NI 43-101 Technical Report on Pre-Feasibility Study,
	Greg Kulla, P.Geo., AMEC	filed on September 12, 2011
Greg Wortman, P.Eng., AMEC
Dana Rogers, P.Eng., Lemley International

Copper Canyon	Erin Workman, P.Geo., NovaGold Resources Inc.	Not publicly released - updated March 2008

Ambler	Russ White, P.Geo., SRK Consulting	NI 43-101 Preliminary Economic Assessment, Ambler Project - May 9, 2011
Neal Rigby, C.Eng., MIMMM, Ph.D., SRK Consulting

General Development of the Business – Three Year History

Changes to Senior Management

On November 16, 2011, the Company announced that Mr. Gregory A. Lang had accepted the position of President and Chief Executive Officer of the Company effective January 9, 2012. Mr. Lang was previously the President of Barrick Gold North America, a wholly-owned subsidiary of Barrick. As the President of Barrick Gold North America, Mr. Lang had executive responsibility for Barrick’s nine operations in the United States, Canada and the Dominican Republic, including the Donlin Gold project.

Effective January 9, 2012, Mr. Rick Van Nieuwenhuyse stepped down from his position as President and Chief Executive Officer of the Company and assumed the position of President and Chief Executive Officer of NovaCopper Inc., a subsidiary. Mr. Van Nieuwenhuyse will continue to serve as a member of the Board of Directors of NovaGold and will serve as senior advisor to Mr. Lang for a period of one year.

Donlin Gold Feasibility Study and Updates

Donlin Gold (formerly Donlin Creek) is located in southwestern Alaska on private Alaskan native-owned lands and Alaska state mining claims totalling 81,431 acres (32,954 hectares).

On April 28, 2009, NovaGold announced it had commissioned AMEC Americas Limited (“AMEC”) to provide an independent Qualified Person’s Review and Technical Report for the Donlin Gold project based on information contained in the 2009 Feasibility Study. Based on the 2009 Feasibility Study, the Donlin Gold mine has been designed as a year-round, open-pit operation with a mill throughput of 53,500 tonnes per day. While the 2009 Feasibility Study anticipated a mine life of 21 years using the original 29.3 million ounce gold reserve base, the reserve update in March 2010 (see below) to 33.6 million ounces resulted in an anticipated mine life extension to 25 years. During the first 5 full years, production is expected to average 1.6 million ounces with an average total cash cost of US$394/oz. Gold production for the first 12 full years is expected to average nearly 1.5 million ounces annually at an average total cash cost of US$444/oz. Life of mine (“LOM”) production is estimated at an average of 1.25 million ounces of gold annually. These production levels would make Donlin Gold one of the world’s largest gold-producing mines. Donlin Gold LLC continues to review the mine plan in light of prevailing gold prices. Additional exploration potential remains in the Donlin Gold district.

As outlined in the 2009 Feasibility Study, the total estimated cost to design and build the Donlin Gold project was US$4.5 billion, including an owner-provided mining fleet and self-performed pre-development costs. Sustaining capital requirements totaled US$803.0 million over the 20+ year mine life; these will be recalculated for the longer mine life in the feasibility revision. All costs from the 2009 Feasibility Study are expressed in Q4 2008 U.S. dollars with no allowances for taxes, duties or interest during construction. LOM operating costs, including allocations for mining, processing, administration and refining, were estimated at US$30.03/t milled and US$4.60/t mined. The operating cost estimates were assembled by area and component, based on estimated staffing levels, consumables and expenditures, according to the mine plan and process design.

The project was expected to generate positive net cash flow at the base case gold price assumption of US$725/oz used for the 2009 reserve estimate. At a gold price of US$1,000/oz the project would generate US$8.4 billion in pre-tax cash flow and have a pre-tax net present value (NPV5% ) of US$2.7 billion with a pre-tax internal rate of return (“IRR”) of 12.3% .

The 2009 Feasibility Study included a reserve/resource estimate in which a majority of the mineral resources were converted to mineral reserves. Using a long-term gold price assumption of US$725/oz and US$850/oz respectively, mineral reserves and mineral resources were estimated at 29.3 million ounces of proven and probable gold reserves, with an additional 6.0 million ounces of measured and indicated gold resources and 4.0 million ounces of inferred gold resources.

On March 22, 2010, NovaGold announced an updated reserve/resource estimate for the Donlin Gold project. The estimate was completed by an independent engineering firm under the supervision of Donlin Gold LLC using a gold price of US$825/oz, increasing the in-situ gold reserve by 4.3 million ounces to 33.6 million ounces of gold on a 100% basis. NovaGold’s 50% interest totals 16.8 million ounces of gold reserves, with an additional 2.1 million ounces of measured and indicated gold resources and 2.2 million ounces of inferred gold resources. The Donlin Gold reserve/resource estimate incorporates results from 62 new drill holes totalling 25,094 meters for total drilling in the reserve/resource model of 1,740 drill holes totalling 370,000 meters. The new pit model used similar parameters to the resource model used in the 2009 Feasibility Study. The new reserve estimate represented a 15% increase over the 29.3 million ounce reserve estimate contained in the 2009 Feasibility Study, and was based on the inclusion of additional drilling and a US$100/oz increase in long-term gold price assumptions from those used in 2009. The increase in reserves was expected to extend the mine life from 21 years to 25 years at the feasibility production rate, and did not materially change the 2009 Feasibility Study. It is believed that the additional storage capacity provided for in the 2009 Feasibility Study will accommodate the increase in tailings and that the waste rock storage facility can be modified to contain the additional unmineralized rock material.

On May 5, 2010, NovaGold announced the Donlin Gold FS had been initiated at the Donlin Gold project to consider the construction and operation of an underground 12-inch pipeline approximately 505 km (315 miles) from the upper Cook Inlet area to the proposed Donlin Gold mine site. Gas from the pipeline would be used to produce electricity at site, and the capital cost of the pipeline could be partially offset by cost savings from elimination of the wind cogeneration facility, the potential for a shorter access road and a significant reduction in requirements for diesel storage, with some additional cost reduction opportunities.

On December 5, 2011 NovaGold announced the completion of the Donlin Gold FS. The Donlin Gold FS revises the 2009 Feasibility Study with updated mineral reserves and resources, capital costs and operating cost estimates. This updated study also looked at specific design aspects of the project. One specific design change in the Donlin Gold FS is utilization of natural gas as the primary power source for the project rather than diesel. The property has estimated proven and probable mineral reserves of 505 million tonnes grading 2.09 grams per tonne gold for 33.8 million ounces of gold. This represents an approximate 16% increase from the mineral reserve estimate outlined in the 2009 Feasibility Study and is broadly comparable to the March 2010 mineral reserve and resource update released by NovaGold. The property hosts estimated measured and indicated mineral resources (inclusive of mineral reserves) of 541 million tonnes grading 2.24 grams per tonne gold for 39 million ounces of gold and inferred mineral resources of 92 million tonnes grading 2.02 grams per tonne gold for 6.0 million ounces of gold.

The total capital cost estimate for Donlin Gold is US$6.7 billion including costs related to the natural gas pipeline and a contingency of US$984 million. The project’s estimated after-tax net present value (NPV5%) is US$547 million using the base case gold price of US$1,200/oz, US$4.58 billion using a gold price of US$1,700/oz and US$6.72 billion using a gold price of US$2,000/oz. The corresponding IRR after-tax were estimated at 6.0%, 12.3% and 15.1%, respectively. Donlin Gold, if put into production in accordance with the Donlin Gold FS, would average 1.46 million ounces of gold production in each of its first five years of operation at an average cash cost of US$409/oz and would average 1.13 million ounces of gold per year over its projected 27 year mine life with an average cash cost of US$585/oz.

The project is expected to be a conventional truck and shovel open-pit operation. The mine life is estimated to be 27 years based on a nominal processing rate of 53,500 tonnes per day.

NovaGold believes that significant exploration potential remains in the Donlin Gold district, with prospects to increase mine life and/or justify future production expansions.

Galore Creek Pre-Feasibility Study

Galore Creek, a large copper-gold-silver project located in northwestern British Columbia, is held by a partnership in which NovaGold Canada Inc. and Teck Metals Ltd. each own a 50% interest and is managed by GCMC. The Galore Creek property comprises 293,837 acres (118,912 hectares) and hosts a large, porphyry-related copper-gold-silver deposit.

During 2010, GCMC had reviewed a number of optimization scenarios for the Galore Creek copper-gold-silver project with the objective of expanding throughput, relocating the project facilities to allow for easier construction and future expansion, and reducing the risks associated with construction and operations. Based on these studies, GCMC has identified a preferred project design, and on April 20, 2010 NovaGold announced the PFS is underway with completion targeted for Q2 2011. The purpose of the PFS was to provide capital cost estimates using higher copper and gold prices than used in previous studies, as well as possible permitting, construction and production timelines.

Primary changes to the project include:

  Relocation of the tailings facility allowing for construction of a conventional tailings dam;
  Relocation of the processing facilities allowing for future expansion;
  Realignment of the tunnel and access road; and
  Increase of daily throughput to approximately 90,000 tonnes per day.

Plans envision the ore being crushed in the valley and then conveyed through the tunnel and along the access road to the processing plant. From there, concentrate would be piped along the remainder of the access road to Hwy 37. A trade off study will identify the best alternative for transport of concentrate to market. The project would primarily use electric power, with a power line built along the access road to tie into the 287-kV transmission line, that the British Columbia and Canadian governments have announced their intention to build. Some components of the revised Galore Creek mine plan, such as the mill and tailings location, would require new permits or amendments to existing permits. The majority of permits required for road construction remain in good standing. GCMC may continue with road and bridge work as the project moves through the feasibility stage, with the objective of shortening the construction timeline and reducing the need for helicopter support.

On June 23, 2011, NovaGold announced the approval by the Galore Creek Partnership of a $30.5 million budget to carry out further work at the Galore Creek project during the remainder of 2011. Planned work included infill drilling to convert inferred mineral resources to measured and indicated categories, geotechnical drilling on the tunnel alignment and geotechnical drilling to confirm open pit slopes in areas targeted for conversion of inferred mineral resources. In June 2011, Teck completed its funding requirements of $373.3 million to earn its 50% interest in the Galore Creek project. From the date of completion of Teck’s earn-in, NovaGold and Teck are equally funding further Galore Creek expenditures.

On July 27, 2011, NovaGold announced the results of the PFS for the Galore Creek project. The PFS estimates the Galore Creek property has proven and probable mineral reserves of 528 million tonnes grading 0.59% copper, 0.32 grams/tonne gold and 6.02 grams/tonne silver for estimated contained metal of 6.8 billion pounds of copper, 5.45 million ounces of gold and 102.1 million ounces of silver. In addition, the property has estimated measured and indicated mineral resources (exclusive of mineral reserves) of 286.7 million tonnes grading 0.33% copper, 0.27 grams/tonne gold and 3.64 grams/tonne silver for estimated contained metal of 2.07 billion pounds of copper, 2.53 million ounces of gold and 33.54 million ounces of silver, and estimated inferred mineral resources of 346.6 million tonnes grading 0.42% copper, 0.24 grams/tonne gold and 4.28 grams/tonne silver for estimated contained metal of 3.23 billion pounds of copper, 2.70 million ounces of gold and 47.73 million ounces of silver. The PFS total capital cost estimate for the Galore Creek project was $5.2 billion dollars. Capital costs are estimated with an accuracy range of +25% / -20% (including contingency). The project’s estimated net present value (NPV7%), using the PFS base case metal price assumptions set forth below, was assessed at $837 million and $137 million on a pre-tax and post-tax basis, respectively. The corresponding post-tax IRR of the project was estimated at 7.4% . Using the July 27, 2011 current price case set forth below, the pre-tax and post-tax NPV7%of the project were estimated at $4.7 billion and $2.7 billion, respectively, with a post-tax IRR estimated at 14%. Base case metal prices used in the PFS were US$2.65/lb copper, US$1,100/oz gold and US$18.50/oz silver with a foreign exchange rate of US$0.91 = Cdn$1.00. The current price case used metal prices on July 27, 2011 of US$4.44/lb copper, US$1,613/oz gold and US$40.34/oz silver with foreign exchange rate of US$1.05 = Cdn$1.00. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Mining of the Galore Creek deposit is planned as a conventional truck-shovel open-pit mining operation with a nominal 95,000 tonne-per-day throughput. Life of mine throughput average is approximately 84,000 tonnes per day due to the milling circuit constraining throughput as harder rock is encountered deeper in the open pits. The current 528 million tonne mineral reserve estimate is expected to support a mine life of approximately 18 years. NovaGold believes there is potential to extend the mine life with additional infill drilling and exploration. Using a conventional grinding and flotation circuit, the project would produce a high-quality copper concentrate with significant gold and silver credits.

On November 16, 2011, NovaGold announced its interest in exploring opportunities to sell all or part of its 50% interest in the Galore Creek project.

Purchase of Copper Canyon Resources Ltd.

On December 20, 2010, NovaGold announced its intention to offer to purchase all of the issued and outstanding common shares of Copper Canyon Resources Ltd. (“Copper Canyon”), a junior exploration company whose principal asset is its 40% joint venture interest in the Copper Canyon copper-gold-silver property that is adjacent to the Galore Creek project. A wholly-owned subsidiary of NovaGold held the remaining 60% joint venture interest in the Copper Canyon property. Under the terms of the offer, each holder of Copper Canyon common shares received 0.0425 of a NovaGold common share for each Copper Canyon common share properly deposited under the offer. NovaGold subsequently filed and mailed its Offer to Purchase and Circular on January 18, 2011. The offer was open for acceptance until 5:00pm Eastern time on February 23, 2011. Given the difficult topography, the small size and inferred category of the known resources and the low copper grade on the Copper Canyon property, the Copper Canyon resources are not currently and not anticipated to be part of the mine plan for Galore Creek.

On May 20, 2011, NovaGold completed the acquisition of Copper Canyon, and as a result, Copper Canyon is now a wholly-owned subsidiary of NovaGold. NovaGold issued a total of 4,171,303 common shares under the arrangement, representing approximately 1.7% of the number of NovaGold common shares then outstanding and paid cash of $2.6 million. Under the arrangement, Copper Canyon transferred to a new company, Omineca Mining and Metals Ltd. (“Omineca”), substantially all of its assets other than certain cash and its 40% interest in the Copper Canyon property. NovaGold holds and exercises control over an aggregate of 1,725,858 common shares of Omineca, representing approximately 10.8% of Omineca’s outstanding common shares. The Omineca shares are being held by NovaGold as a portfolio investment.

Ambler Property Purchase and Preliminary Economic Analysis

On January 7, 2010, NovaGold and AGC completed the purchase from Kennecott Exploration Company and Kennecott Arctic Company (collectively “Kennecott”) of a 100% interest in the Ambler property in northern Alaska, which hosts the high-grade copper-zinc-gold-silver Arctic deposit. The Ambler property comprises 90,315 acres (36,549 hectares) of State of Alaska mining claims and Federal patented mining claims and hosts a number of deposits. NovaGold agreed to pay Kennecott a total purchase price of US$29.0 million for the Ambler property to be paid as: US$5.0 million by the issuance of 931,098 NovaGold shares and two installments of US$12.0 million each, due in January 2011 and January 2012, respectively. The NovaGold shares were issued in January 2010, the first US$12 million payment was made on January 7, 2011 and the second US$12 million payment was made early on August 5, 2011. Kennecott retained a 1% net smelter return royalty that NovaGold can purchase at any time for a one-time payment of US$10.0 million. The agreement terminated the exploration agreement between NovaGold and Kennecott dated March 22, 2004, as amended, under which NovaGold had the ability to earn a 51% interest in the Ambler property.

On April 14, 2011, NovaGold announced the results of the PEA for the Ambler project which focused on the Arctic deposit. The project’s net present value (NPV8%) using the PEA base case metal price assumptions was assessed at US$718 million and US$505 million on a pre-tax and post-tax basis, respectively. The corresponding Internal Rates of Return (“IRR”) were estimated at 30% and 25%. Using recent metal prices, the pre-tax and post-tax NPV8%were estimated at US$2.2 billion and US$1.6 billion, respectively, with corresponding IRRs estimated at 59% and 50%.

Based on the PEA, mining of the Ambler deposit is envisioned as an underground operation processing up to 4,000 tonnes of material per day. The current estimated mineral resource base of 16.8 million tonnes of indicated mineral resources and 12.1 million tonnes of inferred mineral resources support a 25-year mine life. The mine is anticipated to produce three concentrates: a copper concentrate with gold byproduct, a lead concentrate with silver and gold byproducts and a zinc concentrate with silver byproduct, with copper cash costs, net of byproducts at long-term metal prices, estimated at $0.89/lb copper. Average annual payable metal production is forecast at 67 million pounds of copper, 80 million pounds of zinc, 12 million pounds of lead, 11,000 ounces of gold and 866,000 ounces of silver. LOM payable metal production is estimated at 1.7 billion pounds of copper, 2.0 billion pounds of zinc, 291 million pounds of lead, 266,000 ounces of gold and 22 million ounces of silver. The production schedule is based on processing average-grade material through the life of the operation, with potential upside to be obtained by mining higher-grade ore during the early years of the project.

On October 19, 2011, NovaCopper US Inc. (“NovaCopper US”), a wholly-owned subsidiary of NovaCopper Inc. (“NovaCopper”), entered into an Exploration Agreement and Option to Lease (the “NANA Agreement”) with NANA Regional Corporation, Inc. (“NANA”) for the cooperative development of their respective resource interests in the Ambler mining district of Northwest Alaska. The NANA Agreement consolidates NovaCopper’s and NANA’s land holdings into an approximately [146,500 hectare] land package and provides a framework for the exploration and development of this high-grade and prospective poly-metallic belt.

The NANA Agreement provides NovaCopper US with the nonexclusive right to enter on, and the exclusive right to explore, the Bornite Lands and the ANCSA Lands (each as defined in the NANA Agreement) and in connection therewith, to construct and utilize temporary access roads, camps, airstrips and other incidental works. In consideration for this right, NovaCopper US paid to NANA US$4 million in cash. NovaCopper US will also be required to make payments to NANA for scholarship purposes in accordance with the terms of the NANA Agreement. NovaCopper US has further agreed to use reasonable commercial efforts to train and employ NANA shareholders to perform work for NovaCopper US in connection with its operations on the Bornite Lands, ANCSA Lands and Ambler Lands (as defined in the NANA Agreement) (collectively, the “Lands”).

On November 16, 2011, NovaGold announced its intention to spin-out its wholly-owned subsidiary, NovaCopper by way of a Plan of Arrangement (the “Plan”). Pursuant to the terms of the proposed Plan, common shares of NovaCopper will be distributed to the shareholders of NovaGold as a return of capital through a statutory Plan of Arrangement under the Companies Act (Nova Scotia). The Plan will be voted on at a Special Meeting of Shareholders of NovaGold to be held in early 2012 and will be subject to numerous conditions including shareholder and court approval, approval by, and listing of, the common shares of NovaCopper on the Toronto Stock Exchanges (“TSX”) and NYSE Amex LLC (“NYSE Amex”) and completion of all required regulatory filings. The record date for shareholders entitled to receive shares of NovaCopper under the Plan will be the effective date of the Plan which is expected to be in the first half of 2012.

NovaCopper owns the Ambler project and will have the right to develop any mining project in the recently consolidated, approximately 146,500 hectare property located in the Ambler district of northwestern Alaska, subject to the rights of NANA Corporation under the NANA Agreement.

Sale of Murray Brook Mine

Effective October 16, 2009, the Company sold its wholly-owned subsidiary, Murray Brook Resources Inc., to Murray Brook Minerals Inc. (“MBM”). The Company received $150,000 on the sale and MBM assumed all reclamation liabilities on the Murray Brook property. The Company also subscribed for $500,000 of MBM shares at a price of $0.35 per share in cash. MBM also has early-stage mineral properties in Switzerland.

Financing

On January 22, 2009, the Company completed the sale of 53,134,616 units for a purchase price of US$1.30 per unit for gross proceeds of approximately US$69.0 million. Electrum Strategic Resources LLC (“Electrum”) purchased 46,153,847 units and several institutional investors purchased 6,980,769 units. On January 26, 2009, the Company completed the sale of 4,557,692 units to several institutional investors for gross proceeds of approximately US$5.9 million. The total gross proceeds to NovaGold of these two unit financings was US$75.0 million. Each unit consisted of one common share of NovaGold and one common share purchase warrant of NovaGold. Each warrant entitles the holder thereof to acquire one common share of NovaGold for an exercise price of US$1.50 prior to 5:00 pm EST on January 21, 2013. Upon closing of the private placement, Electrum became NovaGold’s largest shareholder, currently owning approximately 19% of the issued and outstanding common shares of the Company. Electrum also holds NovaGold warrants which, if exercised, would increase its holdings a further 9% if no other shares were issued. See “Risk Factors”.

Electrum has the right, for four years, to participate pro-rata (on a fully diluted basis) in any future offering by NovaGold of equity securities or any securities which are exercisable, exchangeable or convertible into equity securities so long as Electrum and its affiliates own more than 15,000,000 common shares of NovaGold. This right of participation is subject to certain exceptions including exceptions relating to a grant or exercise of options issued under the Company’s stock option plan, issuances of common shares on the exercise of outstanding warrants and convertible securities, issuance of securities in connection with a strategic acquisition or transaction by NovaGold, the primary purpose of which is not to raise equity, and the issuance of securities in connection with an investment by, or partnership or joint venture with, one or more strategic investors. Any exercise of such rights will be subject to applicable TSX rules and NYSE Amex rules. NovaGold has also entered into registration rights agreements with Electrum under which Electrum may require NovaGold to qualify certain common shares for distribution in Canada and/or the United States. NovaGold provided Electrum with the right to designate an observer at all meetings of the Board of Directors of NovaGold and any committee thereof so long as Electrum and its affiliates hold not less than 15% of the Company’s common shares. Electrum designated Igor Levental as its observer at NovaGold Board of Directors meetings, and in July 2010 NovaGold appointed Igor Levental as a Director of NovaGold.

In March 2010, the Company completed the sale of 18,181,818 common shares of the Company at a price of US$5.50 per common share to investment funds managed by Paulson & Co. Inc. and 13,636,364 common shares of the Company at a price of US$5.50 per common share to Quantum Partners Ltd., a private investment fund managed by Soros Fund Management LLC, for total gross proceeds of US$175.0 million. The financings were completed under supplements to the Company’s base shelf prospectus for US$500.0 million dated December 30, 2009.

On February 7, 2012, the Company completed a bought deal equity offering of 35,000,000 common shares of the Company at a price of US$9.50 per common share for net proceeds of approximately US$318.9 million after deducting underwriter commission and expenses. The syndicate of underwriters, led by RBC Capital Markets and J.P. Morgan Securities LLC, included BMO Capital Markets, Dahlman Rose & Company, National Bank Financial Inc. and TD Securities.

Sale of Marketable Securities
On January 8, 2009, the Company completed the sale of its holdings in Alexco Resource Corp. for an average net sale price of approximately $0.60 per share and net proceeds of $3.8 million.

Exercise of Warrants
During 2009, Auramet exercised all of its 1,750,000 warrants at an exercise price of $1.53 per share for proceeds of $2.7 million, and exercised 5,631,582 share purchase warrants with an exercise price of US$1.50 for proceeds of $9.1 million.

During 2010, 8,346,153 share purchase warrants, issued as part of the January 2009 financing, were exercised at an exercise price of US$1.50 per share for proceeds of US$12.5 million.

During 2011, as part of the January 2009 financing, 7,099,969 share purchase warrants were exercised at an exercise price of US$1.50 per share for proceeds of US$10.7 million and 1,825,000 share purchase warrants were exercised at an exercise price of US$1.48 per share for proceeds of US$2.7 million.

ITEM 3 DESCRIPTION OF THE BUSINESS

General

Donlin Gold Project, Alaska

Donlin Gold is an advanced-stage gold project held by Donlin Gold LLC, a limited liability company that is owned 50% by the Company’s wholly-owned subsidiary, NovaGold Resources Alaska, Inc. and 50% by Barrick’s wholly-owned subsidiary, Barrick Gold U.S. Inc., located on private, Alaskan Native-owned land and Alaska state mining claims, the 81,431 acre (32,954 hectare) property hosts a gold deposit currently estimated at 33.8 million ounces of proven and probable reserves averaging 2.09 grams per tonne gold, 5.2 million ounces of measured and indicated resources and an additional 6.0 million ounces of inferred resources. This reserve estimate represents a 15% increase over the 29.3 million ounce reserve estimate outlined in the 2009 Feasibility Study, and is based on the inclusion of additional drilling and a US$250/oz increase in long-term gold price assumptions from that used in 2009.

On July 14, 2001, the Company, through its wholly-owned subsidiary NovaGold Resources Alaska, Inc., entered into an exploration and development option agreement with Placer Dome (acquired by Barrick in January 2006), granting the Company the right to earn up to a 70% interest in the Donlin Gold property (“Option Agreement”). Under the terms of the Option Agreement, the Company agreed to expend US$10.0 million within a ten-year period towards exploration and development to earn a 70% interest in the Donlin Gold property. In November 2002, the Company earned title to a 70% interest in the property, with Placer Dome holding the remaining 30%, and a joint venture between the parties was effectively formed, the rights and obligations of which became those of Barrick in January 2006 following its acquisition of Placer Dome. During the latter half of 2006 and the majority of 2007, there was a dispute between the Company and Barrick regarding Barrick’s ability to meet the terms of the back-in agreement and acquire a 70% interest in the property, which would have had the effect of reducing the Company’s interest to 30%.

To resolve their differences, the Company and Barrick entered into a limited liability company agreement dated December 1, 2007 that provided for the conversion of the Donlin Gold joint venture into Donlin Gold LLC, which is jointly owned by the Company and Barrick on a 50/50 basis. Pursuant to the limited liability company agreement, the Company has agreed to reimburse Barrick over time for approximately US$64.3 million, representing 50 percent of Barrick’s approximately US$128.6 million expenditures at the Donlin Gold project from April 1, 2006 to November 30, 2007. The Company reimbursed US$12.7 million of this amount following the effective date of the agreement by paying US$12.7 million of Barrick’s share of project development costs. The remaining approximately US$51.6 million will bear interest and be paid out of future mine production cash flow. Funding is currently shared by both parties on a 50/50 basis.

On December 5, 2011, NovaGold announced the results of an updated feasibility study for the Donlin Gold project. The Donlin Gold FS revises the 2009 Feasibility Study with updated mineral reserves and resources, capital costs and operating cost estimates. The feasibility study also utilizes natural gas as the primary power source for the project rather than the original diesel option. Based on the feasibility study, the project is expected to be a conventional truck-and-shovel open-pit operation. The mine life is estimated to be 27 years based on a nominal processing rate of 53,500 tonnes per day. During the first five years, expected production averages 1.46 million ounces of gold production in each year of its first five years of operation at an average cash cost of US$409/oz and an average of 1.13 million ounces of gold per year over its projected 27 year mine life with an average cash cost of US$585/oz.

The property has estimated proven and probable mineral reserves of 505 million tonnes grading 2.09 grams per tonne gold for 33.8 million ounces of gold. This represents an approximate 15% increase from the mineral reserve estimate outlined in the 2009 Feasibility Study and is broadly comparable to the March 2010 mineral reserve and resource update released by NovaGold. The property hosts estimated measured and indicated mineral resources (inclusive of mineral reserves) of 541 million tonnes grading 2.24 grams per tonne gold for 39 million ounces of gold and inferred mineral resources of 92 million tonnes grading 2.02 grams per tonne gold for 6.0 million ounces of gold. NovaGold’s 50% interest totals 16.9 million ounces of gold reserves, with an additional 2.6 million ounces of measured and indicated gold resources and 3.0 million ounces of inferred gold resources. The Donlin Gold reserve/resource estimate incorporates results from 62 new drill holes totalling 25,000 meters for total drilling in the reserve/resource model of 1,740 drill holes totalling 370,000 meters. Mineral Reserves have been estimated using a long-term gold price assumption of US$975/oz. Mineral resources are based on a Whittle™ pit optimized for all Measured, Indicated, and Inferred blocks assuming a gold selling price of US$1,200/oz and are inclusive of reserves.

Mineral resources have been classified using criteria appropriate under the CIM Definition Standards by application of a net smelter return based cut-off grade which incorporated mining and recovery parameters, and constraint of the resources to a pit shell based on commodity prices. Mineral reserves were estimated based on a series of Lerchs-Grossmann pit shells, established following a number of throughput rationalization studies. The pit shell considered measured and indicated resources only. Flotation recoveries in the pit optimization varied by rock type, domain, and degree of oxidation, and ranged from 86.66% to 94.17% .

Except for the information contained under the heading “Donlin Gold – Current Activities” or as otherwise stated or implied, the scientific and technical information regarding Donlin Gold in this Annual Information Form is based on the technical report titled “Donlin Gold Project, Alaska, USA NI 43-101 Technical Report on Second Updated Feasibility Study” dated December 2011 (the “Donlin Gold FS”) prepared by Kirk Hanson, P.E., Gordon Seibel, R.M. SME., and Tony Lipiec, P.Eng., all of whom are Qualified Persons as defined in NI 43-101. The Donlin Gold FS has been filed with the securities regulatory authorities in each province of Canada and with the SEC. Portions of the following information are based on assumptions, qualifications and procedures that are not fully described herein. References should be made to the full text of the Donlin Gold FS which is available for review on SEDAR located at www.sedar.com and on EDGAR at www.sec.gov.

Donlin Gold – Property Description and Location

The Donlin Gold property is an advanced-stage gold project located in southwestern Alaska and is one of the largest known undeveloped gold deposits in the world. The property is under lease for subsurface and surface rights, respectively, from Calista Corporation (“Calista”) and The Kuskokwim Corporation (“TKC”), two Native Alaskan corporations. Calista is one of 13 regional Alaska Native corporations established as part of the Alaska Native Claims Settlement Act (“ANCSA”) of 1971 and under ANCSA has title to the subsurface estate in the region.

In March 2010, Donlin Gold LLC renegotiated its lease with Calista, securing additional land to allow for future expansion and extending the lease to 2031. In addition to the 49,671 acres (20,101 hectares) leased from Calista, Donlin Gold LLC holds 242 Alaska State mining claims comprising 31,760 acres (12,852 hectares), bringing the total land package to 81,431 acres (32,954 hectares). The existing lease covers the subsurface rights for the entire Donlin Gold mineral reserves and resources. Among other things, amendments to the renegotiated lease provide for (i) the lease of certain additional lands that may be required for the development of the property, (ii) an extension of the term of the lease to April 30, 2031 and automatically year to year thereafter, so long as either mining or processing operations are carried out on or with respect to the property in good faith on a continuous basis in such year, or Donlin Gold LLC pays to Calista an advanced minimum royalty of US$3.0 million (subject to adjustment for increases in the Consumer Price Index) for such year, (iii) the elimination of Calista’s option to acquire a 5% to 15% participating operating interest in the project and replacement with the payment to Calista of a net proceeds royalty equal to 8% of the net proceeds realized by Donlin Gold LLC at the project after deducting certain capital and operating expenses (including an overhead charge, actual interest expenses incurred on borrowed funds and a 10% per annum deemed interest rate on investments not made with borrowed funds), and (iv) an increase in the advanced minimum royalties payable to Calista under the lease to US$0.5 million for the year ending April 30, 2010, increasing on an annual basis thereafter until reaching US$1.0 million for each of the years 2015 to 2024 inclusive and US$2.0 million for each of the years 2025 to 2030 inclusive. All advance minimum royalties paid to Calista continue to be recoverable as a credit against Calista’s existing net smelter royalty under the lease agreement, which remains unchanged.

Donlin Gold LLC, through native lease agreements, holds a significant portion of the surface rights that will be required to support mining operations in the proposed mining area. ANCSA established the Kuskokwim Corporation (“TKC”) which is the owner of the surface rights estate for most of the project lands. Donlin Gold operates under a surface use agreement with TKC. Donlin Gold is negotiating a restructuring of the TKC agreement to, among other things, add additional lands and extend the term, which currently expires in June 2015 unless certain lease conditions are met. The surface use agreement provides TKC with payments for lands used and protection of subsistence activities.

Other lands required for offsite infrastructure, such as required for the Jungjuk port site, road to the port site and gas pipeline are categorized as Native, State of Alaska conveyed, or Bureau of Land Management (“BLM”) lands. Rights-of-way will be required from the State and BLM for the road and pipeline alignments where they cross state and federal lands, respectively.

The resource area consists of the ACMA, 400 Zone, Aurora and Akivik prospects (grouped as “ACMA”) and the Lewis, South Lewis, Vortex, Rochelieu and Queen prospects (grouped as “Lewis”). The resource areas are within T. 23 N., R. 49. W., Seward Meridian, Kuskokwim and Mt. McKinley Recording Districts, Crooked Creek Mining District, Iditarod A-5 USGS 1:63,360 topography map.

Donlin Gold – Permits

Donlin Gold LLC has maintained all of the necessary permits for exploration and camp facilities. These permits are active at the Alaska Department of Natural Resources (hard rock exploration, temporary water use), the Corp of Engineers (individual 404 and nationwide 26), Alaska State Department of Conservation (wastewater, drinking water, food handling), the Alaska Department of Fish and Game (title 16 – fish), the Environmental Protection Agency (NPDES) and the Federal Aviation Administration (airport).

Current permits have allowed exploration and associated feasibility study supporting testwork to be conducted under appropriate state and federal laws. Development of Donlin Gold will require a considerable number of additional permits and authorizations from both federal and state agencies. Much of the groundwork to support a successful permitting effort is undertaken prior to the submission of permit applications, so that issues can be identified and resolved, supporting baseline data can be acquired and regulators and stakeholders can become familiar with the proposed project.

To support successful application for the more than 60 permits required, the project will likely require extensive baseline environmental information, supporting scientific analysis and detailed engineering design. Donlin Gold LLC and predecessors have invested significant money, resources and time acquiring this information over the last five years, and in some cases over the last 12 years. Designing the project in line with baseline data in advance of filing permit applications has resulted in a project that affords due consideration to all environmental concerns and is designed to mitigate potential impacts on the environment wherever practicable.

At the same time, a comprehensive program of coordinating with the Federal and State permitting agencies as well as meeting with village representatives has been conducted. Overall, the proposed project has been designed to address many of the potential issues and minimize environmental impacts from construction through closure. In October 2011, a Memorandum of Understanding (“MOU”) was signed with the U.S Army Corps of Engineers, which will be the lead agency for compliance with the National Environmental Policy Act (“NEPA”). This MOU provides the framework for preparation of the environmental impact statement (“EIS”).

The comprehensive permitting process for Donlin Gold can be divided into three categories, all of which are important to the successful establishment of a future mining operation:

  Exploration-stage permitting – required to obtain approval for exploration drilling, environmental baseline studies and feasibility engineering studies.
  Pre-application phase – conducted in parallel with feasibility engineering studies. This stage includes the collection of environmental baseline data and interaction with stakeholders and regulators to facilitate the development of a project that can be successfully permitted.
  The NEPA process and formal permit applications – formal agency review and analysis of the project, resulting in the issuance or denial of construction and operation permits.

Permit review timelines are controlled by the requirements of the federal NEPA review and state requirements for meaningful public and agency participation to determine if the project is in the state’s best interest.

Upon completion of the NEPA review, a positive Record of Decision (“ROD”) and final issuance of permits and authorizations, the Environmental Management System (“EMS”), consisting of a number of management and maintenance plans for the project, will be fully implemented. Each federal and state permit will have compliance stipulations that require scrutiny and negotiation that can typically be resolved within 60 days of the ROD. Project delays could occur as a result of public opposition, limitations in regulatory staff resources during regulator review or project changes made by Donlin Gold LLC.

Donlin Gold – Mineral Tenure

The following information regarding mineral tenure at the Donlin Gold project was compiled by the Company and is not included in the Donlin Gold FS.

Most of the rights (surface and subsurface) are governed by conditions defined by ANCSA. Section 12(a) of ANCSA entitled each village corporation to select surface estate land from an area proximal to the village in an amount established by its population size. Calista receives conveyance of the subsurface when the surface estate in those lands is conveyed to the village corporation. Section 12(b) of ANCSA allocated a smaller entitlement to the regional corporations with the requirement they reallocate it to their villages as they choose. Calista receives subsurface estate when its villages receive 12(b) lands. Calista reallocated its 12(b) entitlement in 1999 according to a formula based on original village corporation enrolments.

The Donlin Gold exploration and mining lease currently includes lands leased from Calista, which holds the subsurface (mineral) estate for Native-owned lands in the region. The leased land is believed to contain 20,101 hectares (49,671 acres). Title to all of these lands have been conveyed to Calista by the Federal Government. Calista owns the surface estate on a portion of these lands. A separate Surface Use Agreement with TKC, which owns the surface estate of the remaining lands, grants non-exclusive surface use rights to Donlin Gold LLC. All of these lands have now been conveyed to Calista/TKC by the Federal Government. Donlin Gold LLC has entered into negotiations with TKC regarding amendments to the TKC Surface Use Agreement.

In addition to the leased land, Donlin Gold LLC holds 242 State of Alaska mineral claims comprising 12,853 hectares (31,760 acres) primarily surrounding the leased land in the Kuskokwim and Mt. McKinley recording districts. Of these, 3 claims are on state selected lands; 158 claims are tentatively approved for conveyance from the Federal to State government subject to official surveying. These claims have not been legally surveyed. All claims are either 16.2 hectares (40 acres) or 64.8 hectares (160 acres) in size.

Donlin Gold – Accessibility and Climate

The Donlin Gold property is located in southwestern Alaska, approximately 20 km north of the village of Crooked Creek on the Kuskokwim River. The Kuskokwim River is a regional transportation route and is serviced by commercial barge lines. A 25 km long winter road, designated as an Alaska State Highway route and transportation corridor, accesses the property from the barge site at the village of Crooked Creek. The Project has an all-season, soft-sided camp with facilities to house up to 150 people. An adjacent 1,500 m long airstrip is capable of handling aircraft as large as C-130 Hercules (42,000 lb or 19,050 kg), allowing efficient shipment of personnel, some heavy equipment, and supplies. The Project can be serviced directly by charter air facilities out of both Anchorage, 450 km to the east and Aniak, 80 km to the west.

The project area is one of low topographic relief on the western flank of the Kuskokwim Mountains. Elevations range from 150 meters to 640 meters. Ridges are well rounded and easily accessible by all-terrain vehicle. Hillsides are forested with black spruce, tamarack, alder, birch and larch. Soft muskeg and discontinuous permafrost are common in poorly drained areas at lower elevations. The area has a relatively dry interior continental climate with typically less than 50 cm (20") total annual precipitation. Summer temperatures are relatively warm and may reach nearly 30°C (83°F). Minimum temperatures may fall to well below -42°C (-45°F) during the cold winter months.

The project is currently isolated from power and other public infrastructure. Studies were undertaken in 2008 to consider potential power line access to the project. Sufficient space is available to site the various facilities, including personnel housing, stockpiles and processing plants. Ample water supply is available from surface and subsurface sources.

Donlin Gold – Project History, Drilling and Exploration

Various operators, including Western Gold Exploration and Mining Co. and Teck, undertook significant work on the property prior to 1995. Between 1995 and 2000, Placer Dome completed approximately 87,000 meters of diamond core drilling, 12,000 meters of reverse circulation (“RC”) drilling and 8,000 meters of trenching. In addition, Placer Dome undertook, amongst other things, metallurgical testing and baseline environmental studies.

From 2001 to 2002, NovaGold completed approximately 39,000 meters of core drilling, 11,000 meters of RC drilling, 89 meters of geotechnical drilling and 268 meters of water monitoring holes. NovaGold’s work on the property in 2002 focused on expanding the ACMA resource and defining mineralization and new resources in the adjacent prospect areas of Aurora, 400 Zone, Akivik and Vortex. In late 2002, Placer Dome elected to return as operator as per the joint venture agreement. Placer Dome’s work in 2003 included updating the resource estimation, calcium carbonate investigations and economic studies. In 2004, Placer Dome focused on environmental and geotechnical studies, including geological mapping and sampling for carbonate-rich material, and continued with environmental baseline studies. Placer Dome focused on resource conversion, geotechnical investigation and environmental studies in 2005.

In January 2006, Barrick acquired control of Placer Dome. Barrick focused on resource conversion, geotechnical investigation, metallurgical and environmental studies from 2006 through 2007. Work included resource infill, geotechnical, metallurgical and condemnation drilling as well as continued environmental baseline studies, water geochemistry, peat exploration, wind power generation studies and metallurgical studies. In 2006, the project team drilled 92,804 meters of core with eight LF-70 drill rigs in 327 drill holes. Of that, 235 holes totalling 84,800 meters of core was focused on converting inferred resource to measured and indicated resource. However, significant drilling was also devoted to a broad range of pre-feasibility and feasibility objectives, including pit slope stability, metallurgy, waste rock studies, facilities condemnation and engineering, and calcium carbonate resource bulk sampling, delineation, and exploration. Barrick continued the same logging procedures and down-hole and collar survey methods as used in the past. However, ACE core orientation tools were utilized for oriented holes and the data were entered into an acQuire database. Core recovery in both mineralized and unmineralized rocks was consistently excellent and generally exceeded 90% in intrusive rocks and 80% to >95% in sedimentary rocks. True widths of mineralization are difficult to determine but drill holes were oriented to reflect true width intercepts limited only by the equipment and geologic knowledge.

In 2007, 124 exploration holes comprising 50,562 meters of core were completed. Core recovery in both mineralized and unmineralized rocks was consistently excellent and generally exceeded 90% in intrusive rocks and 80% to >95% in sedimentary rocks. True widths of mineralization are difficult to determine but drill holes were oriented to reflect true width intercepts limited only by the equipment and geologic knowledge.

The 2008 exploration program focused on drilling the East ACMA target area, designed to quickly determine the limits of mineralization in this expanding target area. In 2009, chilled brine geotechnical drilling was conducted to further assess permafrost in the Donlin Gold district. There was no exploration drilling during 2009 or 2010 within the resource area.

Geological Setting

Regional Geology
The Kuskokwim region of southwestern Alaska is predominately underlain by rocks of the Upper Cretaceous Kuskokwim Group that filled a subsided northeast-trending strike-slip basin between a series of amalgamated terranes. Intermediate composition volcano-plutonic complexes intrude and overlie Kuskokwim Group rocks throughout the region.

Local Geology
The Donlin Gold deposits lie between two regional, northeast-trending, right lateral faults, in an area that contains numerous northeast to east–northeast- and northwest to west–northwest-trending lineaments that probably represent steeply-dipping strike-slip faults. Undivided Kuskokwim Group sedimentary rocks and granite porphyry complexes are the main rock units.

Property Geology
Greywacke is dominant in the northern part of the area (“northern resource area” comprising Lewis, Queen, Rochelieu, and Akivik), while shale-rich units are common in the southern part of the area (“southern resource area” comprising South Lewis and ACMA). Overall, sedimentary structure in the northern resource area is monoclinal, whereas sedimentary rocks in the southern resource area display open easterly-trending folds.

Gold deposits are associated with an extensive Late Cretaceous–Early Tertiary gold–arsenic–antimony–mercury hydrothermal system. Gold-bearing zones exhibit strong structural and host rock control along north–northeast-trending fracture zones and are best developed where those zones intersect relatively competent host rocks. Mineralized material is most abundant in the igneous rocks, but sedimentary rocks are also mineralized within strong fracture zones.

Exploration

Grids and Surveys
Drill hole collar and trench locations were tied to a surveyed ground control net using conventional theodolite survey methods from 1988 through 1993. Drill hole collars were surveyed with Brunton compass and hip chain in 1995.

A Motorola GPS system was used in early 1996 to establish survey control monuments and to survey some drill collars.

Traditional survey methods were subsequently used to locate all 1995–1999 and 2001 drill collars and trenches. An Ashtech Promark2 GPS post-processed system that consists of a base unit and up to two roving units was introduced in 2002.

Geological Mapping
A number of geological mapping programs have been completed, using air photograph bases, at 1:20,000 and 1:10,000 regional scales. Mapping was primarily completed during the mid to late 1990s.

Geophysical Surveys
An airborne magnetic survey was flown on behalf of WestGold in 1988–1989. Subsequently, ground electromagnetic, resistivity and IP surveys were completed at regional and prospect scale to aid in drill targeting.

Geochemical Sampling
Geochemical sampling to support exploration-stage work programs have been undertaken as summarized in the table below. This work has been superseded by the drill programs completed on the property.

Trenching
Trenching programs were completed as part of exploration-stage activities. Trench data are used to construct the geological model.

Exploration Summary Table, Exclusive of Drilling

Year	Company	Work Performed	Results

1909 to 1956	Various prospectors and placer miners	Gold discovered on Donlin Gold in 1909. Placer mining by hand, underground, and hydraulic methods.	Total placer gold production of approximately 30,000 oz.

1970s to present	Robert Lyman and heirs	Resumed sluice mining in Donlin area and placer mined Snow Gulch.

First year of mining Snow Gulch produced best results, with 800 oz Au recovered. Donlin Gold LLC is presently negotiating with the Lyman family to consolidate the land package around the proposed mine.

1974, 1975	Resource Associates of Alaska (“RAA”)	Regional mineral potential evaluation for Calista Corporation. Soil grid and three bulldozer trenches dug in Snow Gulch area.	Soil, rock, and vein samples have anomalous gold values. Trench rock sample results range from 2 g/t Au to 20 g/t Au.

1984 to 1987	Calista Corporation	Minor work. Various mining company geologists including Cominco and Kennecott visit property.

1986	Lyman Resources	Auger drilling for placer evaluation finds abundant gray, sulfide-rich clay near Quartz Gulch.	Assays of cuttings average over 7 g/t Au. Initial discovery of Far Side(Carolyn) prospect.

1987	Calista Corporation	Rock sampling of ridge tops and auger drill sampling of Far Side prospect.	Anomalous gold values from auger holes: best result = 9.7 g/t Au.

1988 to 1989	Western Gold Exploration and Mining Co. (WestGold)

Airborne geophysics, geological mapping, and soil sampling over most of Project area. Total of 13,525 m of D9 Cat trenching at all prospects. Over 15,000 soil, rock chip, and auger samples collected. Drilling included 3,106 ft of AX core drilling, 404 m in 239 auger holes, and 10,423 m of RC drilling(125 holes). First metallurgical tests and petrographic work.

Initial work identified eight prospects with encouraging geology ± Au values (Snow, Dome, Quartz, Carolyn, Queen, Upper Lewis, Lower Lewis, and Rochelieu). Drilling at most of these prospects led to identification of the Lewis areas as having the best bulk-mineable potential. Mineral Resource estimate completed.

1993	Teck Exploration Ltd.	D-9 Cat trenching(1,400 m) and two 500 m soil lines in Lewis area. Petrographic, fluid inclusion, and metallurgical work.	Identified new mineralized areas, updated Mineral Resource estimate.

1995 to 2000	Placer Dome	87,383 m of core, 11,909 m of RC drilling and 8,493 m of trenching. Environmental monitoring and assessment.	Drilled the American Creek magnetic anomaly (“ACMA”), discovered the ACMA deposit. Numerous Mineral Resource estimation iterations.

2001 to 2002	NovaGold	46,495 m of core, 38,022 ft of RC drilling, 89.5 m of geotechnical drilling, and 268 m of water monitoring holes.	Filed a preliminary assessment report on the Project. Updated resource estimate.

2003 to 2005	Donlin Gold Joint Venture	25,448 m of core and 5,979 m of RC drilling. Calcium carbonate exploration drilling; IP lines for facility condemnation studies.	Infill drilled throughout the resource area. Discovered a calcium carbonate resource. Poor quality IP data.

2006	Donlin Gold Joint Venture	92,804 m of core drilling to support Mineral Resource classification conversion, slope stability, metallurgy, waste rock, carbonate exploration, facilities, and port road studies.	Geological model and Mineral Resource update.

2007	Donlin Gold Joint Venture	Core drilling totalled 75,257 m and included resource delineation, geotechnical and engineering, and carbonate exploration. 13 RC holes for monitor wells and pit pump tests totalled 1,043 m.	Improved pit slope parameters, positive hydrogeological results. Carbonate exploration was negative. Updated Mineral Resource estimate. Completed feasibility study with positive results.

2008	Donlin Gold LLC

108 core holes totalling 33,425 m for exploration and facility related geotechnical and condemnation studies. Updated resource models. Metallurgical test work: flotation variability and CN leach. 54 test pits and 37 auger holes were also completed for overburden characterization.

Resource expansion indicated for East ACMA. CN leach resource potential indicated for the main resource area, Snow, and Dome prospects. Facility sites successfully condemned. Updated resource estimates utilizing applicable data through 2007

2009	Donlin Gold LLC	19 geotechnical core holes totalling 950 m in facility sites and to address hydrology.

2010	Donlin Gold LLC

Six geotechnical core holes totalling 2,090 m to evaluate slope stability of expanded pit. Also drilled 90 auger holes totalling 585 m and dug 59 test pits to further evaluate overburden conditions and gravel supplies within TSF area.

Pit slope stability of new pit design remained acceptable. Evaluation of construction suitability of surficial materials in TSF is ongoing.

Geotechnical and Hydrology
A number of geotechnical and hydrological studies have been completed in support of feasibility and environmental reports for Donlin Gold.

Rowland Engineering Consultants performed the geotechnical assessments for the geotechnical engineering for access roads between port site, wind farm, airstrip, and plant site and geotechnical investigations to support port site, airstrip, wind farm, and interconnecting roads.

The hydrological model is based on drill data. Lorax Environmental (“Lorax”) performed water quality modelling for the planned mine pit lake. CEMI provided design criteria and associated testwork for the water treatment plant requirements during construction, operations, and closure.

Petrographic and Other Studies
There have been a number of studies performed on the Donlin Gold mineralization, including fluid inclusion studies, radiometric age dating (40Ar/39Ar), petrographic descriptions of rock types based on thin sections and electron microprobe data, whole rock analyses, trace element analyses, and sulfur, carbon, oxygen, and hydrogen stable isotope studies.

Technical papers on the geology of the region, the deposit, and on the mineralization have been presented in peer-reviewed journals, and at conferences by Project personnel and personnel from the United States Geological Survey.

Exploration Potential
The Mineral Resource defined in this Report is confined to a small section of the Property. NovaGold believes there is considerable potential for additions to the Mineral Resources at Donlin Gold. Numerous other targets have been identified along the five mile-long mineralized gold trend, and are defined by surface sampling and various historical drill holes containing significant gold values.

Exploration potential in the vicinity of the open pit design in the Donlin Gold FS includes extensions along strike to the East ACMA, Lewis, and Crooked Creek dike areas. Mineralization remains open at depth under the current pit limits. Mineralization also remains open to the north of the planned pit and has been tested by shallow trenching and soil sampling, with limited drilling undertaken to date.

The Donlin Gold project also retains exploration potential outside the areas that have been the subject of the mine design in the feasibility study. Gold mineralization is associated with an overall north–northeasterly-trending high level dike/sill complex that has been outlined in the regional aero-magnetics as a subtle 50 nT magnetic low. The zone, approximately 8 km long, and 4 km wide, consists of a northern, dike-dominated area, and a southern, more sill-dominated area.

The ACMA/Lewis area is the southern portion of this plan. No drilling has been performed in the northern portion since initial exploration activities, and some isolated drilling in the 1990s. Exploration targets identified by NovaGold for additional work include Far Side, Duqum, Snow, Quartz, Queen, Dome, and Ophir.

Mineralization

Southeast-dipping north–northeast-oriented fracture zones are the primary control on gold bearing vein distribution within the north-northeast mineralized corridors. Composite vein zones or mineralized corridors range up to 30 m in width and extend for hundreds of meters along strike. Intrusive rocks and to a lesser extent competent massive greywacke are the most favored host rocks, and act as a secondary control on the mineralization. Gold distribution in the deposit closely mimics the intrusive rocks, which contain about 74% of the Mineral Resource. Structural zones in competent sedimentary units account for the remaining 26%.

Mineralized material in the ACMA or sill-dominant part of the deposit tends to be higher grade and more continuous compared to Lewis and other dike dominant areas of the deposit. The most extensive and highest grade mineralized zones in ACMA are located where “feeder” dikes intersect the sill sequence. Mineralized zones follow steeply-dipping dikes and sills beyond the depth limits of current drilling, or over a vertical range of at least 945 m.

Veins
Multiple vein types apparently formed from a single hydrothermal fluid. Vein mineral assemblages show a continuum from pyrite through arsenopyrite, native arsenic, and realgar, rather than discrete paragenetic stages.

Stibnite is ubiquitous in all vein types but seems to increase in later vein stages. Gold grade and vein quartz generally increase from vein types V1 through V3 and then markedly decrease in V4, a carbonate-dominant vein type. Reflectance spectroscopy was routinely used to quantitatively define specific clay, illite, and carbonate alteration zones in intrusive rocks. Proximal to distal silicate alteration zones and carbonate and graphite alteration products are associated with the ACMA–Lewis hydrothermal system; silica is largely restricted to veins and is not an important wall rock alteration product.

Mineralization
Gold-bearing sulfides occur in both veins and disseminated zones in mafic igneous bodies, rhyodacite dikes and sills, and sedimentary rocks. Quartz-carbonate-sulfide (pyrite, stibnite, and arsenopyrite) veins are the primary mineralized features, but gold also occurs in thin, discontinuous sulfide fracture fillings.

Veins seldom exceed half an inch wide; vein density can range up to 5 to 10 per meter; and vein zones vary from 2 m to 35 m wide. Individual vein zones generally display limited lateral and vertical continuity. However, swarms of many anastomosing vein zones form larger mineralized corridors characterized by extensive lateral and depth continuity.

The ACMA–Lewis style of mineralization is consistent with a low-temperature, low-sulfidation, orogenic gold model involving a strongly reduced, CO2-rich, weakly acidic, bisulfide-complexed, gold-bearing fluid. The deposit(s) is characterized by an Au–As–Sb–Hg geochemical signature, quartz ± carbonate and sulfide veins, and disseminated sulfide minerals. Common minerals observed in mineralized zones include pyrite, marcasite, arsenopyrite, stibnite, realgar, and native arsenic.

Pyrite is the most common mineral and appears to be the earliest sulfide phase. It is ubiquitous in the rhyodacite and occurs as disseminated grains and micro-fracture fillings. Disseminated pyrite in the sedimentary rocks occurs as fine to coarse grains (up to 5 mm across) preferentially concentrated near dike/sill contacts or as syngenetic pyrite along sedimentary laminations. Relative abundance of pyrite is not an indicator of gold grade.

Broad selvages of disseminated gold-bearing arsenopyrite and pyrite are found adjacent to veins and vein zones. Arsenopyrite commonly replaces pyrite and typically occurs as fine to very fine grains disseminated in intrusive rocks and as coarser aggregates in fractures and quartz–carbonate veins. In practice, fine-grained arsenopyrite can be difficult to distinguish from ubiquitous disseminated graphite. Disseminated sulfides typically replace biotite or other mafic mineral sites and rim or replace illite–clay–carbonate-altered feldspar phenocrysts.

Native arsenic occurs as dark grey, granular, massive to botryoidal grains that often fill vugs in quartz–carbonate ± sulfide veins and other open spaces in breccias or fractures. Realgar occurs in late, quartz–sulfide veins. Stibnite commonly occurs as disseminated grains and masses within carbonate veins and occasionally as interlocking needles in open spaces within quartz–carbonate veins and on fracture surfaces. Other accessory sulfides and sulphosalts observed in the deposit include marcasite, pyrrhotite, chalcopyrite, chalcocite, covellite, bornite, tennantite, tetrahedrite, galena, sphalerite, and boulangerite. Pyrrhotite, stibnite, and boulangerite are paragenetically late and appear to post-date most deformation while chalcopyrite, tennantite–tetrahedrite, pyrite, and arsenopyrite are both pre- and post-deformation.

Minor Elements and Deleterious Materials
The most abundant minor elements associated with gold-bearing material are iron, arsenic, antimony, and sulfur. They are contained primarily in the mineral suite associated with hydrothermal deposition of gold, including pyrite, arsenopyrite, realgar, native arsenic, and stibnite. Minor hydrothermal pyrrhotite, marcasite and syngenetic or sedimentary pyrite, also account for some of the iron and sulfur.

Much less abundant elements such as copper, lead, and zinc are contained in relatively rare or accessory hydrothermal mineral species observed in the deposit, including chalcopyrite, chalcocite, covellite, tennantite, tetrahedrite, bornite, native copper, galena, sphalerite, and boulangerite. Small amounts of silver in the deposit are most likely accommodated within the crystal structures of tetrahedrite and galena, and to a lesser extent in some of the other sulfides. Molybdenum occurs in rare molybdenite. Very minor nickel in the secondary sulfide mineral millerite and minor cobalt in various secondary minerals have been observed in sedimentary rocks. The Ni and Co probably have a sedimentary origin.

Three elements that have particular processing significance are mercury, chlorine, and fluorine. Graphitic carbon and carbonate minerals also negatively affect the metallurgical process.

Most of the Hg occurs as colloidal or microscopic cinnabar inclusions in finer-grained sulfides. Pyrite accounts for about 66% of the Hg in sulfide concentrates, followed by marcasite (18%) and arsenopyrite (3.6%) . Elevated Hg is also associated with realgar. Macroscopic cinnabar (“HgS”) is generally absent or exceedingly rare in the area of the Mineral Resource estimate.

Chlorine in chloride ions can dissolve gold during pressure oxidation (“POX”) as AuCl3. This gold compound is “preg-robbed,” or adsorbed, by carbonaceous matter and may become incorporated in iron precipitates, resulting in gold losses up to 10%. Fluorine is very corrosive in the POX process. Process mineralogy studies show that muscovite and apatite are the principal sources of chlorine and fluorine in sulfide concentrates and that the relatively more abundant muscovite accounts for most of the chlorine (59%) and fluorine (93%). Muscovite is normally a rock-forming mineral, but it can also form during hydrothermal alteration along with structurally similar alteration products (illite) associated with gold-bearing rocks. Apatite is commonly found as an accessory mineral in igneous and sedimentary rocks and as a hydrothermal alteration or vein mineral.

Graphitic carbon is preg-robbing and relatively abundant in the sedimentary rocks and variably disseminated in the intrusive rocks as a possible alteration product. Sulfide–carbonate binary particles tend not to float well. Carbonate minerals occur as both pervasive, fine-grained hydrothermal alteration products, often intergrown with fine disseminated sulfide, and also in carbonate and quartz–carbonate ± sulfide veins. Common carbonate minerals include calcite, ankerite, dolomite, and very minor siderite.

Donlin Gold – Sample Preparation and Analysis

Drill Hole Sample Preparation
Prior to 2006
Sample preparation, quality assurance and quality control for assays through 2002 were analyzed. The assays and the database are suitable for resource estimation. No sample collection occurred within the mineral resource areas between 2003 and the beginning of 2005.

2006–2010
Most of the core samples were crushed at the Donlin camp facility. Samples of core split in Anchorage were shipped to an ALS Chemex preparation lab for crushing, pulverizing and assaying.

The Donlin camp preparation lab is housed in a heated steel building. A partition separates the core cutting area from the crushing area. The crushing side of the operation is equipped with a dust control ventilation system to minimize contamination. The camp sample preparation procedure consists of the following steps:

  The entire bagged sample is dried in an oven heated to 90°C to 95°C for 12 hours.
  The sample and sample tag are placed into trays for processing.
  Blank samples (one of three QA/QC control samples) are inserted into the sample stream.
  The sample is crushed in a TM Terminator jaw crusher until the end product passes 70% minus 10 mesh (2 mm). Sieve analyses are performed daily to check crush quality and the crusher jaws are adjusted as necessary. The crushers are cleaned with blank material four times per 12-hour shift and before a new hole is started. Cutting lists also specify special cleaning frequency when unusually sulphide-rich material is processed.
  Crushed sample is then passed through a riffle splitter four to six times to obtain a nominal 9 oz (25- g) split. This subsample is put into a numbered pulp bag, and the remainder, or coarse reject, is put back into the original sample bag. The splitter and sample pans are cleaned with compressed air.

  Two additional control samples—standard reference material (SRM) and a duplicate split of crushed sample—are inserted as specified on the cutting list prepared by the geologist. Two of each control sample type, including SRM, duplicates, and blanks, are included in every batch of 78. The blank is prepared by processing a sample from a bin of gravel-size crushed rock through the jaw crusher and riffle-splitting it to ~7 oz (200 g). When a duplicate is required, the crushed core sample is passed once through the riffle splitter, and each half is split repeatedly to obtain a ~7 oz (200 g) sample.

Sample Analysis

Final sample preparation and chemical analysis for gold, sulfur and trace element suites were completed at ALS Chemex in Vancouver, an ISO9001:2000 accredited laboratory. The preparation consists of the following:

  Splits of crushed core were reduced to rock flour or “pulp” (better than 85% passing minus 200 mesh or 75 µm) in a ring-and-puck grinding mill.
  A 1 oz (30 g) subsample of the pulp was assayed by fire assay-atomic absorption spectroscopy (AAS). Before 2007, the primary gold assay method was Au-AA23, which had an analytical range of 0.005 to 10 g/t Au. The Au-AA25 gold assay method was initiated in 2007 and had an analytical range of 0.01 to 100 g/t Au. This switch was made to reduce the cost and time delay associated with reassaying samples with values above the 10 g/t Au analytical limit.
  Samples that exceeded the analytical limit for a given method were re-assayed by fire-assay and gravimetric finish or “ore grade” fire-assay AAS. ALS Chemex determined the sulphur content of each sample according to the Leco method. The Leco method was also used to analyze samples flagged for acid base accounting (ABA) for carbon content as well as to determine neutralization potential (NP) and acid potential (AP) according to the industry-standard ALS Chemex ABA procedure.
  Most trace and major element data for drill holes located within the resource model boundary were acquired prior to the 2005 program by various labs using industry-standard acid digestions followed by atomic absorption (AA) or inductively coupled plasma (ICP) instrumental determinations. Subsequent multi-element trace analyses were performed at ALS Chemex using aqua regia or four-acid digestions followed by ICP ± mass spectrometry.

SG Determination

  Samples of whole core approximately 2" to 4" (5 to 10 cm) in length were first weighed dry and then weighed in water. The dry weighing tray assembly was replaced with a wire basket and the sample was submerged in a five-gallon bucket of water. A small tare weight (to compensate for the removed weighing tray) was attached midway up the wire assembly to facilitate alternating wet and dry measurements.
  The formula for SG calculation was: Weight in Air/(Weight in Air – Weight in Water). The specific gravities were automatically computed in acQuire when the weights were entered into the database.
  Measurements were collected for all rock types at a minimum frequency of one sample from all logged rock type intervals and one sample every 49.2 to 65.6 ft (15 to 20 m) in the longer rock unit intervals. Mineralized rock takes precedence over unmineralized rock in a given rock type interval, but sufficient measurements of unmineralized material were also collected to document potential variability.

Donlin Gold – Security and Sample Transport

Project Site
Core samples are transported from the field and are brought to the yard adjacent to the geology office and logging tents at the end of each drill shift. Core storage is secure because Donlin Gold is a remote camp and access is strictly controlled. Unauthorized camp personnel have generally been excluded from the core cutting and sample preparation building, but strict access procedures were initiated following an audit by Barrick of the sample preparation lab in mid-2006. Assay splits of prepared core, along with the control samples, are packed in a shipping bag, secured with a numbered security seal, and sealed in boxes for shipment. The coarse rejects and remaining split core are returned to a storage yard south of the airstrip for long-term storage. The sample shipment procedure is as follows:

  Boxed assay splits are flown from the Donlin camp to Aniak airport via Vanderpool Flying Service.
  Samples are shipped from Aniak via Frontier Flying Service to the ALS Chemex lab facility in Fairbanks, Alaska. All sample shipments are accompanied by a Frontier Flying Service waybill. This allows each sample to be tracked from camp to ALS Chemex.

The samples are logged into the ALS Chemex data system in Fairbanks before shipment to the ALS Chemex Vancouver (or other ALS Chemex facility), where they are pulverized and assayed. The Fairbanks lab returns a custody form that reports on the condition of security seals.

Anchorage Security and Sample Transportation
In December 2006 and January 2007, a total of approximately 39,360 ft (12,000 m) of whole core was shipped to an off-site logging and core-splitting facility in Anchorage. This facility was managed by Alaska Earth Science (AES) and staffed with both AES and Barrick personnel to ensure that logging, sampling, core splitting, and sample shipment procedures were identical to those used at the Donlin site facility.

Donlin Gold – Assay Quality Assurance and Quality Control (“QA/QC”)

1995–2002
Beginning with Placer Dome in 1995 and continuing with NovaGold through 2002, a systematic and comprehensive program of QA/QC has been employed for rock sampling and definition drilling programs at Donlin Gold. The QA/QC protocols include the random and blind insertion of the following:

  standard reference materials (SRMs) to monitor the accuracy of lab results;
  coarse reject duplicates to monitor analytical precision; and
  blank control samples to monitor contamination during sample preparation and analysis.

From 1996 to 2002, SRMs and coarse reject duplicates were inserted at an average rate of one per 24 samples, and blanks were inserted at an average rate of one per 25 samples. Almost all samples associated with SRM and blank control samples that returned values beyond acceptable tolerance limits were re-assayed until the control sample results were either acceptable or validated by duplication.

2005-2006 QA/QC Protocol
No resource delineation drilling was conducted in 2003 and 2004. Placer Dome implemented a slightly modified QA/QC protocol in 2005, which Barrick continued in 2006. Three QA/QC samples, consisting of one blank, one coarse reject duplicate, and one SRM, were randomly inserted into every block of 20 sample numbers. Thus, every block of 20 sample numbers contained 17 drill hole samples and 3 QA/QC control samples.

2007-2010 QA/QC Protocol
The batch size submitted to ALS Chemex was increased from 20 samples to 78 in 2007. To avoid sample mixing with products from other sources in the fusion process, the ALS Chemex protocol was based on a fusion batch size of 84 samples, where the lab added six internal control samples, leaving space for 78 client samples in a given batch. Each batch of 78 samples shipped to ALS Chemex for sample preparation and analysis contained 9 control samples (12%) consisting of 3 each of standards, blanks, and crushed duplicates. Spacing of the SRMs within the batch was left to the judgment of the geologist. Up to 5% field duplicates (remaining half split of core) were added to the sample batch at the discretion of the geologists for geologic reasons.

Standard Reference Material and Blank Material
There is no information available on SRMs used prior to the 2002 drilling campaign. Two standards, (Std-C and Std-D), were used during the 2002 drill campaign.

Standard reference materials from the 2002 campaign were used at the beginning of the 2005 season. Additional reference material was purchased from Analytical Solutions (OREAS 6Pb and OREAS 7Pb) and CDN Laboratories (CDN-GS-3) when these SRMs were depleted. After the 2005 season, two additional standards (Std-G and Std-H) were created from Donlin Gold coarse reject material. These two new standards and CDN-GS-3, were used during the 2006 season. The new standards created from coarse reject material were certified by Barrick’s chief geochemist after industry accepted round robin assay and statistical analyses.

Nine new “matrix matched” SRMs of varying gold grade were added in early 2007, and the older standards were eventually phased out. The new SRMs were created from coarse reject samples from throughout the deposit. Composites of this material were pulverized and homogenized at CDN Laboratories in Vancouver, BC. A Barrick geochemist certified the 2007 SRMs after industry-accepted round-robin assay and statistical analyses. The final SRMs included four each from unoxidized igneous and sedimentary host rocks and one oxidized igneous rock SRM.

Blank Materials
Blank material consisting of washed river gravel was purchased from Anchorage Sand and Gravel through early 2006 and then replaced by granite landscape chips purchased from Lowe’s in Anchorage for all subsequent drill campaigns.

QA/QC Results
Sample collection, preparation, analysis and security for all Placer Dome, NovaGold, Barrick, DCJV, and Donlin Gold core drill programs are in line with industry-standard methods for gold deposits:

  Drill programs included insertion of blank, duplicate and standard reference material samples
  QA/QC program results do not indicate any problems with the analytical programs
  Data is subject to validation, which includes checks on surveys, collar co-ordinates, lithology data, and assay data. The checks are appropriate, and consistent with industry standards
  Independent data audits have been conducted, and indicate that the sample collection and database entry procedures are acceptable
  All core has been catalogued and stored in designated areas

AMEC is of the opinion that the quality of the gold analytical data from the Placer Dome, NovaGold, Barrick, DCJV, and Donlin Gold drill programs are sufficiently reliable to support Mineral Resource and Mineral reserve estimation without limitations on Mineral Resource confidence categories.

Donlin Gold – Data Verification

Prior to 2005 Drilling Campaign
As a test of data integrity, the data used to estimate the January 2002 Donlin Gold mineral resources were checked several ways and it was concluded that the assay and survey database was sufficiently free of error to be adequate for mineral resource estimation.

2005 Drilling Campaign
NovaGold conducted a 100% check of 2005 drill hole Au assays within the resource area against electronic assay certificates. An error rate of less than 1.5% was uncovered. NovaGold also checked the collar and down-hole survey data. Electronic down-hole survey files were read for the drill holes and compared to those stored in the resource database. As a result of the verification, NovaGold in 2005 considered that the database at the time was adequate to support Mineral Resource estimation.

2006 and 2007 Drilling Campaigns
Drilling data were captured using acQuire software and stored in MS SQL Server. Geologic logs, collar and down-hole survey data were entered on site using acQuire data-entry objects. Assay data were imported directly from electronic files provided by the laboratories. The master Donlin database was moved from the Donlin camp to the Anchorage office in the middle of 2006, and about 50% of the 2006 assay data were imported directly into the master database in Anchorage. The acQuire database was converted from the standard acQuire data-model to the more robust acQuire “Corp” data-model to aid in data verification. Further verification of legacy data took place by Barrick when data were migrated to the new data-model.

NovaGold verified the drill hole data in the following manner:

Collar Surveys
Collar survey information is transferred electronically from the electronic Ashtech survey instrument to the database, minimizing the chance of input error. The Ashtech output files and geologic logs were compared to 5 % of the electronic collar surveys. There was one unexplained 20-cm discrepancy between the elevation file and the database. Strangely, the error rate against the geologic logs was much higher; most collar coordinates were off by several meters. NovaGold does not know the reason but it is possible that the geologic logs have the proposed coordinate and not the final coordinate written on them, or there are transcription errors from the electronic database to the paper log. NovaGold is satisfied that the collar surveys from the Ashtech data files are sufficiently error free to be used for resource estimation.

Down-hole Surveys
Down-hole surveys are transcribed by hand from the survey instrument to paper survey forms. The forms in turn are entered into the electronic database manually. Ten percent of the drill holes were checked and an unacceptable error rate of 4.4% was measured. The primary error was that the down-hole survey was omitted from the electronic database. Other errors were incorrect azimuth conversion, incorrect feet to meter conversion, incorrect depth and incorrect priority code. Despite the high error rate, the magnitude of the errors was small; therefore, in NovaGold’s opinion the impact on the estimation of grade will be minimal.

Assays
Electronic assay certificates made available by Barrick were merged into a single file and, by matching on sample number, were directly compared to the electronic database. For 2006 drilling, 70% of the assays were compared and an acceptable discrepancy rate of 0.4% was measured. For 2007, 99% of the assays were compared to the electronic assay certificates and a discrepancy rate of 1% was measured. NovaGold believes that the assay database is sufficiently error free to be used for resource estimation.

2008 through 2010 Drilling Campaigns
AMEC reviewed the March 2008 through December 2010 QAQC information for the drill hole data used to construct the DC9 model from with the following results:

  Certified Reference Materials Results: AMEC reviewed the results for 691 CRMs from 2,078 samples and calculated that the relative bias for all CRMs is within the acceptable limits of 5% relative bias (mean/best value)/1).
  Blank Material Results: AMEC reviewed the results for 694 blank samples submitted for analysis. There were 4 samples which returned higher than allowed gold assays which may be due in part to mislabelled samples. This is an infrequent occurrence and will not affect project assay results, thus AMEC considers that there is no significant risk to the resource estimate.
  Coarse Reject Duplicate Results: The absolute value of relative differences (AVRD = |pair difference|/pair mean) of the crush duplicate pairs that have pair means greater than 1 ppm Au show that 90% of these pairs agree within 15 percent; this indicates acceptable precision is achieved thus the current sample preparation procedure (crushing and pulverizing).

AMEC considers that a reasonable level of verification has been completed during the 2011 data review, and that, between this review, and reviews completed by NovaGold in 2007 and 2005, and AMEC in 2002, no material issues would have been left unidentified from the verification programs undertaken.

The QPs, who rely upon this work, have reviewed the appropriate reports, and are of the opinion that the data verification programs undertaken on the data collected from the Project adequately reflect deposit dimensions, true widths of mineralization, and the style of the deposits, and adequately support the geological interpretations, the analytical and database quality.

Donlin Gold – Geological Setting

The Donlin Gold project geology consists of a thick sequence of Cretaceous Kuskokwim Group sedimentary rocks intruded by late Cretaceous to early Tertiary felsic intrusive rocks. The sedimentary section consists of inter-bedded greywacke, shale and siltstone. The overall bedding strikes west-northwest and generally dips shallowly to the south, though in the ACMA area and further south of Lewis an important overturned fold is present. Thin inter-bedded shales within the Kuskokwim group are an important control on the emplacement of intrusive sills. The intrusive units, both dikes and sills, are the primary hosts of mineralization and consist of porphyritic rhyodacite and rhyolite and lesser mafic dikes and sills. Sills predominate in the ACMA and southern Lewis areas, whereas dikes dominate in the North Lewis area. The dikes and sills range from a few meters to more than 60 meters in width.

The Donlin Gold project area lies between two major north-east trending right lateral faults found in southwest Alaska: the Denali-Farewell fault system to the south and the Iditarod-Nixon Fork fault system to the north. The region contains abundant northeast to east-northeast and northwest to west-northwest trending lineaments that likely represent steeply dipping strike slip faults. Displacement along the main faults in the Donlin Gold region is inferred to be right lateral on northeast structures and left lateral on northwest faults. Because of the paucity of outcrop along the main faults in the region, the inferred location and sense of displacement is speculative.

Donlin Gold – Alteration and Mineralization

Gold mineralization at Donlin Gold consists of low temperature epithermal assemblage characterized by pyrite, auriferous arsenopyrite, stibnite, native arsenic and realgar occurring as both north-northeast trending extensional vein/fracture zones and disseminations. Gold grades are best developed where structural zones intersect favorable host lithologies, specifically the intrusive dikes and sills, and the more massive greywacke units within the sedimentary section. Disseminated mineralization is also locally present with highest concentrations typically adjacent to veins and vein zones.

The orientation of the mineralization is consistently north-northeast of the compressive structural regime. Intrusive dikes which feed the voluminous sill package present at Donlin Gold also strike north-northeast. The gold occurs primarily in the lattice structure of arsenopyrite. Realgar, native arsenic and stibnite can be found generally associated with the higher-grade gold mineralization. Alteration is characterized by the extensive development of illite, kaolinite and ankerite.

Donlin Gold – Metallurgy

Metallurgical testwork, under the direction of Barrick personnel, appears to have been completed to sufficient detail to support a feasibility study. Gold is mainly carried by arsenopyrite. Variation is observed in processing behavior between intrusives and sediments, but less so between the geographical sources.

Accordingly, process testing has been directed towards development of the following conceptual flowsheet:

  concentration by flotation;
  high pressure oxidation in an autoclave;
  carbon-in-leach (“CIL”) cyanidation of the concentrate;
  carbon strip and regeneration circuits;
  gold electrowinning; and
  refining and production of doré bars.

This processing concept incorporates proven commercial unit operations. No issues have been identified to date that might lead to economic performance of this sequence that would be substantially different from similar processes in commercial operation today.

Donlin Gold – Resource and Reserve Estimate

The mineral reserves for the Donlin Gold project were classified using criteria appropriate under the CIM Definition Standards with an effective date of July 11, 2011. The mineral reserves are summarized in the table below.

Proven and Probable Donlin Gold Mineral Reserve Estimate

Reserve Category	Tonnes (kt)	Gold (g/t)	Contained Gold (kozs)
Proven	7,683	2.32	573
Probable	497,128	2.08	33,276
Total Proven & Probable	504,811	2.09	33,849

Notes:
(1)

Mineral Reserves are contained within Measured and Indicated pit designs, and supported by a mine plan, featuring variable throughput rates, stockpiling and cut-off optimization. The pit designs and mine plan were optimized on diluted grades using the following economic and technical parameters: Metal price for gold of US$975/oz; reference mining cost of US$1.67/t incremented US$0.0031/t/m with depth from the 220 m elevation (equates to an average mining cost of US$2.14/t), variable processing cost based on the formula 2.1874 x (S%) + 10.65 for each US$/t processed; general and administrative cost of US$2.27/t processed; stockpile rehandle costs of US$0.19/t processed assuming that 45% of mill feed is rehandled; variable recoveries by rocktype, ranging from 86.66% in shale to 94.17% in intrusive rocks in the Akivik domain; refining and freight charges of US$1.78/oz gold; royalty considerations of 4.5%; and variable pit slope angles, ranging from 23º to 43º.See “Cautionary Note to United States Investors”.

(2)

Mineral Reserves are reported using an optimized net sales return value based on the following equation: net sales return = Au grade * Recovery * (US$975 – (1.78 + ($US975 – 1.78) * 0.045)) – (10.65 + 2.1874 * (S%) + 2.27 + 0.19) and reported in US$/tonne.

(3)	The life of mine strip ratio is 5.48. The assumed life-of-mine throughput rate is 53.5 kt/d.
(4)	Rounding as required by reporting guidelines may result in apparent summation differences between tonnes, grade and contained metal content
(5)

Mineral reserves are reported on a 100% basis. NovaGold and Barrick each own 50% of the Donlin Gold project. Tonnage and grade measurements are in metric units. Contained gold ounces are reported as troy ounces. See “Cautionary Note to United States Investors”.

Mineral Reserves have been estimated using a long-term gold price assumption of US$975/oz. Mineral resources are based on a Whittle™ pit optimized for all Measured, Indicated, and Inferred blocks assuming a gold selling price of US$1,200/oz and are inclusive of reserves.

Mineral resources were classified using criteria appropriate under the CIM Definition Standards by application of the NSR-based cut-off grade that incorporated mining and recovery parameters, and constraint of the mineral resources to a pit shell based on commodity prices. The mineral resources have an effective date of July 11, 2011. The mineral resources are summarized in the table below.

Donlin Gold Measured and Indicated Resource (Inclusive of Reserves)
and Inferred Mineral Resource Estimate

Resource Category	Tonnes (kt)	Gold (g/t)	Contained Gold (kozs)
Measured	7,731	2.52	626
Indicated	533,607	2.24	38,380
Total Measured + Indicated	541,337	2.24	39,007
Inferred	92,216	2.02	5,993

Notes:
(1)	Mineral Resources are inclusive of Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. See “Cautionary Note to United States Investors”.
(2)

Mineral Resources are contained within a conceptual Measured, Indicated and Inferred optimized pit shell using the following assumptions: gold price of US$1,200/oz; variable process cost based on 2.1874 * (sulphur grade) + 10.65; administration cost of US$2.29/t; refining, freight & marketing (selling costs) of US$1.85/oz recovered; stockpile rehandle costs of US$0.20/t processed assuming that 45% of mill feed is rehandled; variable royalty rate, based on royalty of 4.5% * (Au price – selling cost).

(3)

Mineral Resources have been estimated using a constant net sales return -cut-off of US$0.001/t milled. The net sales return cut-off was calculated using the formula: NSR = Au grade * Recovery * (US$1,200 – (1.85 + (US$1,200 – 1.85) * 0.045)) – (10.65 + 2.1874 * (S%) + 2.29 + 0.20) and reported in US$/tonne.

(4)	Rounding as required by reporting guidelines may result in apparent summation differences between tonnes, grade and contained metal content.
(5)	Tonnage and grade measurements are in metric units. Contained gold ounces are reported as troy ounces. See “Cautionary Note to United States Investors”.

Donlin Gold – 2008 Program

In 2008, Donlin Gold LLC drilled 108 HQ/NQ core holes totalling 33,425 m, as well as auger holes and test pits for geotechnical studies, soil, stream sediment and stream concentrate geochemical samples. The 2008 exploration program focused on drilling the East ACMA target area, designed to quickly determine the limits of mineralization in this expanding target area. The East ACMA area is highly prospective for additional resource discovery and simply follows the structural projection of mineralized sill and dike intersections within the Donlin anticline, which hosts the majority of resources at Donlin Gold. Results of the exploration program will aid in facility and infrastructure planning for the Donlin Gold feasibility study. The initial drilling proved successful in identifying deep mineralization along the East ACMA trend. Additional drilling will be required to delineate mineralization recognized in the initial program. A total of 108 HQ/NQ diameter core holes totalling 33,425 m (109,663 feet) were drilled in support of exploration, resource infill, condemnation and geotechnical studies. The 2008 drilling results have not yet been incorporated in a resource estimate but are not anticipated to have a material impact on overall resources.

The Phase 2 program in 2008 was largely focused on finalizing the feasibility study and preparing for permitting.

Donlin Gold – 2009 Program

The 2009 program at Donlin Gold comprised chilled brine geotechnical drilling to further assess permafrost in the Donlin Gold district. There were no exploration activities conducted in 2009 within the resource area.

Donlin Gold – 2010 Program

During 2010, Donlin Gold LLC initiated studies for a potential natural gas pipeline from Cook Inlet to the project site. Donlin Gold LLC worked with multiple regulatory agencies, consultants and contractors to complete the field season initiating environmental baseline and engineering studies along the proposed pipeline corridor. There were no exploration activities conducted in 2010 within the resource area.

Donlin Gold – 2011 Program

During 2011, Donlin Gold LLC completed the updated feasibility study incorporating a natural gas pipeline from Cook Inlet to the project site to support the majority of power generation. Donlin Gold LLC worked with multiple regulatory agencies, consultants and contractors to complete the engineering studies along the proposed 500-kilometer-long pipeline corridor. Continued community engagement and environmental baseline data collection also progressed. There were no exploration activities conducted in 2011 within the resource area.

Donlin Gold – Financial Summary

In the Donlin Gold FS, the overall economic viability of the Donlin Gold project was evaluated by both discounted and undiscounted cash flow analyses. Undiscounted techniques include total net cash flow, payback period (measured from start of production), EBITDA, and cash costs. Discounted cash flow techniques include IRR and NPV. Discounted values are calculated using a 5% discount rate and a discrete end-of-year convention relative to reference dates of January 1, 2012 and January 1, 2014. A period of approximately 3.5 years for permitting, starting January 1, 2012, is included prior to start of construction. The project is expected to generate after-tax net cash flows of US$6.2 billion and yield an internal IRR of 6.0%, under a long-term gold price assumption of US$1,200/oz. The base case after-tax (NPV5%) of the Donlin Gold project is negative US$547 million.

The total capital cost estimate for Donlin Gold is US$6.7 billion including costs related to the natural gas pipeline and a contingency of US$984 million. The project’s estimated after-tax net present value (NPV5%) is US$547 million using the base case gold price of US$1,200/oz, US$4.58 billion using a gold price of US$1,700/oz and US$6.72 billion using a gold price of US$2,000/oz. The corresponding IRR after-tax were estimated at 6.0%, 12.3% and 15.1% respectively. Donlin Gold, if put into production in accordance with the Donlin Gold FS, would average 1.36 million ounces of gold production in each of its first five years of operations at an average cash cost of US$409/oz and would average 1.13 million ounces of gold per year over its projected 27 year mine life with an average cash cost of US$585/oz.

The project is particularly sensitive to the gold price.

The Project requires a gold price of approximately US$902/oz to break even on a cash flow basis and a gold price of approximately US$1,141/oz to achieve an IRR of 5%. It was determined that a 10% change in the price of oil translates into an approximate 1.28% change in total operating costs.

Base Case Project Sensitivity to Gold Price (Base Case is Highlighted)
(All amounts in US$ unless otherwise indicated)

Gold ($/oz)	LOM Cash Flow ($M)	Jan 2014 NPV5% ($M)	Jan 2014 IRR (%)
700	(5,690)	(4,917)	—
800	(2,838)	(3,637)	—
900	(45)	(2,374)	—
1,000	2,143	(1,342)	2.3
1,100	4,191	(385)	4.3
1,200	6,197	547	6.0
1,300	8,187	1,465	7.5
1,400	10,166	2,375	8.9
1,500	11,631	3,147	10.2
1,600	13,092	3,862	11.2
1,700	14,616	4,581	12.3
1,800	16,156	5,296	13.2
1,900	17.699	6,010	14.2
2,000	19,248	6,722	15.1

Summary of Key Evaluation Metrics (Base Case is Highlighted)
(All amounts in US$ unless otherwise indicated)

Item	Unit	Value
Total Mined	Mt	3,270
Ore Tonnes Treated	Mt	505
Strip Ratio	W/O	5.48
Gold Recovered	Moz	30.401
Gold Recovery	%	89.8
Gold Price	$/oz	1,200
Total Operating Costs	$/oz	584
Total Costs Before Taxes	$/oz	908
Total Costs Including Taxes	$/oz	998
EBITDA(1)	$M	18,581
Total Cash Flow(2)	$M	6,197
Jan 2012 NPV5% (3)	$M	337
Jan 2012 IRR	%	5.6
Jan 2014 NPV5% (3)	$M	547
Jan 2014 IRR	%	6.0
Payback Period	Years	9.2
Operation Life	Years	27.0
Initial Capital	$M	6,679
Total LOM Capital	$M	8,184

Notes:
(1)	EBITDA = Earnings before interest, taxes, depreciation, and amortization
(2)	Cash flow excludes sunk costs
(3)	Reference dates for DCF metrics are January 1, 2012 and January 1, 2014. The DCF metrics for January 1, 2014 treat funds expended before that date as sunk.

During 2012 and 2013, Donlin Gold intends to complete basic engineering and commence detailed engineering, in tandem with, and in the case of detailed engineering, subject to, progress achieved on the Environmental Impact Statement and associated permitting process. Aggregate expenditures in these years are expected to be approximately $172 million, which if excluded from the discounted cash flow analysis would result in an increased project NPV5% and IRR from 2014 onwards of $210 million and 0.4%, respectively.

The mine operating cost estimates incorporate costs for operating and maintenance labour, staff, and supplies for each year. Operating costs were prepared based on conditions prevailing in second quarter 2011. Pre-production costs have been capitalized and included in the capital cost estimate. A portion of mine operating costs related to waste stripping will be deferred and, therefore, are excluded from the calculation of cash costs in accordance with industry standards.

Operating Cost Estimates

	US$/Tonne Milled	US$/Tonne Mined
Mining Cost	16.24	2.52
Process Cost	15.47	2.40
G&A, Community, Refining & Land	6.42	0.99
Total Operating Cost	38.13	5.91

The total estimated cost to design and build the Donlin Gold project is estimated at US$6.7 billion, including an Owner-provided mining fleet and Owner-performed pre-development. The Donlin Gold FS capital cost estimate was developed in accordance with Association for the Advancement of Cost Engineering (AACE) Class 3 requirements, consisting of semi-detailed unit costs and assembly line items. The level of accuracy for the estimate is -15% / +30% of estimated final costs, per AACE Class 3 definition. No allowances are included for escalation or de-escalation through construction, interest during construction, taxes or duties.

The contingency provided in the capital cost estimate is significant at US$984 million representing 25% of direct costs. The contingency was selected to provide an 85% probability of the capital cost being at or below the provided estimate. This is an increase in confidence limit from the 2009 Feasibility Study which utilized a 50% probability factor. The anticipated timeline for mine construction is four years with the capital investment peaking in the third year of the construction schedule. This estimate includes all costs, including Owner’s costs and permitting, from January 1, 2012.

Capital Cost Estimates

US$ million
Mining	345
Site preparation/roads	236
Process facilities	1,326
Tailings	120
Utilities (including natural gas pipeline)	1,302
Ancillary buildings	304
Off-site facilities	243
Total Direct Costs	3,876
Owners’ cost	414
Indirects	1,405
Contingency	984
Total Indirect & Contingency	2,803
Total Project Cost	6,679

Sustaining capital requirements total US$1.5 billion over the life of the mine.

Donlin Gold – Planned Mining Operations

Throughput studies were performed during 2007–2008 and mine design and production schedules were developed for a nominal mill throughput of 19.5 Mt/a, or 53,500 t/d. Open pit mining on both 6 m and 12 m high benches provided the best project economics. Approximately 40% of the ore and 19% of the waste, or 22% of the total tonnage, is planned to be selectively mined on 6 m benches.

Mining operations are envisaged as 355 days per year, with ten days allowed for delays due to winter conditions; however, the plant is provisionally scheduled to operate 365 days per year. Maximum vertical advance per phase per year is sixteen 6 m benches. Where the vertical advance rate is more than ten 6 m benches per year, some or all benches will be 12 m high so that the combined vertical development rate does not exceed ten benches per year.

The ACMA pit has a top elevation of 268 m above sea level (“masl”), cuts across the American Creek drainage at 178 masl, and has a bottom elevation of 344 m below sea level (“mbsl”). The grade of the gold mineralization in ACMA is higher than in the Lewis area. The Lewis pit is on a hill directly above and to the northeast of the ACMA pit, at elevations ranging from 436 masl to 68 mbsl.

A set of fourteen mining phases were designed, nine in the ACMA pit and five in the Lewis pit. This sequence aims to deplete ACMA as early as possible to maximize use of the waste backfill dump designed inside the pit while minimizing deviation from the optimal economic mining sequence. The initial phases of the two pits are independent, but they partially merge later in the mine life.

Donlin Gold is envisaged to be mined by a conventional truck-and-shovel operation. Initial pioneering and pit development will be undertaken to remove overburden, develop mine access roads suitable for large mining equipment, and “face-up” the initial pit into productive set-ups for the large shovel and mining equipment.

Large hydraulic shovels mining the full 12 m benches will be the primary loading equipment in zones of waste and steeply dipping ore. The same primary shovels will be used on the 6 m split benches, thereby avoiding the need for a mixed fleet of hydraulic shovels. Large 360 t capacity haul trucks will be used for transporting both ore and waste out of the pit.

Haul roads are designed at 10% maximum grade for uphill loaded haulage and at a maximum of 8% for downhill loaded haulage. The final road width design is 40 m.

Blasting will be required. Blast hole drilling in predominantly waste areas will be performed with nominal 251 mm diameter production drills. Ore zones will be drilled on a single 12 m bench with 200 mm diameter holes or a single 6 m bench with 140 mm diameter holes, depending on the size and continuity of the ore blocks outlined by grade control drilling. All blasting will be based on 70% emulsion / 30% ammonium nitrate/fuel oil, which will be manufactured on site.

Support equipment will be used for road, bench, and dump maintenance and miscellaneous projects. Track dozers and rubber-tired dozers will spot loads and maintain the waste spoil dumps. A fleet of graders will maintain the roads. Crushed rock will be provided to help maintain good roads and improve truck tire life. Water trucks will spray roads and working areas during dry and dusty periods. Small backhoes will be used for ditch work and other dewatering projects. Dozers will be used on larger construction projects such as re-contouring waste dumps and spreading reclamation materials.

Donlin Gold – Proposed Production Plan and Schedule

Based on the Donlin Gold FS, the operating mine life is estimated to be 25+ years with the nominal processing rate of 53,500 tonnes per day. Mine start-up is proposed for 2019 based on a timeline of 3-4 years for project permitting and 3.5 to 4 years for construction, with permit applications to be prepared and filed during 2012. The processing rate is variable from period to period as a function of sulfur grade and ore hardness. To maximize plant utilization, long-term ore stockpiling is required to balance sulfur feed grades. Short-term stockpiling will also be required to handle crusher downtime and production fluctuations in the pit. Short-term ore stockpile rehandle to achieve mill feed sulphur grade targets was assumed for the Donlin Gold FS to be 45%.

Preproduction covers the first 15 months of the mine plan, when mining activities will focus on providing sufficient ore exposure for plant start-up. Ore mined during preproduction will be stockpiled and rehandled to the mill during operations. Average production increases progressively during the production stage from 350 kt/d to 417 kt/d. The peak rate of 437 kt/d is reached in Year 6.

Donlin Gold – Waste Dumps

Waste rock from open pit mining will be placed in an ex-pit waste rock facility in the American Creek Valley, east of the pit area, or in a backfill dump in ACMA. The ultimate footprint of the facility covers an area of approximately 9 km2. Approximately 2,222 Mt of waste rock and 42 Mt of overburden will be placed in the facility. The top lift of the dump will be at an elevation of approximately 520 masl, resulting in a maximum dump height of about 340 m and thickness of about 300 m. Most of the waste rock facility will be constructed in 30 m lifts. The toe of each subsequent lift will be set back 47 m from the crest of the previous lift, resulting in an overall dump slope of 3H:1V.

The potential magnitude of flow in the American Creek drainage, as well as discharge from springs in the valley floors, warrants the construction of an engineered rock drain system below the waste rock facility, including connecting secondary rock (finger) drains in the smaller contributing drainages. The rock drains were sized to contain the peak instantaneous flow associated with the 100-year return period, 24-hour duration rainfall event for American Creek.

Sufficient overburden will be stored separately for use in final site reclamation; the remainder will be dumped into the waste rock facility or used for construction and concurrent reclamation. Of the total amount of waste rock, 2,232 Mt will be stored in the waste rock facility, and approximately 423 Mt will ultimately be placed in the ACMA pit as backfill. Backfilling will commence in Year 18 and continue until the end of mine life. In addition, 103 Mt of waste rock will be used for construction purposes, and 16.6 Mt of overburden will be stored in overburden stockpiles for reclamation purposes.

Waste rock was characterized by its potential for acid generation and was assigned reactivity categories. Categories 1 to 4 are non-acid-generating (“NAG”), and categories 5 to 7 are potentially acid-generating (“PAG”). Waste rock consists of NAG and PAG rock from the ACMA and Lewis pits. The disposal of PAG waste rock will depend on its reactivity category: PAG rock of waste rock management category (WRMC) 7, or PAG-7, will potentially start producing acid in less than a few years, PAG-6 in less than a decade, and PAG-5 after several decades. PAG-5 rock will be blended with NAG rock when placed in the waste rock facility; the NAG rock has enough neutralizing potential to prevent the PAG-5 waste from producing acid. PAG-6 waste will initially be placed in encapsulated cells in the waste rock facility. Water infiltration into this cell will be minimized by a cover of compacted colluvium or terrace gravel.

NAG and PAG rock from the ACMA and Lewis pits will be routed to the external waste dump (waste rock facility, WRF) during the first part of the mine life. Later, as mining is completed in the ACMA pit, the remaining waste rock will be routed there. In certain periods, suitable material will be sent to the tailings dam location where it will be used for construction.

The PAG-7 waste will ideally be used to construct the water reclaim structure in the tailings impoundment. This will be addressed further during the detailed design and operational scheduling. Additional PAG-7 waste will be stockpiled in the long-term ore stockpile area. The stockpiled PAG-7 waste will then be rehandled into the ACMA pit below the final pit lake water level.

The waste rock facility was designed to meet or exceed a factor of safety (“FS”) of 1.5 under static loading conditions and an FS of 1.1 under seismic (pseudo-static) loading. The stability of the waste rock facility exceeds these design criteria.

Concurrent reclamation of the waste rock facility will be undertaken during operations as area becomes available.

Donlin Gold – Proposed Tailings Storage

The tailings storage facility in the Anaconda Creek basin will be a fully lined impoundment with cross valley dams at both the upstream (“upper dam,” comprising upper north and upper south) and downstream (“main” dam) ends.

All tailings dams will be constructed of compacted rock fill using the downstream method with a composite liner on the upstream face. The tailings impoundment footprint will be lined with a linear low density polyethylene liner over a layer of broadly graded silty sand and gravel acting as low permeability bedding material and providing secondary containment. Material for construction will be sourced from the plant site and fuel farm during initial construction and from the open pit for the later raises during operations.

The starter dam is sized to store one year of tailings plus the 200-year return period snowmelt, 24-hour probable maximum precipitation rainfall event, excess water accumulation under average conditions in the site water balance, and emergency freeboard. To meet these requirements, the starter and ultimate dam will be 54.0 m and 141.5 m high, respectively, as measured from the crest to the downstream toe. The ultimate capacity of the lined tailings impoundment will be 412.35 Mm3.

Construction of the tailings facility will need to be scheduled with special allowances for seasonal constraints and effects on earthworks and liner placement productivity. Construction will take at least two years and will commence no later than two years before mill commissioning, starting in a winter construction period, assumed to be from November to March. The summer construction period is from May to October. The month of April is assumed to be non trafficable as the ground thaws. November is also likely to be a transition month from summer to winter, but the trafficability is expected to be adequate to maintain some construction activities.

Surface water management will be required during construction and will comprise conventional best-management practices such as cofferdams, sumps, sediment traps, and pumped diversions.

The proposed hazard classification of the tailings dam in Anaconda Creek is Class I, or “High,” according to the Dam Safety Guidelines.

Water dams are required during the construction period and initial years of operation to protect the lined upstream faces of the upper north and south tailings starter dams from a significant flood event, to provide a reliable source of fresh water during operation of the process plant, and to minimize runoff to the tailings storage facility. The water dams will be incorporated into the downstream toe of the upper dams and are planned to be constructed simultaneously with the starter dams before tailings placement.

Donlin Gold – Infrastructure

Current site infrastructure comprises an all-season, soft-sided camp with facilities to house up to 150 people consisting of kitchen, living quarters, equipment shop, drill shack and other buildings required for support of year-round exploration activities.

There is sufficient area within the project to host an open-pit mining operation, including any proposed open pit, waste dumps, tailings and process facilities. Donlin Gold LLC has secured the majority of the surface rights for the areas that may host these facilities.

Crooked Creek has approximately 140 residents and Aniak has a population of approximately 570. The workforce for the project would be sourced from the local area, from Alaskan regional centres and from other sources as required.

The project is a greenfields site. The infrastructure for the Project includes four main development sites in remote locations: the Jungjuk port site, the mine and plant site area, the permanent camp, and the airstrip. The plant site and fuel tank farm will be on a ridge above the proposed tailings storage facility. The layout of the plant site was designed to take maximum advantage of the natural topography. The layout also provides for efficient movement of equipment and material products around the site.

Planned Off-site Infrastructure
The port-to-mine access road (Jungjuk route) will traverse varied terrain from the mine site to the Kuskokwim River dock site near the mouth of Jungjuk Creek to the mine site, approximately 44 km long. The entire road will be new construction in an untracked region, with no passage through or near any settlements or communities, and no junctions with any existing road system. The road route will traverse mostly upland terrain. A 4.8 km long spur road, beginning at route km 8.7, will serve the Project airstrip. The mine camp facilities will be located at route 3.9 km. There are fifty identified stream or drainage crossings along the road route, but only six of them are significant and will require bridging. Bridge lengths vary from 7.5 m to 25 m. The primary purpose of the road is to transport freight by mostly conventional highway tractors and trailers. However, critical elements of the design will be dictated by specific oversize and overweight loads associated with mine facility construction. Only mine support traffic will use the road, and the design assumes that mine operations will control and manage traffic on the road.

Planned Site Infrastructure
Planned site infrastructure comprises: access roads, airstrip, accommodation camp, plant site and fuel tank farm, primary and pebble crushers, coarse ore conveyor and coarse ore stockpile, concentrator, water treatment plants, boiler house, utilidors and access walkways, waste and tailings storage facilities, truck shop, truck wash, workshops and vehicle repair facilities, assay laboratory, administration facilities and change rooms.

The plant site and fuel tank farm will be in the Anaconda valley on the ridge. The proposed facility layout contains the entire process area within the Anaconda and American Creek valleys and therefore minimizes any direct impact on Crooked Creek.

The layout of the plant site was designed to take maximum advantage of the topography, ranging from an elevation of 305 m at the grinding area and stepping down through the process to elevation 260 m at the flotation tailings thickener. The layout also provides for efficient movement of equipment and material products around the site. The primary crusher is located on a ridge on the south side of American Creek. This location is compatible with the mining plan, haul road layouts, and ultimate pit limits as well as the location of the contact water dam and contact water pond. The crusher was orientated to make use of the southern slope of the ridge, minimize the length of the conveyor, and permit the design of the vertical and horizontal alignment to tie into the coarse ore stockpile at the plant site. The process plant was orientated on the plant site to take advantage of the natural topography, with the long axis of the plant following the slope of the rounded hill to the south.

With the supply of natural gas to the mine site, heating for the plant site buildings and modules, including the truckshop and accommodation complex, will be provided by natural-gas-fired air unit heaters and makeup air units. The accommodation complex will be heated by natural gas furnaces with a forced-air system and supplemental baseboard heaters.

Donlin Gold – Power

Natural gas will be delivered to site by a 500-kilometer long 12-inch diameter pipeline. It will serve as the energy source for on-site power generation. This natural gas pipeline is a lower-cost alternative to the previously considered barging of diesel fuel. Operating costs include importing liquefied natural gas (“LNG”) by ship to Anchorage and total delivery costs to site which includes ship based regasification of the LNG and delivery from Anchorage to the Donlin Gold project via the pipeline.

It would commence at the west end of the Beluga Gas Field, approximately 48 km northwest of Anchorage at a tie-in near Beluga located in the Matanuska-Susitna Borough and would run to the mine site. The pipeline would receive booster compression supplied by one compressor station located at approximately mile post 5. No additional compression along the pipeline route would be required. The pipeline would transport approximately 1,415,842 m3pd per day of natural gas.

Natural gas will be supplied to the various buildings at the plant site for heating through an underground network of pipes. The main distribution line will extend 7.2 km along the main access road to the permanent accommodation complex and supply fuel for the forced-air heating system and for the cooking appliances in the camp kitchen.

Donlin Gold – Water

Water requirements for the planned process facilities depend on mill feed rates and vary annually. Water will primarily be sourced from contact dam/pit dewatering. However, in years with average and below-average precipitation, the contact water pond and pit dewatering system will not be able to meet the year-round freshwater requirements for the plant. In this case, additional water will be obtained from the north and south freshwater reservoirs upstream of the tailings storage facility.

The source of water supply for the construction camp and, later, the plant site potable water systems is an array of eight deep wells south of Omega Gulch, near Crooked Creek. Water supply will be pumped to freshwater storage tanks, and will be treated prior to consumption.

Donlin Gold – Markets

The marketing plan is for the members of Donlin Gold LLC to take in kind their respective shares of the gold production, which they can then sell for their own benefit. Under the agreement, the manager shall give the members prompt notice in advance of the delivery date upon which their respective shares of gold production will be available.

Since there are a large number of available gold purchasers, the members should not be dependent upon the sale of gold to any one customer. Gold can be sold to various gold bullion dealers or smelters on a competitive basis at spot prices.

Spot prices are determined by open markets. The “London Gold Fixing” is the procedure by which the price of gold is set on the London market by five members of the London Gold Pool (who are all members of the London Bullion Market Association). The London Gold Fixing is designed to fix a price for settling contracts between members of the London bullion market but is internationally recognized as a benchmark for gold prices and is used in the pricing of the majority of gold products throughout the world’s markets.

It is expected that selling contracts for NovaGold’s share of the gold production will be typical of, and consistent with, standard industry practice, and be similar to contracts for the supply of doré elsewhere in the world.

Donlin Gold – Taxation

Taxes that may be levied on the project can be summarized as follows:

  Federal Income Tax – the greater of the U.S. Regular Tax of 35% or Alternative Minimum Tax of 20%.
  Alaska State Income Tax – 9.4% of net income or Alternative Minimum Tax of 18% of Federal Alternative Minimum Tax.
  Alaska State Mining License Tax – 7% of taxable mining income, less depletion. There is a 3.5-year tax holiday on the mining license tax.

Income tax becomes payable after deductions for capital allowances.

Donlin Gold – Financial Analysis

The total capital cost estimate for Donlin Gold is US$6.7 billion including costs related to the natural gas pipeline and a contingency of US$984 million. The project’s estimated after-tax net present value (NPV5%) is US$547 million using the base case gold price of US$1,200/oz, US$4.58 billion using a gold price of US$1,700/oz and US$6.72 billion using a gold price of US$2,000/oz. The corresponding IRR after-tax were estimated at 6.0%, 12.3% and 15.1%, respectively.

In the Donlin Gold FS, the overall economic viability of the project was evaluated by both discounted and undiscounted cash flow analyses, based on the engineering studies and cost estimates discussed in this study. Assumptions in the model comprised:

  For discounted cash flow (or NPV) purposes, the model is based from January 1, 2014. Estimates were prepared for all the individual elements of cash revenue and cash expenditures for ongoing operations.
  Estimated cash flows from revenue are based on a gold price of US$1,200/oz as provided by Donlin Gold LLC. The pit has been optimized at a gold price of US$975/oz, which was the guidance in effect at the time the pit optimization work was completed. At the effective date of the Donlin Gold FS, gold was trading at around US$1,650/oz.
  Recovery is estimated to average 89.8% over the LOM based on work and testing performed for feasibility study and feasibility study update purposes.
  Doré refining and shipping charges were estimated at US$1.02/oz based on actual refining charges for Barrick’s Goldstrike operations and a quotation for transportation and insurance costs from the Donlin Gold mine site to a U.S.-based refinery. An additional 0.1% of gold produced from the mine is included in refining costs. This amount represents the refiner’s estimate of the loss of gold that will occur during the refining process.
  The current hydrometallurgical process selection renders any contained silver into a greater refractory state, which provides less than 10% silver recovery through standard metal leaching. As a consequence, no silver credit was applied to the project.
  Assets will be sold over the course of the mine life, when they are no longer required for project-based work, as well as at the end of the mine life. Total recovered value from these sales is estimated at approximately US$23.0 million.
  Reclamation and closure costs were estimated at US$273.7 million to be funded over the construction and operating period to fund closure and post-closure activities.
  Inventory is included in the financial model as cash outflows in the year before start-up of operations.

Donlin Gold – Current Activities

During 2011, expenditures at the Donlin Gold project totaled approximately US$43.4 million, with 50% contributed by NovaGold. Key milestones met during the 2011 program were completion of the Donlin Gold FS incorporating the results of a natural gas pipeline feasibility study; and completion of initial environmental baseline studies along the proposed pipeline corridor.

Donlin Gold LLC has conditionally approved a 2012 work program of approximately US$37.3 million, of which the Company’s 50% share is approximately US$18.7 million, includes funds for permitting activities, community development and planning for future project development. Commencing project permitting remains contingent on Board approval.

Galore Creek Project, British Columbia

Galore Creek Partnership

On August 1, 2007, the Company formed the Galore Creek Partnership giving each of NovaGold and Teck a 50% interest in the Galore Creek project. The activities of the Galore Creek Partnership are being conducted by GCMC, an independent entity controlled equally by NovaGold and Teck. Under the original agreement, the Company contributed its assets in the Galore Creek project to the Galore Creek Partnership and Teck was to fund an initial contribution after which both partners would be equally responsible to fund the project going forward. In addition, under the terms of the original partnership agreement, the Company would receive up to US$50.0 million of preferential distributions once Galore Creek was fully operational, if partnership revenues exceeded certain established targets in the first year of commercial production.

On November 26, 2007, the Company announced that NovaGold and Teck had reached the decision to suspend construction activities at the Galore Creek project. In light of these developments, NovaGold and Teck amended the terms of Teck’s earn-in obligations in connection with Galore Creek. Under the amended arrangements, Teck’s total earn-in was approximately $403.0 million and the Company was to receive up to US$25.0 million of preferential distributions once Galore Creek became fully operational, if Partnership revenues exceeded certain established targets in the first year of commercial production. Teck’s sole funding of project costs incurred after August 1, 2007 was to total $264.0 million, and Teck agreed to invest an additional $72.0 million in the Galore Creek Partnership to be used over the next five years, principally to reassess the project and evaluate alternative development strategies. NovaGold and Teck were to fund the next $100.0 million of project costs one third and two thirds respectively, and would fund costs proportionately thereafter.

On February 11, 2009, NovaGold and Teck agreed to further amend certain provisions of the Partnership Agreement relating to the Galore Creek project. The agreement confirms that NovaGold and Teck each continue to hold a 50% interest in the Galore Creek Partnership. Under the amended agreement, Teck agreed to fund 100% of Galore Creek costs until the total amount contributed by Teck after November 1, 2008, together with approximately $15.8 million previously contributed by Teck on optimization studies, equaled $60.0 million. Teck would have a casting vote on the Galore Creek Partnership’s Management Committee with respect to the timing and nature of expenses to be solely funded by it. Following Teck’s $60.0 million contribution, all further costs at Galore Creek will be funded by Teck and NovaGold in accordance with their respective Galore Creek Partnership interests and there will no longer be any casting vote for either party. The new funding arrangements replace the funding arrangements agreed by Teck and NovaGold in November 2007.

Teck was the sole funding partner until June 22, 2011 when it completed its $373.3 million earn-in obligation. At the Galore Creek project, GCMC had an approved 2011 budget to focus on community engagement and completion of the pre-feasibility study. Following completion of the pre-feasibility study, the partners approved a budget of $30.5 million to carry out further work at the Galore Creek project during the remainder of 2011. Planned work included infill drilling to convert inferred mineral resources to measured and indicated categories, geotechnical drilling on the tunnel alignment and geotechnical drilling to confirm open pit slopes in areas targeted for conversion of inferred mineral resources. For the year ended November 30, 2011, GCMC expended approximately US$36.3 million and NovaGold contributed $14.1 million following completion of Teck’s earn-in obligation. Depending on the results of the enhancements to the pre-feasibility study, GCMC may consider resuming road construction activities and move into feasibility and permitting activities to advance Galore Creek toward a construction decision. A preliminary budget has been discussed and would be refined for these activities at the time a decision is made to proceed. At the Galore Creek project, GCMC has an approved 2012 budget of approximately $35.4 million to complete the enhancements to the pre-feasibility study discussed above.

On November 16, 2011, NovaGold announced it is exploring opportunities to sell all or part of its 50% interest in the Galore Creek project.

Except for the information under the headings “Galore Creek – Current Activities” or as otherwise stated or implied, the information in the following sections is based on the technical report titled “Galore Creek Copper-Gold Project NI 43-101 Technical Report on Pre-Feasibility Study, British Columbia – Canada” dated September 12, 2011 (the “PFS”) prepared by Robert Gill, P.Eng., Jay Melnyk, P.Eng., Greg Wortman, P.Eng., Greg Kulla, P.Geo., and Dana Rogers, P.E., all of whom are Qualified Persons as defined in NI 43-101. The PFS has been filed with the securities regulatory authorities in each province of Canada. Portions of the following information are based on assumptions, qualifications and procedures which are not fully described herein. Reference should be made to the full text of the PFS which is available for review on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Galore Creek – Property Description and Location

The Galore Creek property is a large copper-gold-silver project located in northwestern British Columbia. The main Galore Creek property, which consists of the Southwest, Central, Junction and West Fork deposits, contains most of the project’s known resources. Under an option agreement originally with subsidiaries of Rio Tinto plc and Anglo American plc, the then shareholders of Stikine Copper Limited, the owner of the core mineral claims at the Galore Creek project, NovaGold could acquire 100% of such company. On June 1, 2007, the Company completed the exercise of its option pursuant to the Galore Creek Option Agreement to purchase 100% of Stikine Copper Limited by paying the final US$12.5 million of a US$20.3 million purchase. NovaGold’s financial earn-in requirements under the Galore Creek Option Agreement were satisfied and all of Stikine Copper’s assets were purchased by NovaGold and have been transferred to the Galore Creek Partnership.

On February 13, 2006, the Company announced that it had entered into a comprehensive agreement with the Tahltan Nation for their participation in, and support of, the development of the Galore Creek project. Financial contributions will be made by GCMC to the Tahltan Heritage Trust Fund which will be used to mitigate any adverse social and cultural impacts of mine development. Trust Fund payments are currently $250,000 annually during this period of review and care and maintenance, and will increase to $500,000 annually should full-scale construction resume. During mine operations, Trust Fund payments are guaranteed to be no less than $1.0 million annually. Upon reaching certain agreed financial targets, and subject to positive mine operating cash flow, the trust will receive the greater of $1.0 million or a 0.5 to 1.0% NSR royalty each year.

Galore Creek – Mineral Tenure

On May 23, 2007, NovaGold and Teck announced a 50/50 partnership to develop the Galore Creek property. On August 1, 2007 the Galore Creek Partnership was established to develop the Galore Creek mine and created GCMC, a jointly controlled operating company. In October 2007, all Galore Creek claims held by NovaGold Canada Inc. were transferred to GCMC. GCMC currently holds 118,912 hectares (293,837 acres) of British Columbia provincial mineral claims in 264 tenures. Included in this total are the five Grace claims that were acquired by GCMC from Pioneer Metals Corporation on December 3, 2007. To date, BCLS legal surveys have been recorded on five Galore Creek mineral claims (516158, 516165, 516459, 516177, 516335) and on four Bob Quinn area claims (514548, 514551, 545723, 566898). At the adjoining Copper Canyon property, a wholly owned subsidiary of NovaGold, acquired in May 2011 the remaining outstanding interest in Copper Canyon, which holds 12 claims totalling 11,344 hectares (28,032 acres).

Galore Creek – Accessibility and Climate

The Galore Creek project is located approximately 70 km west of the Bob Quinn airstrip on Highway 37 and 150 km northeast of the port of Stewart, and 370 km northwest of the town of Smithers, British Columbia, Canada. The town of Smithers, is the nearest major supply centre and has an airport with regularly scheduled flights to and from Vancouver, BC. The project is located in the Stikine area, the nearest point on the Stikine River to the project is the mouth of the Anuk River, about 16 km west of the camp. Most personnel, supplies, and equipment are staged from the Bob Quinn airstrip, on the Stewart-Cassiar Highway (Highway 37) and transported via helicopter to the Galore Creek camp. Bob Quinn is serviced by contract flights from Smithers and Terrace, each of which has daily flights from Vancouver. Flight time from Vancouver to Smithers/Terrace is about 90 minutes, then an additional 45 minutes to Bob Quinn. The helicopter flight from Bob Quinn to the Galore Creek camp is about 30 minutes.

Galore Creek is located in the humid continental climate zone of coastal British Columbia and is characterized by cold winters and short, cool, summers. Within the Galore Creek Valley, mean monthly temperatures range from -8.2ºC during the winter to 12.4ºC during the summer, with January and July typically being the coolest and warmest months, respectively. In the Upper West More Valley area, monthly average temperatures range from -8.9ºC in the winter to 7.9ºC in the summer. Precipitation begins to fall as snow in early October and continues until the end of May. A basinal average precipitation for the whole Galore Creek Valley watershed was estimated to be in the order of 3,000 mm. June and July tend to receive the least amount of precipitation on an annual basis (typically 40 to 60 mm of rain per month).

The project lies within a regional structure known as the Stikine Arch. Medium to steep slopes characterize the local terrain in the central and northern parts of the Galore Creek property. The surrounding topography is mountainous. The elevation of the tree line is variable, but alpine vegetation predominates above 1,100 m. The forests below consist of Balsam fir, Sitka spruce and cedar. Alpine tundra is present at higher elevations.

The project is currently isolated from power and other public infrastructure and is currently not accessible by road. Because of glaciers covering the surrounding mountain passes, a large cross-section tunnel is needed to provide long-term vehicular access into the Galore Creek valley and for mobilization of individual component pieces of large mining equipment needed for mining the ore body using open pit methods. The time and cost for driving a tunnel in new and unexplored underground terrain is subject to many unknowns which could change the outcome significantly. The same surface constraints that preclude building a road into the site (i.e. severe topography, snowpack, glaciers and weather) also limit the amount of borehole information, geologic mapping and other site specific data that can be obtained so that subsurface conditions can be better understood before tunnelling begins. Construction of the tunnel will most likely fall on the critical path for development of the mine and thus represents a significant cost and schedule risk for development of the Galore Creek property.

Within the ground holdings of GCMC, there is sufficient area to allow construction of all required project infrastructure. Except for the access corridor which is covered by the special use permit, all other infrastructure, including the processing plant and tailings area in West More and for the Filter Plant Area near Km 8 are located within GCMC’s mineral claims. GCMC intends to file for mining leases to secure the surface rights for these areas, which are held by the Crown. GCMC considers it a reasonable expectation that surface rights usages will be granted to the project. Ample water supply is available from surface and subsurface sources.

Galore Creek – Geological Setting

The main Galore Creek deposits lie in Stikinia, an accreted terrain composed of tectonically juxtaposed Mesozoic volcano-stratigraphic successions. The eastern boundary of the Coast Plutonic Complex lies about 7 km west of the claim block. A suite of multiphase syenite intrusions cuts a section of flysch-basin sedimentary strata and alkaline volcanic rocks of the middle to upper Triassic Stuhini Group. The intrusive suite, centered in the West Fork area, forms a north-northeast-trending belt 5 km long and 2 km wide and contains stocks, dikes and extensive sills. The presence of numerous sub-volcanic syenite sills indicates that the intrusions formed at a structurally high level. The spatial and temporal association of the chemically similar intrusive and extrusive igneous rocks indicates that the Galore Creek area is probably an eroded volcanic center. The Galore Creek intrusions commonly follow two orientations, one northwest and the other northeast. Post-intrusion and post-ore faulting follows these same orientations. Regionally, the Stuhini section shows broad open folding. The mineralized section is less deformed, so it is unclear whether the deformation occurred prior to, during, or subsequent to mineralization.

Copper Canyon, a satellite copper-gold resource located 6 km east of the Central Zone, shares a number of geological and geochemical similarities with the main deposits, including the occurrence of identical dike-rock types, a similar sulfide suite and occurrence within the same host volcano-stratigraphic succession. Regional stratigraphic relationships suggest that Copper Canyon represents a different but coeval volcanic edifice.

Galore Creek – Alteration and Mineralization

Mineralization at Galore Creek occurs primarily in altered Triassic alkalic lavas, volcano-sedimentary strata and, to a lesser degree, in alkalic intrusions. Twelve copper-gold-silver mineralized zones have been identified on the property. Alteration mineral assemblages at Galore Creek are somewhat unique due to the near total lack of quartz in the volcanic and intrusive host rocks. In general, the center of the district shows potassic alteration, including potassium-feldspar, biotite and magnetite, with local concentrations of garnet. Copper-sulfides are most closely associated with secondary biotite and magnetite. A propylitic assemblage, including epidote, chlorite and pyrite occurs outboard of the potassic assemblage.

Most of the mineralized zones contain evenly disseminated copper-sulfide with little apparent control by stockwork or larger scale veining. The sulfide assemblage generally includes chalcopyrite, bornite and pyrite. Uncertainty exists whether the pyrite is auriferous, but strong magnetite commonly occurs within gold-enriched zones. Higher gold values occur at the northern and southern ends of the Central deposit. These higher gold values generally occur along with elevated concentrations of bornite. Locally, as in the West Fork area, massive magnetite-bornite-chalcopyrite mineralization contains bonanza grades (>20% copper with significant precious metal values).

Mineralization at Copper Canyon occurs primarily in a sub-volcanic syenite intrusive complex. This host lithology defines the primary difference from the main Galore Creek deposits. Chalcopyrite forms the primary sulfide mineralogy; bornite is rare. As at Galore Creek, mineralization is evenly disseminated and shows no apparent association with veining. The periphery of known mineralization contains elevated gold/copper ratios along with relatively higher concentrations of pyrite. Copper mineralization appears to occur as an annular zone around a barren fluorine-rich diatreme breccia.

Galore Creek – Sampling and Assaying

Historically from 1963 to 1991, drill core in mineralized zones was generally sampled in 3-meter intervals. The samples were tagged then split in half using a mechanical splitter. One half of the core was returned to the core box and the other half shipped to an outside laboratory for analysis. The core returned to the boxes remains on site as a record of the hole. Much of the core from the Central Zone was re-assayed as part of the 1991 exploration program. No site-specific standards, blanks or field duplicate samples were used in any of the previous exploration programs.

Sampling and assaying procedures used by the Company have been overseen by qualified professional geologists. All drill core from the 2003 through 2010 programs, except intervals of overburden and till material, were sampled. Drill core sampling occurred within a minimum of 1-meter and a maximum of 3-meter intervals. The core was cut in half using a diamond saw. Half of the core was taken as a sample and submitted to ALS Chemex Labs in Vancouver, BC. The core that was returned to the box remains on site as a permanent record. In addition to the core, control samples were inserted into the shipments at the approximate rate of one standard, one blank and one duplicate per 20 core samples. The placement of all control samples was essentially random within the 20-sample batch.

All assay analysis for the 2003 through 2007 programs was carried out by ALS Chemex Labs of Vancouver, BC. Samples were logged into a tracking system on arrival at ALS Chemex, and weighed. Samples were then crushed, dried, and a 250 g split pulverized to greater than 85% passing 75 microns. Gold assays were determined using fire analysis followed by an AAS finish. The lower detection limit was 0.005 ppm Au; the upper limit was 1,000 ppm Au. An additional 34-element suite was assayed by ICP_AES methodology, following nitric acid aqua regia digestion. The copper analyses were completed by atomic absorption (AA), following a triple acid digest. Sampling and assaying from 2007 through 2010 used the same protocols as described above.

Galore Creek – Project History, Drilling and Exploration

Drilling History
Since initial discovery of the Galore Creek property in 1960, approximately 255,601 m has been drilled in 1,078 core holes on the property. Most of this work has focused on the Central Zone, with lesser amounts of work on eleven other target areas. Some zones have received only reconnaissance drilling. During the 1970s, drilling was principally confined to the Central Zone but nine holes were also drilled on the North Junction Zone. Average core recovery in the Central Zone was between 75 and 85% with the poorest recovery at depths between 60 and 90 meters where abundant open sheet fractures were encountered. At depths below 90 meters core recovery approached 100%. In the North Junction Zone recovery averaged around 60% due to shattered and sheared sections encountered both near surface and at intervals throughout the holes. In 1989–1990, Mingold, an Anglo American subsidiary, drilled holes on the Southwest Zone (eight holes, 1,026 meters), the North Rim showing (six holes, 546 meters), the Saddle Zone (two holes, 226 meters) and two reconnaissance holes. The 1991 drill program was mainly directed at areas peripheral to the Central Zone as well as exploration holes located in the Southwest, Butte, North Rim and Dry Creek Zones. Only six holes were drilled within the Central Zone itself.

The first drill program directed by NovaGold began in September of 2003, and consisted of eight core holes targeting four broad areas of the deposit: the North Gold Zone, South Gold Zone, Central Replacement Zone and Southwest Zone. Drilling was focused on understanding the zonation and gold variability of the deposit. This program was responsible for the discovery of new mineralization, known as the Bountiful Zone, found at depth below the South Gold Lens.

2006 Program
The 2006 drill program focused primarily on further definition of the deep Bountiful mineralization discovered in 2003, further resource definition along the western margin of the Central deposit and completion of condemnation drilling on the Grace claims in the planned tailings disposal site. The program drilled in excess of 36,200 meters in 67 drill holes and encountered significant new mineralization in the Bountiful Zone, in the high-wall of the Central deposit and down dip in the West Fork deposit. Additional geotechnical drilling in support of mine development was also completed.

Wide-spaced drilling in the Bountiful Zone defined a sub-horizontal zone occurring at roughly 300 meters depth and extending nearly 1,000 meters in the north-south direction and 700 meters in the east-west direction. Drilling indicates that typical widths in the Bountiful Zone are greater than 200 meters on average and up to 500 meters in a few exceptional intervals. Drilling at depth in the high-wall of the Central Zone extended mineralization from the North Gold lens approximately 250 meters to the west. Additional drilling in the Dendritic Creek area about 750 meters south of the North Gold lens shows limited mineralization to the west and likely the limited loss of some previously inferred mineralization. Drilling down dip along the north-dipping West Fork deposit continued to expand mineralization to depth and toward the Bountiful and Southwest deposits.

2007 Program
The 2007 drilling program for Galore Creek completed 15,000 meters of follow-up and exploration drilling. Targets concentrated on optimization of the mine schedule by targeting shallow moderate-grade resources that could displace low-grade stockpile material in years seven to nine of operations. Additional exploration focused on scoping potentially high-grade underground scenarios that could heighten the value of the project.

Drilling was carried out at three primary locations: Copper Canyon, the Grace Claims and the Lower Butte Zone. Drilling at the Lower Butte Zone suggests potential for resource additions. At the Copper Canyon deposit, drilling focused on testing up-slope historical soil anomalies, testing higher-grade targets discovered in 2006 and expanding on depth and lateral extensions of the current resource. As a result of the drilling at Copper Canyon, NovaGold has earned a 60% interest in the neighbouring project. Significant additional drilling was completed to test the geotechnical characteristics of planned pit slopes, waste and tailings storage and water diversion facilities.

2008 Program
The 2008 diamond drilling program at Galore Creek was carried out between June 25, 2008 and September 17, 2008. The program consisted of nine diamond drill holes totalling 2,050 meters. The main objectives of the program were to obtain important acid base accounting (“ABA”) data in the Central, Southwest, North Junction and Junction pits, to confirm legacy grades in the Junction pit, and to collect metallurgical data in the Central pit for engineering design. Seven drill holes totalling 1,297 meters targeted gaps in the ABA model, specifically along the pit boundaries of the Central (South Gold Lens), Southwest and North Junction pits and within the core of the Junction pit. Two drill holes totalling 752 meters were drilled for the purpose of collecting metallurgical data in the chalcopyrite-rich Central Replacement Zone and the chalcopyrite-bornite-rich North Gold Lens.

2009 Program
There was no exploration program during 2009.

2010 Program
There were 9 drill holes, totalling 2,803 meters drilled into the Central Zone during 2010 for resource infill and metallurgical testing purposes.

The Galore Creek project is host to seven under-explored copper-gold prospects, five defined Mineral Resource areas, and numerous showings and conceptual target areas.

Galore Creek – Metallurgy

The sulfide minerals at Galore Creek are predominately gold- and silver-bearing chalcopyrite, bornite and pyrite. A primary grind of 80% passing 150 microns provides sufficient rougher flotation liberation to separate the copper minerals from the pyrite and gangue. At this grind, the majority of the gold is either free or associated with the copper sulfides. The proposed treatment process uses conventional flotation to produce a precious-metal-bearing copper concentrate.

Galore Creek – Resource Estimate

The measured and indicated mineral resource for the Galore Creek project (exclusive of mineral reserves) is estimated to total 286.7 million tonnes grading 0.33% copper, 0.27 g/t gold and 3.64 g/t silver for a total estimated metal content of 2,070 million pounds of copper, 2.53 million ounces of gold and 33.54 million ounces of silver at an NSR cut-off grade of $10.08/t.

The updated inferred mineral resource, excluding NovaGold’s 100% interest in the Copper Canyon project, is estimated to total 346.6 million tonnes grading 0.42% copper, 0.24 g/t gold and 4.28 g/t silver for a total estimated metal content of 3,230 million pounds of copper, 2.7 million ounces of gold and 47.7 million ounces of silver at an NSR cut-off grade of $10.08/t.

Galore Creek Mineral Resource Table, Effective Date July 11, 2011, G. Kulla, P.Geo.

	Tonnage	Cu	Au	Ag	Contained	Contained	Contained
	(Million	Grade	Grade	Grade	Cu (Billion	Au (Million	Ag (Million
Category	tonnes)	(%)	(g/t)	(g/t)	pounds)	ounces)	ounces)
Measured	39.5	0.25	0.39	2.58	0.22	0.50	3.27
Indicated	247.2	0.34	0.26	3.81	1.85	2.04	30.26
Total Measured and Indicated	286.7	0.33	0.27	3.64	2.07	2.53	33.54
Inferred	346.6	0.42	0.24	4.28	3.23	2.70	47.73

Notes to Accompany Mineral Resources Table:
1.	Mineral Resources are exclusive of Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. See “Cautionary Note to United States Investors”.
2.

Mineral Resources are contained within a conceptual Measured, Indicated and Inferred optimized pit shell using the same economic and technical parameters as used for Mineral Reserves. Tonnages are assigned based on proportion of the block below topography. The overburden/bedrock boundary has been assigned on a whole block basis.

3.

Mineral resources have been estimated using a constant NSR cut-off of $10.08/t milled. The Net Smelter Return (NSR) was calculated as follows: NSR = Recoverable Revenue – TCRC (on a per tonne basis), where: NSR = Diluted Net Smelter Return; TCRC = Transportation and Refining Costs; Recoverable Revenue = Revenue in Canadian dollars for recoverable copper, recoverable gold, and recoverable silver using silver using the economic and technical parameters used for mineral reserves.

4.	Rounding as required by reporting guidelines may result in apparent summation differences between tonnes, grade and contained metal content.
5.

Tonnage and grade measurements are in metric units. Contained gold and silver ounces are reported as troy ounces, contained copper pounds as imperial pounds. See “Cautionary Note to United States Investors”.

A rigorous quality control and quality assurance protocol has been used on the project, including blank and reference samples with each batch of assays. All NovaGold drill samples were analyzed by fire assay and ICP at ALS Chemex Labs in Vancouver, BC, Canada.

Galore Creek – Mineral Reserve Estimate

The proven and probable mineral reserve estimate for the Galore Creek project totals 528.0 million tonnes grading 0.59% copper, 0.32 g/t gold and 6.02 g/t silver for a total estimated metal content of 6.8 billion pounds of copper, 5.45 million ounces of gold and 102.1 million ounces of silver at an NSR cut-off grade of $10.08/t.

Mineral Reserve Statement, Effective Date July 11, 2011, Jay Melnyk, P.Eng.

					Contained	Contained	Contained
	Tonnes		Diluted	Grade	Cu	Au	Ag
	(Million	Cu	Au	Ag	(Billion	(Million	(Million
	tonnes)	(%)	(g/t)	(g/t)	pounds)	ounces)	ounces)
Proven	69.0	0.61	0.52	4.94	0.9	1.15	11.0
Probable	459.1	0.58	0.29	6.18	5.9	4.30	91.2
Proven and Probable	528.0	0.59	0.32	6.02	6.8	5.45	102.1

Notes to Accompany Mineral Reserves Table:
1.

Mineral Reserves are contained within Measured and Indicated pit designs, and supported by a mine plan, featuring variable throughput rates, stockpiling and cut-off optimization. The pit designs and mine plan were optimized on diluted grades using the following economic and technical parameters: Metal prices for copper, gold and silver of US$2.50/lb, US$1,050/oz, and US$16.85/oz, respectively. Mining and ore based costs (process, G&A and mine general) of $1.60/t mined and $10.08/t milled respectively; an exchange rate of US$0.91 to Cdn$1.00; variable recovery versus head grade relationships for both oxidized and non-oxidized material; appropriate smelting, refining and transportation costs; and inter ramp pit slope angles varying from 42º to 55º. See “Cautionary Note to United States Investors”.

2.

Mineral Reserves are reported using a ‘cash flow grade’ ($NSR/SAG mill hr) cut-off which was varied from year to year in the scheduling process to optimize NPV. The cash flow grade is a function of the NSR ($/t) and SAG mill throughput (t/hr). The net smelter return (NSR) was calculated as follows: NSR = Recoverable Revenue – TCRC (on a per tonne basis), where: NSR = Net Smelter Return; TCRC = Transportation and Refining Costs; Recoverable Revenue = Revenue in Canadian dollars for recoverable copper, recoverable gold, and recoverable silver using the economic and technical parameters mentioned above. SAG throughputs were modeled by correlation with alteration types.

3.	The life of mine strip ratio is 2.16.
4.	Rounding as required by reporting guidelines may result in apparent summation differences between tonnes, grade and contained metal content.
5.

Tonnage and grade measurements are in metric units. Contained gold and silver ounces are reported as troy ounces, contained copper pounds as imperial pounds. See “Cautionary Note to United States Investors”.

Galore Creek – Construction

On June 5, 2007, NovaGold announced that it had received the necessary Federal and Provincial authorizations and permits to allow NovaGold’s Board of Directors to approve the start of construction at Galore Creek. Board approval for construction activities was contingent on receiving full Provincial and Federal authorization for the project. Federal authorization was posted to the Canadian Environmental Assessment Registry on June 4, 2007.

On July 31, 2007, the Provincial Government announced the issuance of a Mines Act permit for the Galore Creek project for construction of the access tunnel. An interim permit issued on July 4, 2007 authorized limited blasting to prepare and stabilize the rock face of the tunnel, as well as preparatory work for the sediment ponds. Receipt of the new permit authorized completion of the access road and tunnel and allowed for the start of earthworks in the Galore Creek Valley.

Galore Creek – Construction Suspension

On November 26, 2007, the Company announced that NovaGold and Teck had reached the decision to suspend construction activities at the Galore Creek project. A review and completion of the first season of construction indicated substantially higher capital costs and a longer construction schedule for the project. This, combined with reduced operating margins as a result of the stronger Canadian dollar, would make the project, as conceived and permitted, uneconomic at then consensus long-term metal prices. NovaGold and Teck continue to view the property as a substantial resource and are working to identify an alternative development strategy that may allow for the resumption of construction.

Prior to the suspension of construction, substantial work was completed at Galore Creek, including clearing 80% of the 135-kilometer road right-of-way, completing 66 kilometers of pioneer road, installing a number of key bridges and initiating work on the road access tunnel into the Galore Creek Valley. During the construction suspension and optimization period, the partners have maintained and intend to continue to maintain the existing infrastructure.

While permits granted for the original project design remain in place, the alternative project design will require new or additional permits before construction can resume.

Galore Creek – Environmental Assessment and Permitting

The Galore Creek environmental assessment process was initiated in February 2004. As part of the environmental assessment review process, a series of public meetings was held in various communities in the Galore Creek region, with the public and regulator comment periods running from July 10, 2006 to September 8, 2006 and September 22, 2006, respectively. The Tahltan Central Council, which was actively engaged in the entire assessment process, submitted their comments to the British Columbia Environmental Assessment Office (“BCEAO”) on October 18, 2006, including a letter of support from the Chair of the Tahltan Central Council. The permitting process for Galore Creek progressed as expected resulting in the receipt of the BC Provincial Environmental Assessment Certificate in February 2007. Federal authorizations were received during Q2-2007.

Although construction at the Galore Creek project was suspended in late 2007, the Canadian Federal and Provincial authorizations to proceed remain in good standing as do the majority of key permits required to continue construction. Specifically, since the Province has determined substantial construction of the project was initiated, the previous environmental assessment certificate remains valid without a time limit.

The new project design and configuration is different from the design that was permitted under the original environmental assessment certificate and that received Federal approval. Some of the most significant changes are:

  Better understanding of geochemistry, resulting in a different approach to waste rock and tailings management;

  Simplified waste and water management strategy in the Galore Creek Valley plant site and tailings relocated outside of the Galore Creek Valley, in a new previously unaffected watershed (West More);

  Deletion of 30 km section of access road down the Sphaler Valley to Porcupine and the Scott Simpson Valley, significantly reducing potential environmental impacts and geohazards;

  Deletion of the airstrip that was to be constructed in the Porcupine Valley; and

  Addition of new loadout facilities at the Port of Stewart.

While the new configuration is considered an improvement, with reduced overall environmental impacts, it is anticipated that a new environmental assessment process will be requested by the regulators for the changes. This will involve parallel and harmonized reviews by both the BCEAO and the Canadian Environmental Assessment Agency (“CEAA”). A comprehensive study report will be required through CEAA. It is anticipated that the entire environmental assessment review process will require two years from submission of a project description to issuance of a new Environmental Assessment Certificate (by the BC government) and a decision by the federal Minister of Environment.

The existing Special Use Permit (“SUP”) for construction of the access road remains valid as long as there are no proposed changes to the SUP, thereby permitting GCMC to continue to build the access road. While there will eventually be changes to the SUP to accommodate the new mine design configuration, that relevant portion of the access road can be excluded from a new environmental assessment as long as any SUP mitigation plan measures (e.g., fish compensation and PAG rock management plans) are implemented. Changes to the current SUP will ultimately be required around the new tailings storage facility, plus a branch to the south portal of the tunnel to the Galore Creek Valley. An amendment to make these changes will be applied for once the environmental assessment process has been completed.

Existing permits associated with the existing construction camps, including water use and waste discharge, will continue to be maintained. All other project permits will have to be applied for following completion of the environmental assessment process, although the time-critical permits, such as those needed for starting the tunnelling can be prepared concurrent with the environmental assessment such that there should be little lag time following new environmental assessment certification before tunnelling could begin.

Galore Creek – Financial Summary

The PFS total capital cost estimate for the Galore Creek project is $5.2 billion dollars. Capital costs are estimated with an accuracy range of +25% / -20% (including contingency). The project’s estimated net present value (NPV7% ), using the PFS base case metal price assumptions set forth below, was assessed at $837 million and $137 million on a pre-tax and post-tax basis, respectively. The corresponding post-tax IRR of the project was estimated at 7.4% . Using the July 27, 2011 current price case at the time of release of the PFS set worth below, the pre-tax and post-tax NPV7% of the project were estimated at $4.7 billion and $2.7 billion, respectively, with a post-tax IRR estimated at 14%. Base case metal prices used in the PFS were US$2.65/lb copper, US$1,100/oz gold and US$18.50/oz silver with a foreign exchange rate of US$0.91 = Cdn$1.00. The current metal prices used were closing prices on July 27, 2011 of US$4.44/lb copper, US$1,613/oz gold and US$40.34/oz silver with foreign exchange rate of US$1.05 = Cdn$1.00.

Galore Creek – Current Activities

The PFS identified opportunities to extend the mine life, improve the production profile, and potentially reduce the capital requirements of the Galore Creek base case scenario. Further work has subsequently been completed to move forward with enhancements to the project description required for permitting and to support a feasibility decision. Areas identified for improvement include an assessment of an increased production profile and potential extension of the mine life as well as a possible reduction of initial capital cost. The results of this work will provide the basis for the Company and Teck to consider proceeding to a feasibility study and permitting. Depending on the results of the enhancements to the pre-feasibility study, GCMC may consider resuming road construction activities and move into feasibility and permitting activities to advance Galore Creek toward a construction decision. A preliminary budget has been discussed and would be refined for these activities at the time a decision is made to proceed. At the Galore Creek project, GCMC has an approved 2012 budget of approximately $35.4 million to complete the enhancements to the pre-feasibility study.

Copper Canyon Acquisition
Under the Copper Canyon Option Agreement, NovaGold had the option to acquire up to an 80% interest in the Copper Canyon property, which is immediately east of the main Galore Creek property. An initial 60% interest could be earned by expending $3.0 million on the property, issuing 296,296 common shares of NovaGold (all of which have been issued) and making property payments of up to $0.25 million. An additional 20% interest in the property could be earned by paying $1.0 million and completing a feasibility study by September 2011. On November 14, 2007, the Company provided notice to Copper Canyon Resources Ltd. (“Copper Canyon”) that it had completed its earn-in requirements to earn a 60% interest in the Copper Canyon property. On February 12, 2008, NovaGold notified Copper Canyon that it would not exercise the second option for an additional 20% interest in the Copper Canyon property and, upon such notice, was deemed to have formed a joint venture with Copper Canyon to develop the property. The Copper Canyon property is subject to a 2% NSR royalty which may be reduced to 0.5% by the payment of $2.0 million to the royalty holder.

On May 20, 2011, NovaGold completed the acquisition of Copper Canyon Resources Ltd. (“Copper Canyon”) a junior exploration company whose principal asset was its 40% joint venture interest in the Copper Canyon copper-gold-silver property that is adjacent to the Galore Creek project. A wholly-owned subsidiary of NovaGold holds the remaining 60% joint venture interest in the Copper Canyon property which it has agreed to transfer to the Galore Creek Partnership. Under the acquisition arrangement, NovaGold acquired all of the issued and outstanding common shares of Copper Canyon which it did not already hold. As a result, Copper Canyon is now a wholly-owned subsidiary of NovaGold. NovaGold issued a total of 4,171,303 common shares under the arrangement, representing approximately 1.7% of the number of NovaGold common shares then outstanding and paid cash of $2,557,000. Under the arrangement, Copper Canyon transferred to a new company, Omineca Mining and Metals Ltd. (“Omineca”), substantially all of its assets other than certain cash and its 40% interest in the Copper Canyon property. NovaGold holds and exercises control over an aggregate of 1,725,858 common shares of Omineca, representing approximately 10.8% of Omineca’s outstanding common shares. The Omineca shares are being held by NovaGold as a portfolio investment.

Ambler Project, Alaska

The Ambler project comprises 90,315 acres (36,549 hectares) of State of Alaska mining claims and Federal patented mining claims located in the Ambler District, in the southern Brooks Range of northwestern Alaska at geographic coordinates N67.17º latitude and W156.38º longitude, within which VMS mineralization can be found. The current size of the Ambler project is approximately 65km long x 8km wide.

Exploration on the Ambler project was intermittent between discovery in 1965 and 1998. From 1998 until 2003, there was no work performed on the Ambler project. An exploration agreement was signed on March 22, 2004, as amended, between Kennecott Arctic Company and NovaGold under which the Company had the ability to earn a 51% interest in the Ambler project. Since 2004, NovaGold has been performing project level and regional mapping, drilling, geophysics and geochemical surveys.

Under a purchase agreement dated December 18, 2009, between NovaGold and Kennecott, NovaGold agreed to pay Kennecott a total purchase price of US$29 million for a 100% interest in the Ambler project, to be paid as to: US$5 million by the issuance of 931,098 NovaGold shares and two installments of US$12 million in cash each, due 12 months and 24 months, respectively, from the closing date on January 7, 2010. Kennecott retained a security interest in the Ambler project to secure these cash payments. The NovaGold shares were issued in January 2010, the first US$12 million payment was made on January 7, 2011 and the second US$12 million payment was made early on August 5, 2011. Kennecott retains a 1% NSR royalty that is purchasable at any time for a one-time payment of US$10 million. The purchase agreement terminated the exploration agreement dated March 22, 2004, as amended.

On October 19, 2011, NovaCopper US Inc. entered into the NANA Agreement with NANA for the cooperative development of their respective resource interests in the Ambler mining district of Northwest Alaska. The NANA Agreement consolidates NovaCopper’s and NANA’s land holdings into an approximately [146,500] hectare land package and provides a framework for the exploration and development of this high-grade and prospective poly-metallic belt.

The NANA Agreement provides NovaCopper US with the nonexclusive right to enter on, and the exclusive right to explore, the Bornite Lands and the ANCSA Lands (each as defined in the NANA Agreement) and in connection therewith, to construct and utilize temporary access roads, camps, airstrips and other incidental works. In consideration for this right, NovaCopper US paid to NANA US$4 million in cash. NovaCopper US will also be required to make payments to NANA for scholarship purposes in accordance with the terms of the NANA Agreement. NovaCopper US has further agreed to use reasonable commercial efforts to train and employ NANA shareholders to perform work for NovaCopper US in connection with its operations on the Lands.

On November 16, 2011, NovaGold announced its intention to spin-out its wholly-owned subsidiary, NovaCopper by way of a Plan of Arrangement. Pursuant to the terms of the proposed Plan, common shares of NovaCopper will be distributed to the shareholders of NovaGold as a return of capital through a statutory Plan of Arrangement under the Companies Act (Nova Scotia). The Plan will be voted on at a Special Meeting of Shareholders of NovaGold to be held in early 2012 and will be subject to numerous conditions including shareholder and court approval, approval by, and listing of, the common shares of NovaCopper on the TSX and NYSE AMEX and completion of all required regulatory filings. The record date for shareholders entitled to receive shares of NovaCopper under the Plan will be the effective date of the Plan which is expected to be in first half of 2012.

The Ambler property hosts a number of deposits, including the high-grade copper-zinc-lead-gold-silver Arctic deposit, which was the focus of the Preliminary Economic Assessment filed in May 2011. The Arctic deposit is currently estimated at 16.8 million tonnes of indicated mineral resources and 12.1 million tonnes of inferred mineral resources.

Except for the information under the headings “Ambler – Current Activities” or as otherwise stated or implied, the information in the following sections is based on the technical report titled “NI 43-101 Preliminary Economic Assessment, Ambler project, Kobuk, AK” dated May 9, 2011 (the “Preliminary Economic Assessment” or “PEA”) prepared by Neal Rigby, PhD, CEng, MIMMM and Russ White, P.Geo, both of whom are Qualified Persons as defined in NI 43-101. The PEA has been filed with the securities regulatory authorities in each province of Canada. Portions of the following information are based on assumptions, qualifications and procedures which are not fully described herein. Reference should be made to the full text of the PEA which is available for review on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Bornite – NANA Agreement

The NANA Agreement provides NovaCopper US with the nonexclusive right to enter on, and the exclusive right to explore, the Bornite Lands and the ANCSA Lands (each as defined in the NANA Agreement) and in connection therewith, to construct and utilize temporary access roads, camps, airstrips and other incidental works. In consideration for this right, NovaCopper US paid to NANA US$4 million in cash. NovaCopper US will also be required to make payments to NANA for scholarship purposes in accordance with the terms of the NANA Agreement. NovaCopper US has further agreed to use reasonable commercial efforts to train and employ NANA shareholders to perform work for NovaCopper US in connection with its operations the Lands.

The NANA Agreement has a term of 20 years, with an option in favour of NovaCopper US to extend the term for an additional 10 years. The NANA Agreement may be terminated by mutual agreement of the parties or by NANA if NovaCopper US does not meet certain expenditure requirements on the Bornite Lands and ANCSA Lands.

In the event either of NovaCopper US or its parent company, NovaCopper, conduct an initial public offering of their common shares, or if NovaCopper US or NovaCopper offer shares on a private placement basis prior to an initial public offering by NovaCopper US or NovaCopper, then in each case NANA may participate on the same terms and conditions as other United States purchasers in the offering by purchasing up to 15% of the common shares offered in the initial public offering or private placement, or such number of common shares having an aggregate value of US$4 million, whichever is greater. In addition, if NovaCopper US or NovaCopper becomes a public company, NANA may, at its option, nominate one member for election to the board of directors of the public company during the five-year period following the date NovaCopper US or NovaCopper becomes a public company.

If, following receipt of a feasibility study and the release for public comment of a draft environmental impact statement relating thereto, NovaCopper US decides to proceed with construction of a mine on the Lands, NovaCopper US will notify NANA in writing and NANA will have 120 days to elect to either (a) exercise a non-transferrable back-in-right to acquire between 16% and 25% (as specified by NANA) of that specific project; or (b) not exercise its back-in-rights, and instead receive a net proceeds royalty equal to 15% of the net proceeds realized by NovaCopper US from such project. The cost to exercise such back-in-right is equal to the percentage interest in the project multiplied by the difference between (i) all costs incurred by NovaCopper US or its affiliates on the project, including historical costs incurred prior to the date of the NANA Agreement together with interest on the historical costs and (ii) US$40 million (subject to exceptions). This amount will be payable by NANA to NovaCopper US in cash at the time the parties enter into a joint venture agreement and in no event will the amount be less than zero.

In the event that NANA elects to exercise its back-in-right, the parties will as soon as reasonably practicable form a joint venture, with NANA’s interest being between 16% to 25% and NovaCopper US owning the balance of the interest in the joint venture. Upon formation of the joint venture, the joint venture will assume all of the obligations of NovaCopper US and be entitled to all the benefits of NovaCopper US under the NANA Agreement in connection with the mine to be developed and the related Lands. A party’s failure to pay its proportionate share of costs in connection with the joint venture will result in dilution of its interest. Each party will have a right of first refusal over any proposed transfer of the other party’s interest in the joint venture other than to an affiliate or for the purposes of granting security. A transfer by either party of a net smelter royalty return on the Lands or any net proceeds royalty interest in a project other than for financing purposes will also be subject to a first right of refusal.

In respect of a possible development on the Bornite Lands or ANCSA Lands, NovaCopper US and NANA will execute a mining lease to allow NovaCopper US or the joint venture to construct and operate a mine on the Bornite Lands or ANCSA Lands. These leases will provide NANA a 2% net smelter royalty as to production from the Bornite Lands and a 2.5% net smelter royalty as to production from the ANCSA Lands. If NovaCopper US decides to proceed with construction of a mine on the Ambler Lands, NANA will enter into a surface use agreement with NovaCopper US which will afford NovaCopper US access to the Ambler Lands along routes approved by NANA. In consideration for the grant of such surface use rights, NovaCopper US will grant NANA a 1% net smelter royalty on production and an annual payment of US$755 per acre (as adjusted for inflation each year beginning with the second anniversary of the effective date of the NANA Agreement and for each of the first 400 acres (and $100 for each additional acres) of the lands owned by NANA and used for access which are disturbed and not reclaimed.

NovaCopper US and NANA have formed an oversight committee, which consists of four representatives from each of NovaCopper US and NANA (the “Oversight Committee”). The Oversight Committee is responsible for certain planning and oversight matters carried out by NovaCopper US under the NANA Agreement. The planning and oversight matters that are the subject of the NANA Agreement will be determined by majority vote. The representatives of each of NovaCopper US and NANA attending a meeting will have one vote in the aggregate and in the event of a tie, the NovaCopper US representatives jointly shall have a casting vote on all matters other than Sustainability Matters, as that term is defined in the NANA Agreement. There shall be no casting vote on Sustainability Matters and NovaCopper US may not proceed with such matters unless approved by majority vote of the oversight committee or with the consent of NANA, such consent not to be unreasonably withheld or delayed.

Ambler – Property Description and Title

The Ambler project which was the subject of the PEA comprises 90,315 acres (36,549 hectares) of State of Alaska mining claims and Federal patented mining claims located in the Ambler District, in the southern Brooks Range of northwestern Alaska at geographic coordinates N67.17º latitude and W156.38º longitude, within which VMS mineralization can be found. The current size of the Ambler project is approximately 65km long x 8km wide and comprises a total of 36,549 ha.

The Ambler project land tenure consists of 1,215 contiguous claims, including 868 40-acre State claims, 347 160-acre State claims, and two patented Federal claims comprising 272 acres. The Federal patented claim corners at the Ambler project were located by U.S. Government Surveys (“USGS”). Rent for each State claim is paid annually to the Alaska Department of Natural Resources. The Arctic deposit is located on patented claims near the southern edge of the center of the claim block. Mineralization is interpreted to extend west and east and potentially north of the Arctic deposit and is covered by claims in these directions.

In 1971, the United States Congress passed the Alaska Native Claims Settlement Act (“ANCSA”) which settled land and financial claims made by the Alaska Natives and provided for the establishment of 13 regional corporations to administer those claims. These are known as the Alaska Native Regional Corporations (“ANCSA Corporations”). One of these 13 regional corporations is NANA. Lands controlled by NANA bound the southern border of the claim block. In addition, the northern property border is within 25km of national park lands.

To date, the Ambler District has been the subject of various early stage exploration programs. However, there has been no actual mine development or production within the Ambler project area boundaries, and therefore no known mine workings or mill tailings are present on the property. In addition, there are no indications of any known environmental impairment or enforcement actions associated with NovaGold’s activities on the Ambler project to date.

Various permits are required during the exploration phase of the Ambler project. The permit for exploration on the property, the State of Alaska Annual Hardrock Exploration Permit, was obtained from the Alaska Department of Natural Resources – State Division of Mining, Land and Water (“Alaska DNR”) in 2008 and is valid for a period of five years to December 31, 2012. NovaGold has held exploration permits with the Alaska DNR since 2004. In addition, since the property is situated within the Northwest Arctic Borough, a Title 9 permit is also required.

Additional permits will be necessary to carry out environmental baseline studies and detailed engineering studies as the Arctic deposit moves closer to development.

The Ambler project will require multiple permits from regulatory agencies and other entities at the Federal, State and local (Borough) levels. As a result of the remoteness of the Ambler project and the lack of existing infrastructure, it is likely that a significant permitting effort will be a part of the development of support infrastructure. Due to the preliminary stages, it is difficult to assess what specific permitting requirements will ultimately apply to the Ambler project.

Ambler – Accessibility, Climate, Local Resources, Infrastructure, and Physiography

Accessibility is one of the most significant challenges of developing the Ambler project. Currently the project has no access infrastructure. Numerous past studies have demonstrated that access infrastructure will be required to make this a viable project.

There is no developed surface access to the Ambler District. Primary access is by air using both fixed wing aircraft and helicopters. There are four well maintained, 1,524m-long gravel airstrips capable of accommodating charter aircraft. From the Arctic deposit, these airstrips are located 66km west at Ambler, 46km southwest at Shungnak, 36km southwest at Kobuk and 32km southwest at Dahl Creek. Additionally, there is a smaller and lesser-maintained dirt airstrip near the Bornite deposit. From these points of fixed wing access, helicopter use is required to access the Ambler project site and transport personnel, equipment and supplies. A one-lane dirt track suitable for high-clearance vehicles or construction equipment links the project site to the Dahl Creek Camp. River access to Ambler, Shungnak and Kobuk by barge is occasionally possible via the Kobuk River from Kotzebue Sound via Hotham Inlet. High water during seasonal runoff is necessary for successful navigation of this route since the Kobuk River is commonly shallow and impassable upstream of the village of Ambler. The village of Kobuk is located 36km away and is accessible by fixed wing aircraft.

The climate is typical of a sub-arctic environment. The exploration season for the Ambler project is from late May until late September. Weather conditions change suddenly during the field season and can vary significantly from year to year. During this time period average high temperatures range from 4 to 18°C, while average lows range from -2 to 10°C. Record high and low temperatures during these months are 29 and -17°C, respectively. Extended sunlight in late May and early June accelerates melting of the winter snow pack on the property. By late September or early October, poor weather can prohibit safe helicopter travel to the property. Heavy rains and snow are also possible in August. The winter is long and cold and the property is typically blanketed by snow and ice. During this time, snow cover allows for increased access to the property by snow machine, track vehicle or by fixed wing aircraft. Winter temperatures are routinely below -28°C and can exceed -51°C. Annual precipitation in the region is roughly 546.1mm with the most rainfall occurring from July through October and the most snowfall occurring from December through April.

The Ambler project is located along the south side of the Brooks Range, one of the longest mountain ranges in Alaska. The Brooks Range separates the arctic region from the Alaskan interior. The Ambler project is located on the east side of Subarctic Creek straddling a 970m ridge between Subarctic Creek and the Kogoluktuk River Valley. Subarctic Creek is a tributary of the Shungnak River. The Ambler project area is marked by steep and rugged terrain with extreme topographic relief. Elevations range from 30m above mean sea level (“amsl”) at Ambler along the Kobuk River to 1,180mamsl on the peak immediately north of the Ambler project area. The divide between the Shungnak and Kogoluktuk Rivers in the Ambler Lowlands is just 220mamsl. Nearby surface water includes Subarctic Creek, the Shungnak and Kogoluktuk Rivers, the Kobuk River, and numerous small lakes. The Kobuk Valley marks the transition zone between boreal forest and arctic tundra. Spruce, birch and poplar are found in better-drained portions of the valley, with lichen and moss covering the ground. Willow and alder thickets as well as isolated cottonwoods follow drainages, and alpine tundra are found on the higher slopes and ridges. Tussock tundra and low, heath-type vegetation covers most of the flat floor of the valley. Permafrost is a layer of soil at variable depths beneath the surface where the temperature has been below freezing continuously from a few to several thousands of years. Permafrost exists where summer heating fails to penetrate to the base of the layer of frozen ground and occurs in most of the northern third of Alaska as well as in discontinuous or isolated patches in the central portion of the State.

Because of the remote location of the Ambler project, infrastructure, specifically transport of material and personnel to and from the Ambler project and power, are the largest cost items. There is no developed surface access to the Ambler project area and no power infrastructure near the Ambler project area. The PEA examined various methods for accessing the Ambler project and transporting materials. Of these various methods, the PEA focuses on the use of a new road to the Dalton Highway.

The length of the proposed access road is approximately 340km (211 miles). It extends west from the Dalton Highway along generally level terrain to the village of Kobuk where it would connect with existing roads to Bornite and the proposed mine area. The road alignment is consistent with alignments that the Alaska Department of Transportation (“ADOT”) has previously considered to access the Ambler District as well as all of the western coast of Alaska. ADOT is currently undertaking a major planning study to further define access options, including detailed road alignment and engineering evaluations, for the Ambler District. NovaGold assumes that the proposed access road would be constructed and operated through a public/private partnership. As such, the PEA assumes that the State of Alaska would construct and maintain the road and that NovaGold would be required to pay an annual fee.

The PEA assumes the use of two existing airports versus constructing and maintaining a dedicated airstrip. These are the Dahl Creek airport and the Kobuk airport, both are located southwest of the Ambler project at 32km and 36km, respectively. Each has a maintained gravel runway suitable for personnel and cargo charter aircraft.

Currently, electrical power in the region is produced by local diesel generators as well as small wind generators in communities where wind power can be economically harnessed. There are no interconnections with other power grids in the State of Alaska. The PEA estimates that a mine complex at the Arctic deposit will require 10.2MW capacity for a nominal 4,000t/d operation. This capacity estimate is sufficient to meet the combined demand from the mine and process facilities, the support infrastructure, and the man-camp. The Preliminary Economic Assessment assumes the site will generate all its power needs by using diesel generators.

Water supply for consumptive uses is assumed to be available both from groundwater and surface water and that its quality is acceptable.

The transport of mine concentrates is to occur direct from the Arctic deposit site in bulk form using container boxes hauled on tractor-trailers; therefore the infrastructure requirements set out in the PEA incorporates a container loading facility as well as a truck staging and maintenance facility in a single structure. From here, the over-the-highway trucks will be loaded with filled containers, weighed and then driven to a rail site at Fairbanks using the proposed Ambler road and the existing Dalton Highway. An off-site support facility is planned at the Pump Station 5 intersect which includes a dormitory for rest and a light maintenance facility to handle unforeseen issues with the tractor-trailers. Once in Fairbanks the concentrate-laden containers will be off-loaded from the trucks and loaded onto rail for transport to the nearest shipping port and subsequently to the contracted smelter.

In addition to the previously mentioned truck staging facility, the preliminary mine design for the Arctic deposit in the PEA includes: the full assortment of support facilities including an administration building/offices, dry, laboratory, first aid clinic, lunch room, training room, process plant maintenance shop, warehouse and the mill building; a power station in its own dedicated facility located in close proximity to the fuel depot area; an underground main mine shop; a mill and tailings disposal at the head of Subarctic Creek; and underground waste disposal facilities will be adjacent to the camp. Camp facilities will accommodate at least 200 people at one time, including sleeping quarters, lavatories, a dining facility and recreational facilities are also included in the preliminary design. Additionally, Pump Station 5 facilities include a dormitory to facilitate the personnel located at this off-site location along with the passing truck drivers.

Ambler – History and Exploration

BCMC, the exploration subsidiary of Kennecott, conducted regional exploration of the Cosmos Hills and the southern Brooks Range while drilling extensively at Bornite. Stream silts sampling in 1963 revealed a 1,400ppm Cu anomaly in Arctic Creek. This anomaly contributed to discoveries of massive sulfide at Arctic and Dead Creeks in 1965. In 1966 and 1967, BCMC drilled eight core holes at Dead Creek, also intercepting massive sulfide. Structural complexities at Dead Creek hindered progress and BCMC focused on the Arctic Creek area. In 1967, eight core holes were drilled at Arctic Creek yielding impressive massive sulfide intercepts over a strike length of 460m. This successful program resulted in the continuation of drilling over the next several seasons at the Ambler project. BCMC intermittently conducted exploration programs on the Ambler project from August 1967 to 1998. Over that span, 92 holes were drilled at the Ambler project, including 14 large diameter metallurgical holes, totalling 17,572m. No drilling or additional exploration on the Ambler project was conducted between 1998 and 2004.

In addition to drilling on the Ambler project, BCMC continued their exploration of other prospects in the Ambler District. Competing companies, including Sunshine Mining Company, Anaconda, Noranda, Teck Cominco, Resource Associates of Alaska (“RAA”), Watts, Griffis and McOuat Ltd. (“WGM”), and Houston Oil and Minerals Company, entered into a claim staking war in the Ambler District in the early 1970’s. District exploration by Sunshine Mining Company and others resulted in two substantial discoveries; the Sun deposit located 60km east of the Arctic deposit and the Smucker deposit located 40km west of the Arctic deposit. District exploration continued until the early 1980s on the four larger deposits (Arctic, Bornite, Smucker and Sun) as well as many lesser-defined prospects within the district, including Sunshine Creek, CS, Bud, Horse Creek, Cliff, Dead Creek, Kogo, Red, BT and Tom Tom.

In the 1990s, Kennecott Minerals, the successor of BCMC, began to re-evaluate the Arctic deposit. This included a review of the deposit geology and the assembly of a computer database. A new computer-generated block model was constructed and an updated resource was estimated from the block model. The result, although believed by NovaGold management to have been relevant and reliable, predates the development of NI 43-101 reporting guidelines, was not estimated in compliance with NI 43-101 procedures and should not be relied on.

Ambler – Historical Metallurgical Testwork

The first three metallurgical test campaigns performed on the Arctic deposit mineralized material were conducted at the Kennecott Research Center between 1968 and 1976. The focus was on selective flotation to provide separate copper, lead and zinc concentrates for conventional smelting.

The initial amenability testing was carried out in 1968 on individual samples and their composites made from cores from eight diamond drillholes. Core drilled prior to 1998 was drilled using NQ- and BQ-sized strings. An additional four samples were obtained from three holes and tested in 1972. Laboratory scale bench tests included a conventional selective flotation approach to produce three separate (copper, lead and zinc) concentrates. The major problems encountered were:

  Difficult copper-lead separation, and
  Zinc deportment to the copper and the lead concentrates.

The highest-grade copper concentrate contained over 30% Cu, 2% to 3% Zn and less than 1% Pb, but at a low copper recovery of less than 80%. The lead concentrate was low-grade 17% to 36% Pb and assayed 5% to 25% Cu. The subsequent sphalerite flotation was generally efficient. The zinc concentrate grade was 55% and the zinc recovery up to 70%, depending on how much zinc floated in the preceding copper and lead flotation. Silver generally followed galena.

During 1975, large diameter cores from 14 drillholes were used for more detailed testing to develop the concentrator flowsheet and process parameters. Two composites were prepared: No.1 (Eastern zone) and No.2 (Western zone). Most of the test work was conducted on the composite No.1, which represented 75% of the resources. The test program included mineralogical examinations, bench scale testing of various process parameters for each selective flotation step and locked cycle tests. Complete analyses were done on a number of concentrates to identify potential impurities. Preliminary tests for bulk flotation of all sulfides were also carried out.

A 1976 conceptual study for the selection of the metallurgical process for the Arctic deposit established that the Kennecott Sulfite Process could be developed as an economic hydro metallurgical alternative to smelting. Bulk concentrate could be amenable for processing with this novel technology.

Historical testing showed that a clear separation of various sulfide minerals is difficult because of fine interlocking of mineral grains. It showed that the economically most important minerals, chalcopyrite and sphalerite, could be recovered into selective copper and zinc concentrates with commercial concentrate grades and good recoveries. Lead and precious metals easily reported to the copper concentrate. The production of a selective high-grade lead concentrate was not successful. Only a low-grade, silver-bearing lead concentrate (17% to 36% Pb) was obtained, containing high amounts of iron, copper and zinc. Generally, the copper concentrate grade and recovery depended on the amounts of lead and zinc prevented from floating during copper flotation and cleaning. Production of two selective copper and zinc concentrates could be confidently projected, although additional testing would be required to optimize the flow sheet and all process parameters.

Silver was mainly associated with galena. The highest silver recovery to copper concentrate was achieved when lead was recovered as well. If galena was rejected from the copper concentrate, 20 to 40% of the silver, associated with tetrahedrite and tennantite, remained in the copper concentrate.

Gold assaying was very sporadic during the three test campaigns and was not provided. It was noted, however, that at least 70% of the gold reported to the copper concentrate, although not enough testing was performed to predict gold recovery.

Ambler – Historical Drilling

Between 1967 to July 1985, 86 holes were drilled (including 14 large diameter metallurgical test holes) totalling 16,080m. In 1998, Kennecott drilled six core holes totalling 1,492m in the Arctic deposit to test for extensions of the known resource, and to test for grade and thickness continuity. Drilling for all BCMC/Kennecott campaigns in the Arctic deposit area (1966–1998) totals 92 core holes for a combined 17,572m.

No drilling was performed on the project between 1998 and 2003. NovaGold took control of the project in 2004. The 2004–2006 and 2008 drill programs conducted by NovaGold are described under the heading “Drilling” below.

Ambler – Historical Geophysics

In 1998, an airborne geophysical survey of the entire claim block generated numerous electromagnetic anomalies. Additional geophysical surveys have been performed by NovaGold and are discussed under the heading “Exploration” below.

Ambler – Geological Setting

The Ambler District occurs within an east–west trending zone of Devonian to Jurassic age submarine volcanic and sedimentary rocks. VMS deposits and prospects are hosted in the Middle Devonian to Early Mississippian age Ambler Sequence, a group of metamorphosed bimodal volcanic rocks with interbedded tuffaceous, graphitic and calcareous volcanoclastic metasediments. The Ambler Sequence occurs in the upper part of the Anirak Schist, the thickest member of the Coldfoot subterrane. VMS mineralization can be found along the entire 110km strike length of the district. It is noted that the 1,980m-thick Devonian age section of the Cosmos Hills, which includes the 915m-thick Bornite Carbonate Sequence, is equivalent in age to the Anirak Schist and was mineralized during the Ambler mineralizing event.

The Ambler District is characterized by a series of east–west trending belts of rocks of increasing metamorphic grade northward across the strike of the units. The structure of the district is isoclinally folded in the northern area and thrust faulted in the southern half. The Devonian to Mississippian age Angayucham basalt and the Triassic to Jurassic age mafic volcanic rocks are in low-angle thrust contact with various units of the Coldfoot subterrane along the northern edge of the Ambler Lowlands.

VMS deposits are formed by and associated with sub-marine volcanic-related hydrothermal events. These events are related to spreading centers such as fore arc, back arc or mid-ocean ridges. VMS deposits are often stratiform accumulations of sulfide minerals that precipitate from hydrothermal fluids on or below the seafloor. These deposits are found in association with volcanic, volcaniclastic and/or siliciclastic rocks. They are classified by their depositional environment and associated proportions of mafic and/or felsic igneous rocks to sedimentary rocks.

Prior to any subsequent deformation and/or metamorphism, these deposits are often bowl- or mound-shaped with stockworks and stringers of sulfide minerals found near vent zones. These types of deposit exhibit an idealized zoning pattern with the following characteristics, pyrite and chalcopyrite near vents; a halo around the vents consisting of chalcopyrite, sphalerite and pyrite; a more distal zone of sphalerite and galena and metals such as manganese; and increasing manganese with oxides such as hematite and chert.

Alteration halos associated with VMS deposits often contain sericite, ankerite, chlorite, hematite and magnetite close to the VMS with weak sericite, carbonate, zeolite, prehnite and chert more distal. These alteration assemblages and relationships are dependent on degree of post deposition deformation and metamorphism. A modern analog of this type of deposit is found around fumeroles or black smokers in association with rift zones.

The base of the Ambler sequence consists of meta-calcarenite, limestone and quartzite and grades up to calcareous graphitic schist and pillowed basaltic lava flows. Quartz muscovite schist and graphitic schist cap this and host much of the sulfide mineralization in the district. These sediments are capped by a “button” schist unit in which albite metamorphic overgrowths overprint re-sedimented pyroclastic ejecta shed into the deeper water setting. Variable accumulations of metagreywacke and silicic volcanoclastic detritus grade upward in to Anirak schist. Variable thicknesses of stratigraphic units suggest local syndepositional faulting which may have focused hydrothermal activity. The Ambler sequence underwent two periods of intense, penetrative deformation. Sustained upper greenschist-facies metamorphism and associated folding has resulted in the deformed and folded geometries of the host rocks.

Ambler – Mineralization

Mineralization at the Arctic deposit occurs as stratiform semi-massive to massive sulfide beds. The sulfide beds average 4m thick but vary from less than 1m up to 18m thick. The bulk of the mineralization is within four zones located between two thrust faults, the upper Warm Springs Thrust and the Lower Thrust. A smaller fifth zone is located below the Lower Thrust. All of these zones are within an area of roughly 1km, with average zone length ranging from 850m to 600m and width ranging from 700m to 350m. Mineralization has been defined to a depth of approximately 250m below the surface and is open in several areas. Host rocks are primarily graphitic chlorite schists and fine-grained quartz sandstones.

Marginal to the Arctic deposit, mineralization is locally present as discontinuous thin, “wispy” sulfide bands. No stockworks or stringers in association with the mineralization have been observed. These features are common in near-vent VMS deposits. Much of the core from the 2004 and 2005 programs within the deposit exhibits characteristics and textures common to replacement-style mineralization.

Mineralization is predominately coarse-grained sulfides consisting mainly of chalcopyrite, sphalerite, galena, pyrite and pyrrhotite, and may or may not include tetrahedrite. Tetrahedrite-tennantite, electrum and enargite are also present in minor amounts. Pyrite is commonly associated with the massive sulfide horizons, and pyrrhotite and arsenopyrite are present in lesser amounts. Gangue minerals associated with the mineralized horizons include quartz, barite, white mica, black chlorite, calcite, dolomite and cymrite, while talc is common in the footwall.

Ambler – Drilling

Between 1967 to July 1985, 86 holes were drilled (including 14 large diameter metallurgical test holes) totalling 16,080m. In 1998, Kennecott drilled six core holes totalling 1,492m in the Arctic deposit to test for extensions of the known resource, and to test for grade and thickness continuity. Drilling for all BCMC/Kennecott campaigns in the Arctic deposit area (1966–1998) totals 92 core holes for a combined 17,572m.

Ambler - Drill Program and Objectives

The 2004 drilling focused on the Arctic deposit area and was principally designed to verify the grade and continuity of the mineralized intercepts encountered in the previous drill campaigns. Alternate geologic models for the Arctic deposit were investigated through surface mapping, drill core re-logging and re-interpretation of previous drill results. Eleven holes totalling 2,996m were drilled. Significant mineralized intervals were encountered in eight of the eleven holes drilled in the program. The twin and infill drilling confirmed previously drilled intervals of base-metal mineralization.

Drilling in 2005 again focused on extending and confirming mineralization, particularly in the lower limb of the Arctic Antiform. Approximately 3,030m of core drilling was completed and, although good mineralization was encountered in several holes, structural discontinuities appear to limit expansion of mineralization to the south and east. Results suggest that the model remains open to the northeast and that the faulted off-root zone has yet to be identified. Drill spacing for all programs is dependent on the steep, rugged terrain for locating drill rigs; however, it varies from 90 to 120m. Sections have been drawn at 61m intervals.

During the 2006 field season, an additional 3,010m of drilling in 12 drillholes was completed. This drill program was focused on a more regional basis to extend existing mineralization and to identify new mineralized targets within the Ambler project. These holes were drilled at the Dead Creek, Sunshine Creek, COU and Red prospects.

NovaGold completed a 14 hole drill program totalling 3,306m in 2008. All holes were designed to infill within the Arctic deposit, and three holes were drilled for metallurgical testing purposes.

All NovaGold drill core was logged, photographed and sawn, with half sent to the lab for analyses and half stored near the property. Core logging was done using metric measurements. Lithology and visual alteration features were captured on observed interval breaks. Mineralization data, including total sulfide (recorded as percent), sulfide type (recorded as a relative amount), gangue and vein mineralogy were collected for each sample interval with an average interval of approximately 2m. Structure data were collected as point data. Geotechnical data (core recovery, RQD) were collected along drill run intervals. Using the 2004 logging procedure as a guide, data from the earlier campaigns were taken from those drill logs and entered into the database, with a focus on mineralization information.

The overall objectives of the three drill programs were to verify mineralized intercepts from previous drill campaigns, explore continuity of higher grade intercepts in the central part of the resource area; explore possible extensions of mineralized zones; and building of a 3-D model of the Arctic deposit.

Significant mineralized intervals were encountered in eight of the 11 holes drilled in 2004. Twin and infill drilling confirmed previously drilled intervals of high-grade base-metal mineralization. The results of the 2004 drilling program show a high degree of variability in thickness and grade within areas of the deposit.

Drillholes designed to test extension of the Arctic deposit failed to extend significant mineralization. Some holes encountered locally anomalous or lower grade material, possibly representing distal mineralization. An abrupt decrease in grade occurred below a fault zone, suggesting that the mineralized zones may be offset or folded south of the known deposit. AR04-87 was abandoned due to an inability to penetrate a major fault zone, and was subsequently re-drilled as AR04-88. This hole ended at 387.6m in altered quartz muscovite schist, short of the targeted Button Schist.

In April 2005, NovaGold made plans to drill 3,000m on the south and east fringe of the Arctic deposit through the projected elevation of the lower sulfide limb, completing a downhole TDEM geophysical survey and extending the geologic mapping from the Arctic deposit area northwest toward Dead Creek. Work completed toward extending the lower sulfide limb included nine holes totalling 3,030m. Of these, two failed to achieve their targeted depth.

Downhole probing of selected holes and a large loop TDEM survey over the Ambler project area was completed. Because mapping indicated permissive stratigraphy coincident with the airborne anomaly west of Riley Ridge, an additional TDEM loop survey was done over the anomaly core.

NovaGold geologists completed geochemical sampling of all NovaGold core and spot sampling of much of the historical BCMC/Kennecott Minerals Arctic core. This work is ongoing and will allow NovaGold to build a reasonably comprehensive lithogeochemical model of the Arctic deposit.

The 2006 drilling program completed 3,010m in 12 holes. This program was performed to test mineralization extensions and geophysical anomalies outside the immediate Arctic deposit area, but within the claim block. These holes were drilled at the Dead Creek, Sunshine Creek, COU and Red prospects.

NovaGold completed a 14 hole drill program totalling 3,306m in 2008. All holes were designed to infill within the currently defined resource area, and three holes were drilled for metallurgical testing purposes.

At Dead Creek, the holes were located based on a combination of geophysics and geology. Each hole penetrated the targeted stratigraphy, and showed that the sulfide system diminishes to the north and east but remains open to the south and west. One of the Back-Door Creek holes penetrated an 8m zone that contained several 2 to 7cm-thick pyrrhotite bands, but with only a trace of chalcopyrite. This zone correlates stratigraphically with a mineralized interval in a nearby historical hole, suggesting metallic mineral zonation from pyrite and base-metal sulfide to pyrrhotite.

Drilling in the Sunshine Creek area tested the western extent of mineralization observed in historical drill holes, which is interpreted to be two sulfide-bearing horizons that lie sub-parallel to the stratigraphy, above a carbonate package. The Company interprets the two mineralized horizons as limbs of an F2 anticline. Drill intercepts from 2006 that correlate with these two horizons had significantly lower grade and were thinner than historical intercepts. Preliminary results indicate that the sulfide horizon becomes dominated by pyrrhotite to the west. The Company currently interprets this compositional change to represent a more distal portion of the mineralized system.

Drilling at COU was performed to investigate an electromagnetic anomaly and consisted of one hole. The source of this anomaly was a thick sequence of graphitic black schist that contained abundant continuous pyrrhotite bands. Downhole a few hundred meters it was recognized that the hole was still in the hanging wall to the stratigraphic package that hosts the Ambler project. This resulted in extending the hole. The hole was stopped slightly above its target because of safety considerations. This hole has proven vital to the Company’s understanding of the regional F2 folds and to the stratigraphic stacking order in this area.

NovaGold drilled four holes into the Red prospect, located in the lowlands of the Kogoluktuk Valley, about 5km east of the Ambler project. These holes tested an electromagnetic anomaly and intersected a sulfide vein system hosted by siltstone believed to underlie the Gnurgle Gneiss. The veins have a quartz-calcite-fluorite gangue, and their margins commonly contain concentrations of secondary brown biotite, suggesting an affinity to relatively high-temperature potassic alteration. The F1 structural fabric deforms the veins, suggesting that they are relatively old. The vein style of mineralization makes this occurrence unique in the district.

An ongoing effort to gather and compile data for a new resource model for the Arctic deposit includes re-logging of historical drill core, detailed logging of individual mineralized intersections at 1:50 scale and work with hole-to-hole correlations.

Multiple drillhole intersections have resulted in a reasonably accurate knowledge of the orientation of the mineralization. Mineralization follows enclosing stratigraphic layering and is further defined, except where tightly folded, by bedding parallel to bedding subparallel foliation.

Most holes intersect the mineral zone nearly perpendicular to foliation and to the mineralization, so the intersections represent near true thickness. Exceptions are where mineralized zones wrap around tight fold hinges, but these instances are rare.

Geotechnical drilling completed during the 2011 field season is not considered material and has not been incorporated into the PEA results released earlier in the year.

Ambler – Sampling, Assaying & Data Verification

The sampling protocol for all the NovaGold drill programs at the Ambler deposit from 2004–2008 was the same. Core logging geologists mark the sample intervals, which range from 1 to 3m in length. Varying rock types, lithologic contacts and mineralized zones influence sample interval selection. Sample boundaries are placed at lithologic contacts. Each hole was sampled in its entirety, even in areas that encountered significant intervals of unmineralized core. Sample intervals of 2 to 3m are most common in weakly to unmineralized core, and sample intervals of 1 to 2m are more common in mineralized zones or areas of varying lithology. Sample intervals used are well within the width of the average mineralized zone in the resource area. This sampling approach is considered sound and appropriate for this style of mineralization and alteration. Core recovery was good to excellent, resulting in quality samples with little to no bias. There are no known drilling and/or recovery factors that could materially impact accuracy.

Sampling of drill core prior to 2004 by Kennecott and BCMC focused primarily on the mineralized zones. During the 1998 campaign, Kennecott did sample some broad zones of alteration and weak mineralization, but much of the unaltered and unmineralized rock remains unsampled. ALS Chemex was also used for analyses conducted by Kennecott.

Earlier BCMC sampling was even more restricted to mineralized zones of core. Intervals of visible sulfide mineralization were selected for sampling and analyses were conducted by Union Assay Office Inc. of Salt Lake City, Utah. Numerous intervals of weak to moderate mineralization remain unsampled in the historic drill care. NovaGold conducted some limited sampling of this historical drill core to gain a better understanding of trace element distribution around the Arctic deposit. During the relogging of much of this historical core, 1m intervals were selected over each 10m of unmineralized core. These 1m intervals were sawn in half, with one-half returned to the box and the other half placed in a bag, labeled and sent to the laboratory for analysis. This type of sampling was used to determine trace element distribution about the deposit; none of the mineralized zones were sampled in this way.

With the lack of outcrop in a folded metamorphic terrane, it is necessary to have a good understanding of the geologic model to predict positioning of the drill to get a sample of true thickness in the mineralized zone. NovaGold has been diligently relogging core and mapping the project to gain this understanding. The use of oriented core is very important to this interpretation. SRK has confidence that the samples collected at the Ambler project are representative of the geometry of the mineralized zone.

The core from the NovaGold programs was sawn in half, with half sent to labs in Fairbanks, AK for sample preparation and the other half returned to the core box for storage. Samples were crushed to 70% <2mm and a nominal 250g split was sent to Vancouver, B.C. for analysis by ALS Chemex. There the splits were pulverized to 85% <75um. Initial gold analysis was done by FA-AAA on a nominal 30g split of the pulp. Samples returning over limit gold values (>10ppm) were rerun using fire assay techniques. Initial results for all other elements (27) were done via four acid digestion ICP analysis on a nominal 25g split of the pulp. Samples with over limit values for copper (>10,000ppm), lead (>10,000ppm), zinc (>10,000ppm) or silver (>100ppm) were rerun using AA techniques.

Gold values for duplicate samples (both blind and laboratory) from 2004 and for those samples re-assayed from earlier programs locally showed high variability, indicating a possible nugget effect. As a result, a series of samples was selected for MSA analysis. Results are pending.

A QA/QC program was instituted for the 2004 drill program and utilized for subsequent programs. Samples were broken into 20 sample batches that included three QA/QC samples. The QA/QC samples included one duplicate, one blank and one standard. Duplicate samples were prepared at the prep facility by taking a second split from the entire prepped sample. A local limestone source was used as the blank material. A series of samples taken from the source area and assayed confirm that the limestone is a suitable blank material. The standard material was obtained from WCM Minerals of Burnaby, B.C. A base-metal standard was selected that best represented the grade of the Arctic deposit mineralization. Samples were either in the custody of NovaGold personnel or the assay labs at all times.

A search was made through Kennecott’s Reno, NV warehouse for sample pulps from pre-1998 drill campaigns. A total of 290 pulps were located, mainly from the earliest drill programs, and sent to ALS Chemex Labs in Vancouver, B.C. for analysis. The samples were analyzed for gold by FA-AAA as well as 27 additional elements by ICP analysis (see analytical description). Samples were arranged in batches of approximately 20, each with inserted QA/QC samples. Of the 290 total pulps, 11 contained insufficient volume for any analysis. The variable number of sample pairs is the result of either insufficient sample size for analysis of select elements in 2004 (mainly over limits) or because some elements were not selected for assay in earlier campaigns. Zinc, silver and gold analyses all compared favorably. While lead showed the largest variability, the average grades are relatively low, thereby having little effect on the tonnage value. Copper values also had high variability and averaged 10% lower than the original values. ALS Chemex has attained ISO 9001:2000 registration. In addition, the ALS Chemex Vancouver laboratory is accredited to ISO 17025 by Standards Council of Canada for a number of specific test procedures including fire assay Au by AA, ICP and gravimetric finish, multi-element ICP and AA Assays for Ag, Cu, Pb and Zn.

The apparently poor reproducibility of historic assay values is likely a sign of a highly variable deposit, and not an assaying issue. While sample assays are suitable for the PEA, further analysis and comparisons are necessary for pre-feasibility.

The QA/QC data appears to be reasonable for a program of this scope, a few discrepancies exist which are normal. A formal assessment will need to be completed before pre-feasibility, and any significant problems addressed by re-assaying samples which had issues.

Ambler – Data Verification

NovaGold performed a review of existing Ambler project data at the Kennecott offices in Salt Lake City, Utah with a focus on data relating to the Arctic deposit. Numerous reports and studies were scanned. All available assay certificates as well as the current database were copied and/or scanned. All pre-2004 drill assay values in the database provided by Kennecott were compared to assay values from the original assay certificates. Local discrepancies, mainly associated with precious metal results, were identified and corrected.

SRK was supplied with paper and scanned electronic certificates for the pre-2004 programs. Assay certificates for 472 samples out of 1,854 of these samples were unavailable for review. SRK checked 10% of pre-2004 assay certificates against the database. Only minor typographical discrepancies were found and corrected. All of the highest 5% grades of all five elements were checked where available. SRK also received electronic certificates (CSV text files) for 2,612 assays (88% of the NovaGold Ambler samples) from the 2004–2005 drilling/sampling program, which also included numerous samples selected from previously drilled core. All of these assays were verified successfully with the provided database. QA/QC data was also made available for the 2005 sampling program, consisting of 166 duplicate samples, 282 standards and 293 blanks. These samples were well within acceptable limits. Although a few of the paper certificates were unavailable, the available certificates provided reasonable assurance that the database is accurate.

Ambler – Adjacent Properties

There are three properties adjacent to Arctic: Sun, Smucker and Ruby Creek (Bornite). Sulfide systems similar in character to Arctic occur at the exploration properties of Sun and Smucker, held by Andover and Teck Cominco, respectively. Copper mineralization at Bornite, held by NANA, occurs with hydrothermal dolomitization of the Bornite carbonate sequence. The information for Sun, Smucker and Bornite, and the comparisons with Arctic, is in no way indicative that a mineral deposit of similar size or grade does occur or will be found at the Project.

Ambler – Mineral Processing and Metallurgical Testing

The Arctic deposit is a semi-massive sulfide intrusion in talc schists. The principal economic minerals are chalcopyrite, tetrahedrite, galena and sphalerite. The results of metallurgical studies on test composites from the Arctic deposit are presented in this section.

In 1999 Kennecott commissioned Lakefield Research Limited (“Lakefield”) to conduct a metallurgical research program on test composites from the Arctic deposit, with the objective of confirming and improving upon the results of the work carried out by Kennecott in the 1970’s. This work was carried on test composites prepared from three separate drill holes. The test composite from the upper portion of hole 72 has identified as being low in talc content, however, composites formulated for the lower portion of hole 72, as well as, holes 74 and 75 high in talc content.

Lakefield conducted a series of five tests on the low talc mineralized composite (as represented by the upper zone of Hole 72). These tests were all done at a grind of about P80 53µm and included bulk copper/lead rougher flotation followed by zinc rougher flotation. The bulk copper/ lead concentrate was reground and subjected to two stages of cleaner flotation and one stage of copper/lead separation using zinc oxide and sodium cyanide to depress the copper while floating the lead. The resulting lead rougher concentrate was upgraded with two stages of cleaner flotation to produce the final lead concentrate. The lead rougher flotation tailing represented the final copper concentrate. The zinc rougher concentrate was reground and upgraded with two stages of cleaner flotation. The results of the best test with the low talc composite demonstrate that 68% of the lead could be recovered into an upgraded flotation concentrate containing 58.8% Pb, and 86.8% of the copper could be recovered into a concentrate containing 29% Cu, and 81% of the zinc could be recovered into an upgraded zinc concentrate containing 59.1% Zn. No locked-cycle tests were conducted so the deportment of the intermediate cleaner tailing products remains to be defined.

Lakefield conducted flotation tests on each of the high talc composites using a test procedure that was essentially the same as the procedure used for the low talc composite, with the exception that carboxymethyl cellulose (“CMC”) was added as a depressant for talc. The results of these tests demonstrated the significant negative impact that the presence of talc has on the selective flotation process. The average of these tests resulted in only 30.3% lead recovery into a lead cleaner flotation concentrate containing 35.3% Pb, and only 43.3% copper recovery into a copper concentrate containing 26.0% Cu. Zinc recovery was not influenced by the talc, with 81% of the zinc being recovered into a zinc cleaner flotation concentrate containing 53.4% Zn.

Recognizing that talc is a naturally floatable mineral, Lakefield investigated the effect of including talc flotation prior to sulfide flotation as a means of removing this deleterious contaminant prior before sulfide flotation. This work was conducted on a High Talc Composite that was formulated by blending equal weights of composites from Hole 72 L, Hole 74 and Hole 75. These tests were conducted at a somewhat coarser grind with two stages of talc rougher flotation using only methyl isobutyl carbinol as a frother. The resulting talc concentrate was then subjected to four stages of cleaner flotation to remove any sulfide minerals that had been entrained in the talc concentrate. Following talc flotation, the remaining sulfide minerals were conditioned and floated to produce separate lead, copper and zinc concentrates according the basic procedures employed by Lakefield in their previous testwork. The results of the best test using this talc prefloat procedure showed that about 62% of lead was recovered in to a lead flotation concentrate containing 43.7% Pb, and 62% of the copper was recovered into a copper flotation concentrate containing 28.8% Cu. It should be noted that for some reason unknown, Lakefield elected not to include zinc flotation as part of this test series.

From the results of metallurgical work, it has been assessed that separate lead, copper and zinc concentrates can be readily produced from low talc mill feed from the Arctic deposit and high talc mill feed will require the inclusion of talc flotation prior to sulfide flotation, but even with this, production of a marketable grade lead concentrate remains a challenge

The metallurgical studies conducted by Lakefield are considered to be at an amenability level of study; and during the next phase of study a methodical metallurgical program should be undertaken on representative mill feed samples to more thoroughly evaluate the process parameters required to produce marketable grade concentrates from both the low talc and high talc mill feed.

Ambler – Mineral Resource Estimate

The PEA contained herein is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that the PEA will ever be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Resources in the MS zones, which were estimated by the first (50m) search, were classified as indicated. This is roughly based on a distance that is twice the variogram range and within one cross section distance inside a modeled shape, which is based on correlated intervals. All blocks outside of the MS zones, and all other estimated blocks too distant from the samples for the first pass, were classified as inferred. No resources were classified as measured. Inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of inferred resources will ever be upgraded to a higher category.

Mineral Resource Statement (as of May 9, 2011)

Resource Category	Zone	Tonnage (kt)	Metal Grades					Contained Metal
			Cu (%)	Zn (%)	Pb (%)	Au (g/t)	Ag (g/t)	Cu (klb)	Zn (klb)	Pb (klb)	Au (koz)	Ag (koz)
Indicated	1 2 3 4 11	5,293 2,982 1,964 6,089 517	4.56 4.36 3.66 3.82 4.16	6.45 5.82 5.98 6.00 3.32	1.05 0.80 0.93 0.98 0.34	0.96 0.52 0.52 1.01 0.25	62.77 45.76 51.02 68.71 32.86	532,571 286,906 158,357 513,088 47,400	752,305 382,593 259,080 805,142 37,854	122,428 52,831 40,173 130,965 3,859	163 50 33 197 4	10,683 4,387 3,222 13,451 546
	All Zones	16,845	4.14	6.02	0.94	0.83	59.62	1,538,322	2,236,974	350,255	447	32,289
Inferred	0 1 2 3 4 11 All Zones	1,191 3,166 1,559 1,307 4,492 373 12,087	2.18 3.91 4.06 3.83 3.28 4.25 3.53	2.24 5.74 5.60 5.13 4.95 3.30 4.94	0.70 0.93 0.74 0.63 0.83 0.35 0.79	0.34 0.76 0.43 0.44 0.87 0.29 0.67	4.17 54.98 43.40 48.08 57.56 33.65 48.04	57,114 273,161 139,424 110,404 324,875 34,945 939,923	58,716 400,765 192,610 147,864 489,789 27,137 1,316,882	18,474 64,808 25,317 18,292 81,815 2,905 211,610	13 77 22 18 126 3 260	159 5,596 2,175 2,020 8,312 404 18,667

Notes:
(1)

Mineral Resources have been classified according to CIM Definition Standards. The PEA contained herein includes inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves.

(2)	Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. There is no certainty that all or any part of the Mineral Resources will be converted into Mineral Reserves.
(3)	Resources stated as contained within potentially economically minable underground shapes above a $75.00/t NSR cut-off.
(4)

NSR calculation is based on assumed metal prices of US$2.50/lb for copper, US$1.00/lb for zinc, US$1.00/lb for lead, US$1,000/oz for gold and US$16/oz for silver. A mining cost of US$45.00/t and combined processing and G&A costs of US$31.00 were assumed to form the basis for the resource NSR cut-off determination. Note: these metal prices and operating costs differ from those used for the cash flow model.

(5)	Mineral resource tonnage and contained metal have been rounded to reflect the accuracy of the estimate, and numbers may not sum due to rounding.
(6)

The above table refers to “indicated resources” and “inferred resources” which have been determined in accordance with Canadian securities regulations (under NI 43-101), which differ from the SEC’s standards for resource classification. See “Cautionary Note to United States Investors” and “Risk Factors”.

The mineral resource estimate was prepared by Russ White, P.Geo, Associate Resource Geologist at SRK Consulting Inc. (“SRK”). Grade estimations were made using Ordinary Kriging based on a three-dimensional block model constructed using Vulcan® commercial mine planning software. The project limits are based on a UTM coordinate system (NAD 1927, Zone 24), and the block model is based on a parent block size of 5m X x 5m Y x 5m Z, with a sub-cell size of 5m X x 5m Y x 0.2m Z. Five mineralized massive sulfide zones have been defined along a northeasterly striking corridor, with all zones tending to dip moderately to the southwest. The mineralization at the Arctic deposit occurs as massive sulfide lenses hosted within weakly to unmineralized schistose country rocks. Potentially economic mineralization is associated with coarse-grained sulfides. For the resource estimation work, all of the massive sulfide zones are collectively referred to as the Arctic deposit.

The resource estimate has been generated from composites derived from drill hole sample assay results, and is constrained by manually interpreted sulfide bed boundaries constructed by SRK. No three dimensional geologic model was utilized to constrain the resource estimate. Grade interpolation parameters have been defined based largely on the geologic understanding of controls on mineralization, drillhole spacing and geostatistical analysis of the data. The resources have been classified by their proximity to the sample locations and number of drill holes used to inform the blocks. SRK finds the resource model and resource classification to be acceptable for resource reporting under CIM guidelines.

The Arctic deposit is a high-grade, VMS deposit with excellent potential but logistical challenges. Geologic interpretations by NovaGold geologists show a complexly folded and potentially faulted deposit. Based on the widely spaced data available, the current resource model omits these complexities due to lack of correlatable data. However, based on the available samples, this resource estimate should be volumetrically representative. The resource estimate has been completed based on industry standards for this type of deposit with this level of sample spacing. Given the amount of work performed on the project, additional activities are required to confirm previous work and further define the development scheme.

Ambler – Current Activities

Work at the Ambler property throughout 2008–2011 focused primarily on community engagement, realizing broad support for the project in the region. NovaGold has participated in the Northwestern Alaska Resource Transportation Study, working closely with the Kobuk River villages, the Northwest Arctic Borough, NANA Corporation and the State of Alaska to discuss and evaluate various transportation alternatives, specifically identifying opportunities for synergies in the region. As at all of its projects, NovaGold is committed to working with local communities and Alaska Native corporations to build a collaborative relationship, ensuring the project is developed in a manner that protects the environment and traditional cultures and brings tangible, lasting benefits to local communities.

During 2012, NovaGold will continue its community engagement programs at Ambler, plan site activities, advance environmental baseline studies and conduct engineering and technical studies at the Ambler project, with the goal of gaining a better understanding of the true size and potential of the district as well as the continuity and mineability of the other deposits in the Ambler VMS belt.

Field work at the Ambler District during 2011 included approximately 7,100 meters of exploration and geotechnical drilling. Exploration drilling focused on the Bornite target located on NANA lands and geotechnical drilling to provide structural information on the Arctic deposit for a greater understanding of the deposit as well as subsurface hydrologic information. The 2012 work program will focus on advancing the environmental and engineering studies required to initiate a pre-feasibility study for the Arctic deposit with geotechnical, metallurgical and hydrological studies as well as environmental baseline data collection. Significant exploration drilling is planned in 2012 on the Bornite target as well as additional prospects in the area. Exploration drilling is planned for prospects in the Ambler belt which have been identified through further analysis and mapping completed during 2011.

Risk Factors

An investment in the Company is speculative and involves a high degree of risk due to the nature of the Company’s business and the present stage of exploration and development of its mineral properties. The following risk factors, as well as risks not currently known to the Company, could materially adversely affect the Company’s future business, operations and financial condition and could cause them to differ materially from the estimates described in the forward-looking statements relating to the Company and should be read in conjunction with the Risk Factors in the Company’s year-end Management’s Discussion and Analysis which is available on SEDAR at www.sedar.com.

NovaGold has no history of commercially producing precious or base metals from its mineral exploration properties and there can be no assurance that it will successfully establish mining operations or profitably produce precious or base metals.

None of NovaGold’s mineral properties are in production, NovaGold has no history of commercially producing precious or base metals from its current portfolio of mineral exploration properties, and the Company has no ongoing mining operations or revenue from mining operations. Mineral exploration and development involves a high degree of risk and few properties that are explored are ultimately developed into producing mines. None of the Company’s properties are currently under construction. The future development of any properties found to be economically feasible will require obtaining permits and financing and the construction and operation of mines, processing plants and related infrastructure, including road access. As a result, NovaGold is subject to all of the risks associated with establishing new mining operations and business enterprises, including:

  the timing and cost, which can be considerable, of the construction of mining and processing facilities and related infrastructure;
  the availability and cost of skilled labor and mining equipment;
  the availability and cost of appropriate smelting and/or refining arrangements;
  the need to obtain necessary environmental and other governmental approvals and permits, and the timing of those approvals and permits;
  the availability of funds to finance construction and development activities;
  potential opposition from non-governmental organizations, environmental groups or local groups which may delay or prevent development activities; and
  potential increases in construction and operating costs due to changes in the cost of fuel, power, materials and supplies and foreign exchange rates.

The costs, timing and complexities of mine construction and development are increased by the remote location of the Company’s mining properties, with additional challenges related thereto, including road access, water and power supply and other support infrastructure. Cost estimates may increase significantly as more detailed engineering work and studies are completed on a project. It is common in new mining operations to experience unexpected costs, problems and delays during development, construction and mine start-up. In addition, delays in the commencement of mineral production often occur. Accordingly, there are no assurances that the Company’s activities will result in profitable mining operations or that the Company will successfully establish mining operations or profitably produce precious or base metals at any of its properties.

In addition, there is no assurance that the Company’s mineral exploration activities will result in any discoveries of new bodies of ore. If further mineralization is discovered there is also no assurance that the mineralized material would be economical for commercial production. Discovery of mineral deposits is dependent upon a number of factors and significantly influenced by the technical skill of the exploration personnel involved. The commercial viability of a mineral deposit is also dependent upon a number of factors which are beyond the Company’s control, including the attributes of the deposit, commodity prices, government policies and regulation and environmental protection.

Actual capital costs, operating costs, production and economic returns may differ significantly from those NovaGold has anticipated and there are no assurances that any future development activities will result in profitable mining operations.

The capital costs to take the Company’s projects into production may be significantly higher than anticipated. Escalation of costs was a significant factor in the decisions to suspend construction at Galore Creek in 2007 and commissioning at Rock Creek. On December 5, 2011, the Company announced the total capital cost estimate for the Donlin Gold project of approximately US$6.7 billion including costs related to the natural gas pipeline. The previous capital cost estimate for the project released in April 2009 was US$4.5 billion and did not include a natural gas pipeline.

None of the Company’s mineral properties have an operating history upon which the Company can base estimates of future operating costs. Decisions about the development of these and other mineral properties will ultimately be based upon feasibility studies. Feasibility studies derive estimates of cash operating costs based upon, among other things:

  anticipated tonnage, grades and metallurgical characteristics of the ore to be mined and processed;
  anticipated recovery rates of gold, copper and other metals from the ore;
  cash operating costs of comparable facilities and equipment; and
  anticipated climatic conditions.

Capital costs, operating costs, production and economic returns, and other estimates contained in studies or estimates prepared by or for the Company may differ significantly from those anticipated by NovaGold’s current studies and estimates, and there can be no assurance that the Company’s actual operating costs will not be higher than currently anticipated.

The figures for NovaGold’s mineral resources and mineral reserves are estimates based on interpretation and assumptions and may yield less mineral production under actual conditions than is currently estimated.

Unless otherwise indicated, mineralization figures presented in this Prospectus and in the Company’s other filings with securities regulatory authorities, press releases and other public statements that may be made from time to time are based upon estimates made by Company personnel and independent geologists. These estimates are imprecise and depend upon geologic interpretation and statistical inferences drawn from drilling and sampling analysis, which may prove to be unreliable. There can be no assurance that:

  these estimates will be accurate;
  mineral reserve, mineral resource or other mineralization figures will be accurate; or
  this mineralization could be mined or processed profitably.

Because the Company has not commenced commercial production at any of its properties, mineralization estimates for the Company’s properties may require adjustments or downward revisions based upon further exploration or development work or actual production experience. In addition, the grade of ore ultimately mined, if any, may differ from that indicated by drilling results. There can be no assurance that minerals recovered in small-scale tests will be duplicated in large-scale tests under on-site conditions or in production scale.

The estimating of mineral reserves and mineral resources is a subjective process that relies on the judgment of the persons preparing the estimates. The process relies on the quantity and quality of available data and is based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. By their nature, mineral resource and reserve estimates are imprecise and depend, to a certain extent, upon analysis of drilling results and statistical inferences that may ultimately prove to be inaccurate. There can be no assurances that actual results will meet the estimates contained in studies. As well, further studies are required.

Estimated mineral reserves or mineral resources may have to be recalculated based on changes in metal prices, further exploration or development activity or actual production experience. This could materially and adversely affect estimates of the volume or grade of mineralization, estimated recovery rates or other important factors that influence mineral reserve or mineral resource estimates. The extent to which mineral resources may ultimately be reclassified as mineral reserves is dependent upon the demonstration of their profitable recovery. Any material changes in mineral resource estimates and grades of mineralization will affect the economic viability of placing a property into production and a property’s return on capital. The Company cannot provide assurance that mineralization can be mined or processed profitably.

The resource and reserve estimates contained in this Prospectus have been determined and valued based on assumed future prices, cut-off grades and operating costs that may prove to be inaccurate. Extended declines in market prices for gold, silver and copper may render portions of the Company’s mineralization uneconomic and result in reduced reported mineralization. Any material reductions in estimates of mineralization, or of the Company’s ability to extract this mineralization, could have a material adverse effect on NovaGold’s results of operations or financial condition.

The Company has established the presence of proven and probable reserves only at its Donlin Gold and Galore Creek properties. There can be no assurance that any resource estimates for the Company’s mineral projects will ultimately be reclassified as mineral reserves. There can be no assurance that subsequent testing or future studies will establish proven and probable mineral reserves at the Company’s other properties. The failure to establish proven and probable mineral reserves could restrict the Company’s ability to successfully implement its strategies for long-term growth and could impact future cash flows, earnings, results of operation and financial condition.

NovaGold’s ability to continue its exploration activities and any future development activities, and to continue as a going concern, will depend in part on its ability to commence production and generate material revenues or to obtain suitable financing.

NovaGold has limited financial resources. The Company intends to fund its plan of operations from working capital, the proceeds of financings and revenue from land and gravel sales. In the future, the Company’s ability to continue its exploration and development activities, if any, will depend in part on the Company’s ability to obtain suitable financing. Any unexpected costs, problems or delays could severely impact the Company’s ability to continue exploration and development activities.

There can be no assurance that the Company will commence production at any of its mineral properties or generate sufficient revenues to meet its obligations as they become due or obtain necessary financing on acceptable terms, if at all. The Company’s failure to meet its ongoing obligations on a timely basis could result in the loss or substantial dilution of the Company’s interests (as existing or as proposed to be acquired) in its properties. In addition, should the Company incur significant losses in future periods, it may be unable to continue as a going concern, and realization of assets and settlement of liabilities in other than the normal course of business may be at amounts materially different than the Company’s estimates.

NovaGold will require external financing or may need to enter into a strategic alliance or sell property interests to develop its mineral properties.

The Company will need external financing to develop and construct the Donlin Gold and, if applicable, the Galore Creek projects. If the proposed Plan is not approved by the Court or shareholders of NovaGold and does not become effective, the Company will need further external financing to develop and construct the Ambler projects and to fund the exploration and development of the Company’s other mineral properties. The mineral properties that the Company is likely to develop are expected to require significant capital expenditures. The sources of external financing that the Company may use for these purposes include project or bank financing, or public or private offerings of equity or debt. In addition, the Company may enter into a strategic alliance, decide to sell certain property interests, and may utilize one or a combination of all these alternatives. There can be no assurance that the financing alternative chosen by the Company will be available on acceptable terms, or at all. The failure to obtain financing could have a material adverse effect on the Company’s growth strategy and results of operations and financial condition. In addition, the Company may have to postpone further exploration or development of, or sell, one or more of its properties.

NovaGold is dependent on third parties that participate in or are responsible for exploration and development on its properties.

NovaGold’s success may be dependent on the efforts and expertise of third parties with whom the Company has contracted. Most of the properties in which NovaGold holds interests are subject to third party contracts. With respect to each of Donlin Gold and Galore Creek, the Company holds a 50% interest and the remaining 50% interest is held by a third party that is not under NovaGold’s control or direction. The Company is dependent on such third parties for accurate information relating to its mining properties and related assets and the progress and development of such properties and assets. A third party may also be in default of its agreement with NovaGold, without the Company’s knowledge, which may put the property and related assets at risk. Third parties may also have different priorities which could impact the timing of development of Donlin Gold and Galore Creek.

NovaGold is exposed to credit, liquidity, interest rate and currency risk.

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company’s cash equivalents and short-term investments are held through large Canadian financial institutions. Short-term and long-term investments (including those presented as part of cash and cash equivalents) are composed of financial instruments issued by Canadian banks and companies with high investment-grade ratings. These investments mature at various dates over the current operating period. The Company’s HST and other receivables consist of general sales tax due from the Federal Government of Canada and amounts due from related parties. The carrying amount of financial assets recorded in the financial statements, net of any allowances for losses, represents the Company’s maximum exposure to credit risk.

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company manages liquidity risk through the management of its capital structure and financial leverage. Accounts payable, accrued liabilities and coupon interest on the convertible notes are due within one year from the balance sheet date.

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The risk that the Company will realize a loss as a result of a decline in the fair value of the short-term investments included in cash and cash equivalents is limited because these investments, although available-for-sale, are generally held to maturity. In respect of financial liabilities, the bridge loan, convertible notes and capital leases are not subject to interest rate risk because they are at fixed rates. The promissory note owed to Barrick is variable with the U.S. prime rate. Based on the amount owing on the promissory note as at November 30, 2011, and assuming that all other variables remain constant, a 1% change in the U.S. prime rate would result in an increase/decrease of $0.6 million in the interest accrued by the Company per annum.

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company operates in Canada and the United States and a portion of its expenses are incurred in U.S. dollars. A significant change in the currency exchange rates between the Canadian dollar relative to the U.S. dollar could have an effect on the Company’s results of operations, financial position or cash flows. The Company has not hedged its exposure to currency fluctuations. Based on the Company’s net exposures as at November 30, 2011, and assuming that all other variables remain constant, a 10% depreciation or appreciation of the Canadian dollar against the U.S. dollar would result in an increase/decrease of $6.5 million in the Company’s net earnings before tax.

General economic conditions may adversely affect the Company’s growth, future profitability and ability to finance.

The unprecedented events in global financial markets in the past several years have had a profound impact on the global economy. Many industries, including the mining industry, are impacted by these market conditions. Some of the key impacts of the current financial market turmoil include contraction in credit markets resulting in a widening of credit risk, devaluations, high volatility in global equity, commodity, foreign exchange and precious metal markets and a lack of market liquidity. A worsening or slowdown in the financial markets or other economic conditions, including but not limited to, consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates and tax rates, may adversely affect the Company’s growth and ability to finance. Specifically:

  the global credit/liquidity crisis could impact the cost and availability of financing and the Company’s overall liquidity;
  the volatility of metal prices would impact the Company’s revenues, profits, losses and cash flow;
  negative economic pressures could adversely impact demand for the Company’s production;
  construction related costs could increase and adversely affect the economics of any of the Company’s projects;
  volatile energy, commodity and consumables prices and currency exchange rates would impact the Company’s production costs; and
  the devaluation and volatility of global stock markets would impact the valuation of the Company’s equity and other securities.

Significant uncertainty exists related to inferred mineral resources.

There is a risk that inferred mineral resources referred to in this Prospectus cannot be converted into measured or indicated mineral resources. Due to the uncertainty relating to inferred mineral resources, there is no assurance that inferred mineral resources will be upgraded to resources with sufficient geological and grade continuity to constitute measured and indicated resources as a result of continued exploration.

Lack of infrastructure could delay or prevent NovaGold from developing advanced projects.

Completion of the development of the Company’s advanced projects is subject to various requirements, including the availability and timing of acceptable arrangements for power, water, transportation, access and facilities. The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could prevent or delay development of the Company’s advanced projects. There can be no assurance that adequate infrastructure, including road access, will be built, that it will be built in a timely manner or that the cost of such infrastructure will be reasonable or that it will sufficiently satisfy the requirements of the advanced projects. If adequate infrastructure is not available in a timely manner, there can be no assurance that:

  the development of the Company’s projects will be commenced or completed on a timely basis, if at all;
  the resulting operations will achieve the anticipated production volume; or
  the construction costs and ongoing operating costs associated with the development of the Company’s advanced projects will not be higher than anticipated.

Access to Ambler, Donlin Gold and Galore Creek is limited and there is no infrastructure in the respective areas. Furthermore, at Galore Creek, a minimum 13.6 km long, 9.5 m diameter tunnel is needed for vehicular access into the Galore Creek valley. Tunnels are high risk undertakings and in the case of Galore Creek, tunnelling risks are further exacerbated by deep cover and restricted access for gathering necessary geotechnical data. Cost and schedule estimates may increase significantly as more detailed engineering work and geotechnical studies are completed.

Mining is inherently dangerous and subject to conditions or events beyond NovaGold’s control, which could have a material adverse effect on NovaGold’s business.

Mining involves various types of risks and hazards, including:

  environmental hazards;
  industrial accidents;
  metallurgical and other processing problems;
  unusual or unexpected rock formations;
  structural cave-ins or slides;
  flooding;
  fires;
  power outages;
  labour disruptions;
  explosions;

  landslides and avalanches;
  mechanical equipment and facility performance problems;
  availability of materials and equipment;
  metals losses; and
  periodic interruptions due to inclement or hazardous weather conditions.

These risks could result in damage to, or destruction of, mineral properties, production facilities or other properties; personal injury or death, including to employees; environmental damage; delays in mining; increased production costs; asset write downs; monetary losses; and possible legal liability. The Company may not be able to obtain insurance to cover these risks at economically feasible premiums or at all. Insurance against certain environmental risks, including potential liability for pollution or other hazards as a result of the disposal of waste products occurring from production, is not generally available to the Company or to other companies within the mining industry. The Company may suffer a material adverse impact on its business if it incurs losses related to any significant events that are not covered by its insurance policies.

Exploration, construction and production activities may be limited and delayed by inclement weather and shortened exploration, construction and development seasons.

NovaGold requires various permits to conduct its current and anticipated future operations, and delays or a failure to obtain such permits, or a failure to comply with the terms of any such permits that NovaGold has obtained, could have a material adverse impact on NovaGold.

The Company’s current and anticipated future operations, including further exploration and development activities and commencement of production on the Company’s properties, require permits from various United States and Canadian federal, state, provincial, territorial and local governmental authorities. There can be no assurance that all permits that the Company requires for the construction of mining facilities and to conduct mining operations will be obtainable on reasonable terms, or at all. Delays or a failure to obtain such permits, or a failure to comply with the terms of any such permits that the Company has obtained, could have a material adverse impact on the Company. The duration and success of efforts to obtain and renew permits are contingent upon many variables not within the Company’s control. Shortage of qualified and experienced personnel in the various levels of government could result in delays or inefficiencies. Backlog within the permitting agencies could affect the permitting timeline of the various projects. Other factors that could affect the permitting timeline include (i) the number of other large-scale projects currently in a more advanced stage of development which could slow down the review process and (ii) significant public response regarding a specific project. As well, it can be difficult to assess what specific permitting requirements will ultimately apply to all the projects.

Changes in the market price of gold, copper and other metals, which in the past have fluctuated widely, affect the financial condition of NovaGold.

The Company’s profitability and long-term viability depend, in large part, upon the market price of gold, copper and other metals and minerals produced from the Company’s mineral properties. The market price of gold and other metals is volatile and is impacted by numerous factors beyond the Company’s control, including:

  global or regional consumption patterns;
  expectations with respect to the rate of inflation;
  the relative strength of the U.S. dollar and certain other currencies;
  interest rates;
  global or regional political or economic conditions, including interest rates and currency values;
  supply and demand for jewellery and industrial products containing metals; and
  sales by central banks and other holders, speculators and producers of metals in response to any of the above factors.

The Company cannot predict the effect of these factors on metal prices. A decrease in the market price of gold, copper and other metals could affect the Company’s ability to finance the development of the Donlin Gold and Galore Creek projects and in the event the proposed Plan is not approved by the court or the shareholders of NovaGold and does not become effective, the Company’s ability to finance the exploration and development of the Ambler project would also be effected as would the exploration and development of the Company’s other mineral properties, which would have a material adverse effect on the Company’s financial condition and results of operations. There can be no assurance that the market price of gold, copper and other metals will remain at current levels or that such prices will improve. In particular, an increase in worldwide supply, and consequent downward pressure on prices, may result over the longer term from increased production from mines developed or expanded as a result of current metal price levels. There is no assurance that if commercial quantities of gold, copper and other metals are discovered, that a profitable market may exist or continue to exist for a production decision to be made or for the ultimate sale of the metals. As the Company is not currently in production, no sensitivity analysis for price changes has been provided or carried out.

The Company is subject to significant governmental regulation.

The Company’s operations and exploration and development activities in Canada and the United Stated are subject to extensive federal, state, provincial, territorial and local laws and regulations governing various matters, including:

  environmental protection;
  management and use of toxic substances and explosives;
  management of tailings and other wastes generated by the Company’s operations;
  management of natural resources;
  exploration and development of mines, production and post-closure reclamation;
  exports;
  price controls;
  taxation and mining royalties;
  regulations concerning business dealings with native groups;
  management of tailing and other waste generated by operations;
  labor standards and occupational health and safety, including mine safety; and
  historic and cultural preservation.

Failure to comply with applicable laws and regulations may result in civil or criminal fines or penalties or enforcement actions, including orders issued by regulatory or judicial authorities enjoining, curtailing or closing operations or requiring corrective measures, installation of additional equipment or remedial actions, any of which could result in the Company incurring significant expenditures. The Company may also be required to compensate private parties suffering loss or damage by reason of a breach of such laws, regulations or permitting requirements. It is also possible that future laws and regulations, or a more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expense, capital expenditures, restrictions on or suspensions of the Company’s operations and delays in the exploration and development of the Company’s properties.

NovaGold’s activities are subject to environmental laws and regulations that may increase the Company’s costs of doing business and restrict its operations.

All of the Company’s exploration, potential development and production activities in Canada and the United States are subject to regulation by governmental agencies under various environmental laws. To the extent that the Company conducts exploration activities or undertakes new mining activities in other foreign countries, the Company will also be subject to environmental laws and regulations in those jurisdictions. These laws address emissions into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species, and reclamation of lands disturbed by mining operations. Environmental legislation in many countries is evolving and the trend has been toward stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and increasing responsibility for companies and their officers, directors and employees. Compliance with environmental laws and regulations may require significant capital outlays on behalf of the Company and may cause material changes or delays in the Company’s intended activities. There can be no assurance that future changes in environmental regulations will not adversely affect the Company’s business, and it is possible that future changes in these laws or regulations could have a significant adverse impact on some portion of the Company’s business, causing the Company to re-evaluate those activities at that time.

Environmental hazards may exist on the Company’s properties that are unknown to the Company at the present time, and that have been caused by previous owners or operators or that may have occurred naturally. The Company may be liable for remediating such damage.

Failure to comply with applicable environmental laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulator or judicial authorities, causing operations to cease or to be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions.

NovaGold has ongoing reclamation on some of its mineral properties and may be required to fund additional work that could have a material adverse effect on its financial position.

Land reclamation requirements are generally imposed on mineral exploration companies (as well as companies with mining operations) in order to minimize long term effects of land disturbance. Reclamation may include requirements to:

  treat ground and surface water to drinking water standards;
  control dispersion of potentially deleterious effluents; and
  reasonably re-establish pre-disturbance land forms and vegetation.

The Company’s Rock Creek, Galore Creek and Ambler projects and its lands and properties around the Nome area have been subject to either historical mining operations or exploration activities by prior owners. AGC carried out mining operations for many years in the Nome area before NovaGold acquired the company. On acquisition, the Company set up a provision for reclamation work and the Company has been actively remediating the property against prior activities. The Company has also been carrying out certain remediation against previous exploration activities at both its Galore Creek and Ambler properties. Financial resources spent on reclamation might otherwise be spent on further exploration and development programs. In addition, regulatory changes could increase the Company’s obligations to perform reclamation and mine closing activities. There can be no assurance that the Company will not be required to fund additional reclamation work at these sites that could have a material adverse effect on the Company’s financial position.

Title and other rights to NovaGold’s mineral properties cannot be guaranteed, are subject to agreements with other parties and may be subject to prior unregistered agreements, transfers or claims and other defects.

The Company cannot guarantee that title to its properties will not be challenged. The Company may not have, or may not be able to obtain, all necessary surface rights to develop a property. Title insurance is generally not available for mineral properties and the Company’s ability to ensure that it has obtained secure claim to individual mineral properties or mining concessions may be severely constrained. The Company’s mineral properties may be subject to prior unregistered agreements, transfers or claims, and title may be affected by, among other things, undetected defects. The Company has not conducted surveys of all of the claims in which it holds direct or indirect interests. A successful challenge to the precise area and location of these claims could result in the Company being unable to operate on its properties as permitted or being unable to enforce its rights with respect to its properties. This could result in the Company not being compensated for its prior expenditure relating to the property.

In addition, the ability of the Company to continue to explore and develop the property may be subject to agreements with other third parties including agreements with native corporations and first nations groups, for instance, the Company’s subsurface and surface rights at the Donlin Gold property are subject to a lease from Calista and TKC, two Native Alaskan corporations. In the case of development of the Bornite, ANCSA and Ambler Properties, the Lands are subject to the NANA Agreement signed with NANA.

There is uncertainty related to unsettled aboriginal rights and title in British Columbia and this may adversely impact NovaGold’s operations and profit.

Native land claims in British Columbia remain the subject of active debate and litigation. The Galore Creek project lies within the traditional territory of the Tahltan Nation and the Tahltan – like the majority of British Columbia’s First Nations – have not concluded a comprehensive treaty or land claims settlement regarding their traditional territories. There can be no guarantee that the unsettled nature of land claims in British Columbia will not create delays in project approval or unexpected interruptions in project progress, or result in additional costs to advance the project.

NovaGold has a history of losses and expects to incur losses for the foreseeable future.

The Company has incurred losses since its inception and the Company expects to continue to incur losses unless and until such time as one or more of its properties enter into commercial production and generate sufficient revenues to fund continuing operations. The Company incurred losses of $148.0 million for the year ended November 30, 2011. The development of the Company’s properties will require the commitment of substantial financial resources. The amount and timing of expenditures will depend on a number of factors, including the progress of ongoing exploration and development, the results of consultant analysis and recommendations, the rate at which operating losses are incurred, the execution of any joint venture agreements with strategic partners, and the Company’s acquisition of additional properties, some of which are beyond the Company’s control. There can be no assurance that the Company will ever achieve profitability.

NovaGold may be subject to legal proceedings.

Due to the nature of its business, the Company may be subject to numerous regulatory investigations, claims, lawsuits and other proceedings in the ordinary course of its business. The results of these legal proceedings cannot be predicted with certainty due to the uncertainty inherent in litigation, including the effects of discovery of new evidence or advancement of new legal theories, the difficulty of predicting decisions of judges and juries and the possibility that decisions may be reversed on appeal. There can be no assurances that these matters will not have a material adverse effect on the Company’s business.

An event of default under the Company’s unsecured senior convertible notes (the “Notes”) may significantly reduce NovaGold’s liquidity and adversely affect NovaGold’s business.

Under the base indenture and supplemental indenture governing the Notes, NovaGold made various covenants to the trustee on behalf of the holders of the Notes, including to make payments of interest and principal when due and, upon undergoing a fundamental change, to offer to purchase all of the outstanding Notes. The indenture is available for review on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

If there is an event of default under the Notes, the principal amount of the Notes, plus accrued and unpaid interest, if any, may be declared immediately due and payable. If such an event occurs, NovaGold could lose its properties and NovaGold’s shareholders could lose their entire investment.

The Company’s majority shareholder has significant influence on the Company and may also affect the market price and liquidity of the Securities.

Electrum Strategic Resources LLC (“Electrum”) is the single major shareholder of the Company, controlling approximately 19% of the outstanding voting securities and warrants exercisable for 32,737,278 Company common shares which, if exercised would increase its holdings a further 9% if no other shares were issued. Electrum also has certain rights to participate in any future equity offerings by the Company. Accordingly, Electrum will have significant influence in determining the outcome of any corporate transaction or other matter submitted to the shareholders for approval, including mergers, consolidations and the sale of all or substantially all of the Company’s assets and other significant corporate actions. Unless full participation of all shareholders takes place in such shareholder meetings, Electrum may be able to approve such matters itself. The concentration of ownership of the shares by Electrum may: (i) delay or deter a change of control of the Company; (ii) deprive shareholders of an opportunity to receive a premium for their shares as part of a sale of the Company; and (iii) affect the market price and liquidity of the shares. Additionally, while Electrum had agreed to vote its common shares at the 2009 annual general meeting of the Company in favor of management’s nominees to the Company’s Board of Directors or to abstain from voting on such matter, in subsequent years, Electrum will have significant influence in determining the members of the Board of Directors. Without the consent of Electrum, the Company could be prevented from entering into transactions that are otherwise beneficial to the Company. The interests of Electrum may differ from or be adverse to the interests of the Company’s other shareholders. The effect of these rights and Electrum’s influence may impact the price that investors are willing to pay for securities. If Electrum sells a substantial number of shares in the public market, the market price of the shares could fall. The perception among the public that these net sales will occur could also contribute to a decline in the market price of the shares.

Recent high metal prices have encouraged mining exploration, development and construction activity, which has increased demand for and cost of contract mining services and equipment.

Recent increases in metal prices have encouraged increases in mining exploration, development and construction activities, which have resulted in increased demand for and cost of contract exploration, development and construction services and equipment. Increased demand for and cost of services and equipment could cause project costs to increase materially, resulting in delays if services or equipment cannot be obtained in a timely manner due to inadequate availability, and increased potential for scheduling difficulties and cost increases due to the need to coordinate the availability of services or equipment, any of which could materially increase project exploration, development or construction costs, result in project delays, or both. Increased costs were a significant factor in the decisions to suspend commissioning at Rock Creek and construction at Galore Creek in 2007 and there can be no assurance that increased costs may not adversely affect the Company’s development of its properties in the future.

Increased competition could adversely affect NovaGold’s ability to attract necessary capital funding or acquire suitable producing properties or prospects for mineral exploration in the future.

The mining industry is intensely competitive. Significant competition exists for the acquisition of properties producing or capable of producing metals. The Company may be at a competitive disadvantage in acquiring additional mining properties because it must compete with other individuals and companies, many of which have greater financial resources, operational experience and technical capabilities than the Company or are further advanced in their development or are significantly larger and have access to greater mineral reserves, for the acquisition of mineral claims, leases and other mineral interests. The Company may also encounter increasing competition from other mining companies in its efforts to hire experienced mining professionals. Competition for exploration resources at all levels is currently very intense, particularly affecting the availability of manpower, drill rigs and helicopters. Increased competition could adversely affect the Company’s ability to attract necessary capital funding or acquire suitable producing properties or prospects for mineral exploration in the future. If the Company is unsuccessful in acquiring additional mineral properties or qualified personnel, it will not be able to grow at the rate it desires, or at all.

NovaGold may experience difficulty attracting and retaining qualified management and technical personnel to meet the needs of its anticipated growth, and the failure to manage NovaGold’s growth effectively could have a material adverse effect on the Company’s business and financial condition.

The Company is dependent on the services of key executives including the Company’s President and Chief Executive Officer and other highly skilled and experienced executives and personnel focused on managing the Company’s interests and the advancement of the Donlin Gold and Galore Creek projects, as well as its other properties and projects in addition to the identification of new opportunities for growth and funding. Due to the Company’s relatively small size, the loss of these persons or the Company’s inability to attract and retain additional highly skilled employees required for the development of the Company’s activities may have a material adverse effect on the Company’s business or future operations.

NovaGold does not currently intend to use forward sales arrangements to protect against low commodity prices, therefore, NovaGold’s operating results are exposed to the impact of any significant drop in commodity prices.

The Company does not currently intend to enter into forward sales arrangements to reduce the risk of exposure to volatility in commodity prices. Accordingly, NovaGold’s future operations are exposed to the impact of any significant decrease in commodity prices. If such prices decrease significantly at a time when the Company is producing, the Company would realize reduced revenues. While it is not the Company’s current intention to enter into forward sales arrangements, the Company is not restricted from entering into forward sales arrangements at a future date.

There can be no assurance that NovaGold will successfully acquire additional mineral rights.

Most exploration projects do not result in the discovery of commercially mineable ore deposits and no assurance can be given that any particular level of recovery of ore reserves will be realized or that any identified mineral deposit will ever qualify as a commercially mineable (or viable) ore body which can be legally and economically exploited. Estimates of reserves, mineral deposits and production costs can also be affected by such factors as environmental permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. If current exploration programs do not result in the discovery of commercial ore, the Company may need to write-off part or all of its investment in existing exploration stage properties, and may need to acquire additional properties. Material changes in ore reserves, grades, stripping ratios or recovery rates may affect the economic viability of any project.

NovaGold’s future growth and productivity will depend, in part, on its ability to identify and acquire additional mineral rights, and on the costs and results of continued exploration and development programs. Mineral exploration is highly speculative in nature and is frequently non-productive. Substantial expenditures are required to:

  establish ore reserves through drilling and metallurgical and other testing techniques;
  determine metal content and metallurgical recovery processes to extract metal from the ore; and
  construct, renovate or expand mining and processing facilities.

In addition, if the Company discovers a mineral deposit, it would take several years from the initial phases of exploration until production is possible. During this time, the economic feasibility of production may change. As a result of these uncertainties, there can be no assurance that the Company will successfully acquire additional mineral rights.

NovaGold may experience problems integrating new acquisitions into existing operations, which could have a material adverse effect on NovaGold.

The Company may make selected acquisitions in the future, with a focus on late-stage development projects. The Company’s success at completing any acquisitions will depend on a number of factors, including, but not limited to:

  identifying acquisitions that fit NovaGold’s business strategy;
  accurately assessing the value, strengths, weaknesses, contingent and other liabilities and potential profitability of acquisition candidates;
  negotiating acceptable terms with the seller of the business or property to be acquired; and
  obtaining approval from regulatory authorities in the jurisdictions of the business or property to be acquired.

If the Company does make further acquisitions, any positive effect on the Company’s results will depend on a variety of factors, including, but not limited to:

  assimilating the operations of an acquired business or property in a timely and efficient manner;
  maintaining the Company’s financial and strategic focus while integrating the acquired business or property;
  achieving identified and anticipated operating and financial synergies;
  unanticipated costs;
  diversion of management attention from existing business;
  potential loss of key employees or key employees of any business acquired;
  unanticipated changes in business, industry or general economic conditions that affect the assumptions underlying the acquisition;
  decline in the value of acquired properties, companies or securities;
  implementing uniform standards, controls, procedures and policies at the acquired business, as appropriate; and
  to the extent that the Company makes an acquisition outside of markets in which it has previously operated, conducting and managing operations in a new operating environment.

Acquiring additional businesses or properties could place increased pressure on the Company’s cash flow if such acquisitions involve a cash consideration. The integration of the Company’s existing operations with any acquired business will require significant expenditures of time, attention and funds. Achievement of the benefits expected from consolidation would require the Company to incur significant costs in connection with, among other things, implementing financial and planning systems. The Company may not be able to integrate the operations of a recently acquired business or restructure the Company’s previously existing business operations without encountering difficulties and delays. In addition, this integration may require significant attention from the Company’s management team, which may detract attention from the Company’s day-to-day operations. Over the short-term, difficulties associated with integration could have a material adverse effect on the Company’s business, operating results, financial condition and the price of the Company’s common shares. In addition, the acquisition of mineral properties may subject the Company to unforeseen liabilities, including environmental liabilities, which could have a material adverse effect on NovaGold. There can be no assurance that any future acquisitions will be successfully integrated into NovaGold’s existing operations and such acquisition may result in a material adverse effect on the financial condition of the Company.

In addition, the Company anticipates that as it brings its mineral properties into production and as the Company acquires additional mineral rights, the Company will experience significant growth in its operations. The Company expects this growth to create new positions and responsibilities for management and technical personnel and to increase demands on its operating and financial systems. There can be no assurance that the Company will successfully meet these demands and effectively attract and retain additional qualified personnel to manage its anticipated growth. The failure to attract such qualified personnel to manage growth effectively could have a material adverse effect on the Company’s business, financial condition and results of operations.

Unknown liabilities in connection with acquisitions.

As part of the Company’s acquisitions, the Company has assumed liabilities and risks. While the Company conducted due diligence, there may be liabilities or risks that the Company failed, or was unable, to discover in the course of performing the due diligence investigations or for which the Company was not indemnified. Any such liabilities, individually or in the aggregate, could have a material adverse effect on the Company’s financial position and results of operations.

Some of the directors have conflicts of interest as a result of their involvement with other natural resource companies.

Certain of the directors of the Company also serve as directors, or have significant shareholdings in, other companies involved in natural resource exploration and development or mining-related activities; for example, following completion of the Plan certain directors may serve as directors of the Company and NovaCopper. To the extent that such other companies may participate in ventures in which the Company may participate in, or in ventures which the Company may seek to participate in, the directors may have a conflict of interest. In all cases where the directors have an interest in other companies, such other companies may also compete with the Company for the acquisition of mineral property investments. Such conflicts of the directors may result in a material and adverse effect on the Company’s profitability, results of operation and financial condition. As a result of these conflicts of interest, the Company may miss the opportunity to participate in certain transactions, which may have a material adverse effect on the Company’s financial position.

Global climate change is an international concern, and could impact the Company’s ability to conduct future operations.

Global climate change is an international issue and receives an enormous amount of publicity. The Company would expect that the imposition of international treaties or U.S. or Canadian federal, state, provincial or local laws or regulations pertaining to mandatory reductions in energy consumption or emissions of greenhouse gasses could affect the feasibility of mining projects and increase operating costs.

Adverse publicity from non-governmental organizations could have a material adverse effect on the Company.

There is an increasing level of public concern relating to the effect of mining production on its surroundings, communities and environment. Non-governmental organizations (“NGOs”), some of which oppose resource development, are often vocal critics of the mining industry. While the Company seeks to operate in a socially responsible manner, adverse publicity generated by such NGOs related to extractive industries, or the Company's operations specifically, could have an adverse effect on the reputation and financial condition of the Company or its relationships with the communities in which it operates.

The Company may fail to achieve and maintain the adequacy of internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act.

The Company has documented and tested its internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act (“SOX”). SOX requires an annual assessment by management of the effectiveness of the Company’s internal control over financial reporting and an attestation report by the Company’s independent auditors addressing this assessment. At November 30, 2009, November 30, 2010, and again at November 30, 2011, management concluded that the Company’s internal control over financial reporting was effective. The Company may in the future fail to achieve and maintain the adequacy of its internal control over financial reporting, as such standards are modified, supplemented or amended from time to time, and the Company may not be able to ensure that it can conclude on an ongoing basis that it has effective internal controls over financial reporting in accordance with Section 404 of SOX. The Company’s failure to satisfy the requirements of Section 404 of SOX on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm the Company’s business and negatively impact the trading price of its common shares. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company’s operating results or cause it to fail to meet its reporting obligations. Future acquisitions of companies may provide the Company with challenges in implementing the required processes, procedures and controls in its acquired operations. Acquired companies may not have disclosure control and procedures or internal control over financial reporting that are as thorough or effective as those required by securities laws currently applicable to the Company.

No evaluation can provide complete assurance that the Company’s internal control over financial reporting will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be reported. The effectiveness of the Company’s control and procedures could also be limited by simple errors or faulty judgments. In addition, should the Company expand in the future, the challenges involved in implementing appropriate internal controls over financial reporting will increase and will require that the Company continue to improve its internal controls over financial reporting. Although the Company intends to devote substantial time and incur substantial costs, as necessary, to ensure compliance, the Company cannot be certain that it will be successful in complying with Section 404 on an ongoing basis.

If we complete the disposition of our Galore Creek project, we may lose our status as a foreign private issuer under U.S. federal securities laws, resulting in additional expenses associated with compliance with the U.S. securities laws applicable to U.S. domestic issuers.

As a foreign private issuer, we are exempt from certain of the provisions of the U.S. federal securities laws. For example, the U.S. proxy rules and the Section 16 reporting and “short swing” profit rules do not apply to foreign private issuers. However, if we complete the disposition of all or part of our 50% interest in the Galore Creek project, we may lose our status as a foreign private issuer. If we lose our status as a foreign private issuer the aforementioned regulations would apply and we would also be required to commence reporting on forms required of U.S. companies, such as Forms 10-K, 10-Q and 8-K, rather than the forms currently available to us, such as Forms 40-F and 6-K. Compliance with these additional disclosure and timing requirements under these securities laws would likely result in increased expenses and would require our management to devote substantial time and resources to comply with new regulatory requirements following a loss of our foreign private issuer status. Further, to the extent that we were to offer or sell our securities outside of the United States, we would have to comply with the more restrictive Regulation S requirements that apply to U.S. companies, and we would no longer be able to utilize the multijurisdictional disclosure system forms for registered offerings by Canadian companies in the United States, which could limit our ability to access the capital markets in the future.

Increased Regulatory Compliance Costs Relating to the Dodd-Frank Act.

In July 2010, the “Dodd-Frank Wall Street Reform and Consumer Protection Act” (“Dodd-Frank Act”) was enacted, representing an overhaul of the framework for regulation of U.S. financial markets. The Dodd-Frank Act calls for various regulatory agencies, including the SEC and the Commodities Futures Trading Commission, to establish regulations for implementation of many of the provisions of the Dodd-Frank Act, and the Company anticipates that these new regulations will provide additional clarity regarding the extent of the impact of this legislation on the Company. If the Company’s efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, regulatory authorities may initiate legal proceedings against the Company and its business may be harmed. Dodd-Frank also requires companies in the mining industry to disclose in their periodic reports filed with the SEC substantial additional information about safety issues relating to their mining operations. This heightened scrutiny could generate negative publicity for the mining industry, increase the cost of compliance with mining regulations or result in the passage of new laws and regulations, any of which could negatively affect the Company’s business results. NovaGold may also need to incur additional costs and invest additional resources, including management’s time, in order to comply with the new regulations and anticipated additional reporting and disclosure obligations. While the Company is not able to assess the full impact of the Dodd-Frank Act until all the implementing regulations have been adopted, based on the information available to the Company at this time, the Company does not believe provisions of the regulations implementing the Dodd-Frank Act will have a material adverse effect on the Company’s financial position, results of operations or cash flows.

Acquiring, holding or disposing of NovaGold’s securities may have tax consequences under the laws of Canada and the United States that are not disclosed in this Annual Information Form and, in particular, potential investors should be aware that NovaGold may be a “passive foreign investment company” under the U.S. Internal Revenue Code and if it is or becomes a passive foreign investment company, there may be tax consequences for investors in the United States.

Acquiring, holding or disposing of NovaGold’s securities may have tax consequences under the laws of Canada and the United States that are not disclosed in this Annual Information Form. In particular, potential investors that are U.S. taxpayers should be aware that the Company may be considered a “passive foreign investment company” under Section 1297(a) of the U.S. Internal Revenue Code (a “PFIC”). If the Company is or becomes a PFIC, any gain recognized on the sale of common shares and any excess distributions paid on the common shares must be ratably allocated to each day in a U.S. taxpayer’s holding period for the common shares. The amount of any such gain or excess distribution allocated to prior years of such U.S. taxpayer’s holding period for the common shares generally will be subject to U.S. federal income tax at the highest tax applicable to ordinary income in each such prior year, and the U.S. taxpayer will be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year.

Alternatively, a U.S. taxpayer that makes a “QEF election” generally will be subject to U.S. federal income tax on such U.S. taxpayer’s pro rata share of the Company’s “net capital gain” and “ordinary earnings” (calculated under U.S. federal income tax rules), regardless of whether such amounts are actually distributed by the Company. U.S. taxpayers should be aware that there can be no assurance that the Company will satisfy record-keeping requirements or that it will supply U.S. taxpayers with required information under the QEF rules, in event that the Company is a PFIC and a U.S. taxpayer wishes to make a QEF election. As a second alternative, a U.S. taxpayer may make a “mark-to-market election” if the Company is a PFIC and the common shares are marketable stock. A U.S. taxpayer that makes a mark-to-market election generally will include in gross income, for each taxable year in which the Company is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the common shares as of the close of such taxable year over (b) such U.S. taxpayer’s tax basis in such common shares.

Investors should consult their tax advisors as to the tax consequences of an investment in NovaGold.

The spin-off of NovaCopper to the Company’s shareholders is complex and subject to various approvals, and there can be no assurance that the Company can complete the spin-off on a timely basis or at all.

The spin-off of NovaCopper to the Company’s shareholders is complicated and involves a substantial number of steps and transactions, including obtaining various court, regulatory and stock exchange approvals. In addition, future financial conditions, superior alternatives or other factors may arise that make it inadvisable to proceed with part or all of the spin-off. The spin-off may not occur as currently expected or within the time frames that are currently contemplated, or at all.

If, for any reason, the spin-off is not completed or its completion is materially delayed, the market price of the Company’s common shares may be materially adversely affected. The Company’s business, financial condition or results of operations could also be subject to various material adverse consequences, including that the Company would remain liable for significant costs relating to the spin-off including, among others, legal and accounting expenses.

If the Company and NovaCopper do not realize the benefits that the Company anticipates from the spin-off, their respective businesses may be materially adversely affected.

Should the Company distribute the shares of NovaCopper to its shareholders as is currently anticipated, the Company expects that the spin-off should be treated as a distribution under Section 301 of the U.S. Internal Revenue Code for purposes of U.S. federal income tax. Investors should consult their own tax advisors as to the tax consequences of an investment in NovaGold.

The proposed sale of Galore Creek may not occur.

Part of the Company’s current business strategy is to sell our interest in the Galore Creek Partnership. We expect to continue to evaluate disposition opportunities on a regular basis and intend to pursue those opportunities that we believe are in our long-term best interests. Competition in the mining business for limited sources of capital could adversely impact our ability to dispose of our interest and as a result we may not be successful in identifying a purchaser or in obtaining an offer at an acceptable price. As a result, there is no assurance that we will be able to dispose of our interest in the Galore Creek Partnership in which case we expect to continue with the joint development of Galore Creek through the Galore Creek Partnership, which would result in increased capital requirements for NovaGold to fund its portion of the project.

NovaGold is a Canadian company and U.S. investors may have difficulty bringing actions and enforcing judgments under U.S. securities laws.

Investors in the United States or in other jurisdictions outside of Canada may have difficulty bringing actions and enforcing judgments against NovaGold, its directors, its executive officers and some of the experts named in this Prospectus based on civil liabilities provisions of the federal securities laws or other laws of the United States or any state thereof or the equivalent laws of other jurisdictions of residence.

ITEM 4 DIVIDENDS

The Company has not declared or paid any dividends on its common shares since the date of its incorporation. The Company intends to retain its earnings, if any, to finance the growth and development of its business and does not expect to pay dividends or to make any other distributions in the near future. The Company’s Board of Directors will review this policy from time to time having regard to the Company’s financing requirements, financial condition and other factors considered to be relevant.

ITEM 5 DESCRIPTION OF CAPITAL STRUCTURE

The Company’s authorized share capital consists of 1,000,000,000 common shares without par value and 10,000,000 preferred shares, issuable in series.

Common Shares

All of the common shares rank equally as to voting rights, participation in a distribution of the assets of the Company on a liquidation, dissolution or winding-up of the Company and the entitlement to dividends. The holders of the common shares are entitled to receive notice of all meetings of shareholders and to attend and vote the shares at the meetings. Each common share carries with it the right to one vote. In the event of the liquidation, dissolution or winding-up of the Company or other distribution of its assets, the holders of the common shares will be entitled to receive, on a pro rata basis, all of the assets remaining after the Company has paid out its liabilities. Distributions in the form of dividends, if any, will be set by the Board of Directors. Provisions as to the modification, amendment or variation of the rights attached to the common shares are contained in the Company’s articles of association and the Companies Act (Nova Scotia). Generally speaking, substantive changes to the share capital require the approval of the shareholders by special resolution (at least 75% of the votes cast) and in certain cases approval by the holders of a class or series of shares, including in certain cases a class or series of shares not otherwise carrying voting rights, in which event the resolution must be approved by no less than two-thirds of the votes cast by shareholders who vote in respect of the resolution.

Preferred Shares

The Company’s preferred shares may be issued from time to time in one or more series, the number of shares, designation, rights and restrictions of which will be determined by the Board of Directors of the Company. The preferred shares rank ahead of the common shares with respect to the payment of dividends and the payment of capital. There are no preferred shares outstanding at the date of this Annual Information Form.

ITEM 6 MARKET FOR SECURITIES

Trading Price and Volume

The common shares of the Company are listed and posted for trading on TSX and the NYSE Amex under the symbol “NG”. The Company traded on the American Stock Exchange (“AMEX”) until trading transferred to the NYSE Alternext (renamed NYSE Amex LLC) when the NYSE Euronext completed its acquisition of AMEX. The Company believes that more than half its shares are beneficially owned by investors in the United States. The following tables set out the market price range and trading volumes of the Company’s common shares on the TSX and NYSE Amex for the periods indicated.

Toronto Stock Exchange

			Volume
			(no. of shares in
Fiscal 2011(1)	High ($)	Low ($)	thousands)

November	12.00	8.62	11,534,700
October	9.41	6.26	11,196,400
September	11.44	6.73	17,112,700
August	10.33	8.64	8,713,000
July	10.29	8.87	8,535,200
June	11.28	8.32	9,371,800
May	12.08	9.78	8,287,600
April	13.49	11.95	6,218,900
March	14.25	11.42	9,060,400
February	14.96	12.94	11,701,700
January	14.32	12.61	10,720,500
December (2010)	16.92	13.22	10,994,000

NYSE Amex
			Volume
			(no. of shares in
Fiscal 2011(1)	High (US$)	Low (US$)	thousands)

November	11.77	8.46	77,753,700
October	9.50	5.93	54,824,100
September	11.55	6.45	93,918,200
August	10.73	8.76	72,950,500
July	10.73	8.93	67,205,000
June	11.60	8.40	71,660,100
May	12.69	9.99	84,396,300
April	14.02	12.51	70,938,600
March	14.65	11.54	89,123,500
February	15.14	13.13	80,720,300
January	14.50	12.61	114,735,100
December (2010)	16.90	13.15	124,567,600

Note:
(1) The Company’s fiscal year end is November 30.

ITEM 7 DIRECTORS AND OFFICERS

The following directors of the Company were elected at the annual general meeting of the Company held May 25, 2011:

Marc Faber
Tony Giardini
Igor Levental
Kalidas Madhavpeddi
Gerald McConnell
Clynton Nauman
James Philip Rick
Van Nieuwenhuyse

Dr. Thomas Kaplan and Gillyeard Leathley were subsequently appointed to the Board on November 15, 2011. Each of the directors holds office until the close of the next annual meeting of the shareholders of the Company or until their successors are duly elected or appointed.

The following table sets forth the name and municipality of residence, office held with the Company, date on which each first became a director (if applicable) and principal occupation during the last five years of each of the directors and officers of the Company as of February 22, 2012.

The following are the directors and officers of the Company:

Name and Municipality of Residence	Office(s) Held	Principal Occupation	Director Since

Gregory A. Lang(7) British Columbia, Canada	President and Chief Executive Officer	President and Chief Executive Officer (“CEO”) of the Company	-

Gillyeard Leathley British Columbia, Canada	Senior Vice President, Chief Operating Officer and Director	Senior Vice President and Chief Operating Officer (“COO”) of the Company; Consultant (2009-2010)	2011

Elaine Sanders British Columbia, Canada	Vice President, Chief Financial Officer and Corporate Secretary	Vice President, Chief Financial Officer (“CFO”) and Corporate Secretary of the Company; Vice President of the Company (2006- 2011); Controller of the Company (2003-2006)	-

Kevin Francis Colorado, USA	Vice President, Resources	Vice President, Technical Services of the Company; Manager, Resources of the Company (2005-2009)

Sacha Iley British Columbia, Canada	Vice President, Human Resources	Vice President, Human Resources of the Company; Human Resources Manager of the Company (2006-2007)	-

Joseph Piekenbrock Colorado, USA	Vice President, Exploration	Vice President, Exploration of the Company; Consultant (2002-2003)	-

Ronald Rimelman Colorado, USA	Vice President, Environment, Health, Safety, and Sustainability	Vice President, Environment, Health, Safety, and Sustainability of the Company; Vice President, Environmental Services, Tetra Tech (2000-2010)	-

Heather White British Columbia, Canada	Vice President, Mining	Vice President, Mining of the Company (2011); Director, Mining of the Company (2011); Director, Marketing, Vale S.A. (2007-2011)	-

Marc Faber(5) Chiang Mai, Thailand	Director	Managing Director, Marc Faber Ltd. (1990-present)	2010

Tony Giardini(1)(2)(6) British Columbia, Canada	Director	CFO, Ivanhoe Mines Ltd. (2006- present); Vice President & Treasurer, Placer Dome Inc. (2003-2006)	2008

Dr. Thomas S. Kaplan(4) New York, USA	Director	Chairman & CEO, The Electrum Group LLC (2011-present); Chairman, Tigris Financial Group Ltd. (2007-2011); Principal, Tigris Financial Group Ltd. (2011-present); Chairman, Leor Exploration & Production LLC (2007-present)	2011

Name and Municipality of
Residence	Office(s) Held	Principal Occupation	Director Since

Igor Levental(5)(6) Colorado, USA	Director	President, The Electrum Group LLC (2010-present); Executive Vice President (“EVP”), EVP, Corporate Development, Electrum USA Ltd. (2007-2010); Vice President, Investor Relations and Corporate Development, Apex Silver Mines Corp. (2003-2007); Vice President, Investor Relations, Homestake Mining Company (1999-2002)	2010

Kalidas Madhavpeddi(1)(3)(5) Arizona, USA	Director	President, Azteca Consulting LLC (2006-present); CEO, Forex Investment Group Limited (2011- Present); CEO, Aurizon Resources Ltd. (2008-present); Senior Vice President, Phelps Dodge (2002-2006)	2007

Gerald McConnell(2)(5)(6) Nova Scotia, Canada	Director	CEO, Namibia Rare Earths Inc. (2010-present); President and CEO, Etruscan Resources Inc. (1990-2010)	1984

Clynton Nauman(3) Washington, USA	Director	CEO, Alexco Resource Corp. and Asset Liability Management Group ULC (2005-present); President, Viceroy Gold Corporation and Viceroy Minerals Corporate (1998- 2003); Director, Viceroy Resource Corporation (1998-2003)	1999

James Philip(1)(2) British Columbia, Canada	Director	President, Clan Chatton Finance Ltd. (2004-present); Partner, Morgan and Co., Chartered Accountants (1981- 2004)	2003

Rick Van Nieuwenhuyse(3)(6)(8) British Columbia, Canada	Director	President and CEO of NovaCopper Inc., President and CEO of NovaGold (1999-2011)	1993

(1)	Member of the Audit Committee
(2)	Member of the Compensation Committee
(3)	Member of the Environment, Health, Safety, and Sustainability (“EHSS”) & Technical Committee
(4)	Chairman of the Board
(5)	Member of the Corporate Governance and Nominations Committee
(6)	Member of the Corporate Communication Committee
(7)	Gregory A. Lang became President and CEO of NovaGold effective January 9, 2012
(8)	Rick Van Nieuwenhuyse resigned as President and CEO of NovaGold effective January 9, 2012

As of February 22, 2012, the directors and officers of the Company beneficially owned or controlled, directly or indirectly, 2,254,407common shares or 1% of the total issued and outstanding common shares of the Company.

Corporate Governance

Audit Committee

National Instrument 52-110 – Audit Committees (“NI 52-110”) requires the Corporation to disclose annually in its AIF certain information concerning the constitution of its Audit Committee and its relationship with its independent auditor, as set forth below.

Audit Committee Charter

The Corporation’s Audit Committee is governed by a charter, the text of which is available on SEDAR at www.sedar.com and is incorporated by reference herein.

Composition of the Audit Committee

The Corporation’s Audit and Corporate Governance Committee is comprised of Messrs. Philip (Chair), Giardini and Madhavpeddi. As defined in NI 52-110, each of the directors is considered to be “independent” and “financially literate”. Biographies of each of the directors are included below.

Audit Committee Members’ Experience and Education

James Philip, CA (Chair)
Mr. Philip is the President of Clan Chatton Finance Ltd., a private investment holding company. Mr. Philip joined Morgan & Company Chartered Accountants in May 1980 and became a partner in June 1981 and managing partner in August 1993 until 2005. Mr. Philip is a chartered accountant and has over 25 years of public accounting experience, servicing mainly companies listed on Canadian and United States stock exchanges. His clients included a significant number of public companies in the mining resource sector. The services he provided his clients included assisting them with the financial aspects of continuous disclosure reporting requirements in Canada and the United States.

Tony Giardini
Mr. Giardini is CFO of Ivanhoe Mines Ltd., an international mining company listed on the TSX and the NYSE, with operations focused in Central Asia and the Asia Pacific region. Prior to joining Ivanhoe, Mr. Giardini spent more than 10 years with Placer Dome Inc. as Vice-President and Treasurer, responsible for managing and overseeing the company’s debt and capital market activities, including managing banking relationships with US, Canadian and international banks. During his time at Placer Dome, Mr. Giardini led the financing team that raised in excess of US$1 billion in debt and equity financings. Mr. Giardini is a CA and CPA and spent 12 years with accounting firm KPMG prior to joining Placer Dome.

Kalidas Madhavpeddi
Mr. Madhavpeddi is CEO of Aurizon Resources Ltd. and Forex Investment Group Limited and President of Azteca Consulting LLC, an investment and advisory company to the mining industry. Mr. Madhavpeddi has over 30 years' experience in business development, corporate strategy, global mergers and acquisitions, marketing, trading and sales. He spent nearly 26 years with Phelps Dodge Corporation which at that time the world’s largest publicly traded copper company. Mr. Madhavpeddi has held various executive positions at Phelps Dodge Corporation including Senior Vice President, Business Development, President, Phelps Dodge Wire and Cable Co., and Senior Vice President, Phelps Dodge Sales Company.

Pre-Approval Policies and Procedures

Pre-approve all auditing services and permitted non-audit services (including the fees and terms thereof) to be performed for the Company by its independent auditor, subject to the de minimis exceptions for non-audit services described in Section 10A(i)(1)(B) of the Exchange Act which are approved by the Audit Committee prior to the completion of the audit. The Audit Committee may form and delegate authority to subcommittees consisting of one or more members when appropriate, including the authority to grant preapprovals of audit and permitted non-audit services, provided that decisions of such subcommittee to grant preapprovals shall be presented to the full Audit Committee at its next scheduled meeting. All fees have been pre-approved since the adoption of this policy.

External Auditor Service Fees

The Auditors of the Corporation since May 22, 2002 have been PricewaterhouseCoopers LLP, Chartered Accountants (“PWC”), 250 Howe Street, 7th Floor, Vancouver, British Columbia.

(a)	Audit Fees
The total fees billed by PWC in each of the last two fiscal years for audit services are as follows:
For the year ended November 30, 2011: $430,000
For the year ended November 30, 2010: $495,000

(b)	Audit Related Fees

The total fees billed by PWC in each of the last two fiscal years for assurance and related services by PWC that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported under (a) are as follows:

For the year ended November 30, 2011: $215,000
For the year ended November 30, 2010: $140,000

(c)	Tax Fees
The total fees billed in each of the last two fiscal years for professional services rendered by PWC for tax compliance, tax advice and tax planning are as follows:
For the year ended November 30, 2011: $Nil
For the year ended November 30, 2010: $Nil

(d)	All Other Fees
The total fees billed in each of the last two fiscal years for products and services provided by PWC, other than the services reported under causes (a), (b) and (c) above are as follows:
For the year ended November 30, 2011: $Nil
For the year ended November 30, 2010: $35,000

Limitation of Audit Committee’s Role

While the Audit Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Audit Committee to plan or conduct audits or to determine that the Company’s financial statements and disclosures are complete and accurate and are in accordance with Canadian and U.S. GAAP applicable rules and regulations. These are the responsibilities of management and the independent auditor.

Other Board Committees

The Board of Directors has also designated a Compensation Committee consisting of Messrs. McConnell, Giardini and Philip, a Safety, Environment and Sustainability Committee consisting of Messrs. Nauman, Van Nieuwenhuyse and Madhavpeddi, Corporate Governance and Nominating Committee consisting of Messrs. McConnell, Levental, Faber, and Madhavpeddi and a Corporate Communication Committee consisting of Messrs. McConnell, Giardini, and Levental.

All of the directors of the Company hold office until the close of the next annual meeting of the shareholders of the Company or until their successors are duly elected or appointed.

Conflicts of Interest

To the knowledge of the Company, no existing or potential conflicts of interest exist between the Company and any of its officers or directors other than as set forth below.

In 2011, the Company provided exploration and management services totalling $0.02 million to Alexco Resource Corp. (“Alexco”), and during 2010 the Company provided exploration and management services totalling $0.02 million to Alexco. Alexco is a related party having two common directors.

In 2011, the Company provided exploration and management services to TintinaGold Resources Inc. (“TintinaGold”) totalling $0.03 million, and during 2010 the Company provided exploration and management services totalling $0.1 million to TintinaGold. In March 2009, TintinaGold (formerly Mantra Mining Inc.) purchased five early-stage Alaskan base metal properties from the Company. In consideration for the sale of the five properties, the Company received 3,125,000 shares of Mantra common stock worth $1.6 million at deal closing. In October 2009, TintinaGold completed its plan of arrangement to spin out AsiaBaseMetals, of which NovaGold’s Vice President Exploration, Mr. Piekenbrock, is a director. At November 30, 2011, the Company held 3,125,000 shares in both companies with a combined fair value of $2.6 million. Mr. Van Nieuwenhuyse is a significant shareholder and director on the board of TintinaGold and AsiaBaseMetals.

ITEM 8 LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Other

On July 15, 2009, two claims were filed in the United States District Court for the District of Alaska against NovaGold, Alaska Gold Company (“AGC”) and other parties arising out of an accident on July 19, 2007, where two employees of a contractor were killed in a construction-related accident at the Company’s Rock Creek project. The claims are seeking wrongful death damages in excess of US$2.5 million. The Company and AGC filed an answer to the complaint denying all allegations and asserting certain affirmative defenses. The Company and AGC have disputed these claims and believe they have substantial and meritorious legal and factual defenses, which they intend to pursue vigorously. The claims against AGC had been dismissed during 2010 by agreement without payment of any money.

On May 11, 2011, the claim was settled that had been filed against NovaGold in the United States Federal District Court for the District of Alaska. The settlement was paid through insurance and NovaGold did not pay any funds out of its cash balance. The settlement reached on May 11, 2011 has resolved the claim originally filed on July 15, 2009 and the plaintiffs do not have any further recourse against the Company.

Regulatory Actions

In July 2010, December 2010, February 2011, and March 2011, the Company’s wholly-owned subsidiary AGC received a total of 37 citations and orders from the Mine Safety Health Administration (“MSHA”) alleging certain violations of U.S. Federal mine safety laws under the Federal Mine Safety and Health Act of 1977 (the “Mine Safety Act”) at the Rock Creek project. During the fiscal year ending November 30, 2011, MSHA issued a total of 37 citations alleging 25 violations of Section 104(a) and 12 violations of Section 104(d). These citations spanned a period of 2010 to 2011. MSHA subsequently vacated one of the citations after receiving further information from AGC. The total value of the proposed assessments for these violations was US$37,658. As of November 30, 2011, 36 legal actions (MSHA citations or orders contested by AGC) remained pending. In November 2011, MSHA and AGC developed and submitted a joint motion for settlement covering 35 contested citations and assessments under the Mine Safety Act. The remaining citation was separately resolved thorough payment of a penalty by AGC in the amount of US$100. On December 12, 2011, a federal administrative law judge issued a decision approving the settlement and dismissing the AGC's remaining MSHA cases. The dismissal was conditioned on the AGC's payment of a US$22,671.00 penalty within 90 days of the decision. On January 18, 2012, the Company paid MSHA that amount, resolving all outstanding MSHA citations and assessments at the Rock Creek Mine. On January 18, 2012, the Company paid MSHA that amount, resolving those MSHA citations and assessments. Due to a clerical error, one case involving a $392 penalty has not been dismissed, but MSHA submitted a motion to dismiss that case in December 2011 and the matter is awaiting the judge’s signature. This one case involving $392 awaiting dismissal is the only unresolved citation or assessment from MSHA for the Rock Creek Mine.

On December 31, 2009, AGC received a renewed temporary Certificate of Approval to Operate a Dam (“COA”) from the Alaska Department of Natural Resources (“ADNR”). The COA authorizes AGC’s continued operation of the mine’s TSF dam. The term of the renewed COA expires on November 24, 2011. The renewed COA contains conditions AGC must follow to ensure dam safety including the requirement to treat, inject and apply water to manage water levels behind the mine’s TSF dam. The renewed COA also required that AGC notify ADNR by November 1, 2010 of AGC’s preliminary, future intentions concerning the mine site which may include entering permanent closure or requesting an extension of the temporary closure period. AGC complied with this requirement by notifying ADNR of AGC’s intent to continue implementing COA water management requirements while AGC considers the potential sale or closure of the mine.

ITEM 9 TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Common Shares in Canada is Computershare Investor Services Inc. at its principal offices in Vancouver, British Columbia and Toronto, Ontario. The co-transfer agent and registrar for the Common Shares in the United States is Computershare Trust Company Inc. at its office in Denver, Colorado.

ITEM 10 MATERIAL CONTRACTS

The Company’s material contracts include:

  Underwriting Agreement dated February 2, 2012 between RBC Dominion Securities Inc. and J.P. Morgan Securities LLC;
  Unit Purchase Agreement dated December 31, 2008 between Electrum and NovaGold;
  Indenture dated as of March 26, 2008 between NovaGold and The Bank of New York (the “Indenture”) and Supplemental Indenture No. 1 dated as of March 26, 2008 to the Indenture between NovaGold and The Bank of New York providing for the issuance of the Notes;
  Limited Liability Company Agreement dated December 1, 2007 between Donlin Gold LLC, Barrick Gold U.S. Inc. and NovaGold Resources Alaska, Inc., as amended by an agreement dated January 13, 2010;
  Galore Creek Partnership General Partnership Agreement dated August 1, 2007 between NovaGold Canada Inc., Teck Cominco Metals Ltd., Galore Creek Mining Corporation, NovaGold Resources Inc. and Teck Cominco Limited, the amendment thereto dated November 25, 2007, the amendment thereto dated July 28, 2008 and the amendment thereto dated February 11, 2009.

ITEM 11 INTERESTS OF EXPERTS

None of AMEC Americas Limited, Lemley International Limited, SRK Consulting, Kirk Hanson, Gordon Seibel, Tony Lipiec, Robert Gill, Jay Melnyk, Gregory Wortman, Greg Kulla, Dana Rogers, Erin Workman, Russ White and Neal Rigby, each being companies or persons who have prepared reports relating to the Company’s mineral properties, or any director, officer, employee or partner thereof, as applicable, received or has received a direct or indirect interest in the property of the Company or of any associate or affiliate of the Company. As at the date hereof, the aforementioned persons, and the directors, officers, employees and partners, as applicable, of each of the aforementioned companies and partnerships beneficially own, directly or indirectly, in total, less than one percent of the securities of the Company.

The auditors of the Company are PricewaterhouseCoopers LLP, Chartered Accountants, of Vancouver, British Columbia. PricewaterhouseCoopers LLP, Chartered Accountants, report that they are independent of the Company in accordance with the Rules of Professional Conduct in British Columbia, Canada. PricewaterhouseCoopers LLP is registered with the Public Company Accounting Oversight Board.

Neither the aforementioned persons, nor any director, officer, employee or partner, as applicable, of the aforementioned companies or partnerships, is currently expected to be elected, appointed or employed as a director, officer or employee of the Company or of any associate or affiliate of the Company.

ITEM 12 ADDITIONAL INFORMATION

Additional information, including details as to directors’ and officers’ remuneration, principal holders of the Company’s shares, options to purchase shares of the Company and certain other matters is contained in the Company’s Management Information Circular for its most recent annual meeting of shareholders that involved the election of directors. Additional financial information is provided in the Company’s comparative financial statements and related Management’s Discussion and Analysis for its year ended November 30, 2011. Copies of the above and other disclosure documents may be examined and/or obtained on SEDAR at www.sedar.com.

The Company will provide to any person, upon request to the Secretary of the Company:

a)

when securities of the Company are in the course of a distribution pursuant to a short form prospectus, or a preliminary short form prospectus has been filed in respect of a distribution of its securities:

	i)	one copy of the Annual Information Form of the Company, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the Annual Information Form;

ii)

one copy of the comparative financial statements of the Company for its most recently completed financial year together with the accompanying report of the auditor and one copy of any interim financial statements of the Company subsequent to the financial statements for its most recently completed financial year;

iii)

one copy of the management information circular in respect of the most recent annual meeting of shareholders that involved the election of directors or one copy of any annual filing prepared in lieu of that information circular, as appropriate; and

	iv)	one copy of any other documents incorporated by reference into the preliminary short form prospectus or the short form prospectus not required to be provided under (i) to (iii) above; or

b)

at any other time, one copy of any other documents referred to in (a), (i) to (iii) above, provided that the Company may require the payment of a reasonable charge if the request is made by a person who is not a security holder of the Company.